As filed with the Securities and Exchange Commission on November 27, 2006
Registration No. 333-136499

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 5
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Double-Take Software, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7372	20-0230046
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

257 Turnpike Road, Suite 210
Southborough, Massachusetts 01772
877-335-5674
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Dean Goodermote
President and Chief Executive Officer
Double-Take Software, Inc.
257 Turnpike Road, Suite 210
Southborough, Massachusetts 01772
877-335-5674
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Michael J. Silver Thene M. Martin Charles E. Sieving Hogan & Hartson L.L.P. 111 South Calvert Street Baltimore, Maryland 21202 (410) 659-2700	Selim Day Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas, 40th Floor New York, New York 10019 (212) 999-5800

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)	Dated November 27, 2006

7,500,000 Shares

Common Stock

This is an initial public offering of shares of our common stock. We are selling 5,000,000 shares of common stock and the selling stockholders are selling 2,500,000 shares of common stock. We will not receive any proceeds from the shares of common stock sold by the selling stockholders. Prior to this offering, there has been no public market for our common stock. We have applied for quotation of our common stock on The NASDAQ Stock Market under the symbol “DBTK.” We expect that the public offering price will be between $9.00 and $11.00 per share.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Double-Take Software, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional 1,125,000 shares from the selling stockholders at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2006.

Cowen and Company	Thomas Weisel Partners LLC

CIBC World Markets
Pacific Crest Securities

          , 2006

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders and underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Market data and industry statistics used in this prospectus are based on independent industry publications and other publicly available information.

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before investing in our common stock and you should read this entire prospectus carefully before investing, especially the information discussed under “Risk Factors” beginning on page 7. As used in this prospectus, the terms “we,” “our,” “us,” or “Double-Take Software” refer to Double-Take Software, Inc. and its subsidiaries, taken as a whole, as well as any predecessor entities, unless the context otherwise indicates.

Double-Take Software, Inc.

Double-Take Software develops, sells and supports affordable software that reduces downtime and protects data for business-critical systems. We believe that we are the leading supplier of replication software for Microsoft server environments and that our business is distinguished by our focus on software license sales, our productive distribution network and our efficient services infrastructure. Organizations of all sizes and in all industries increasingly rely on application systems and stored electronic data to conduct business. Also, new regulations have increased data protection requirements for businesses, and new threats of business disruption from events such as 9/11 and Hurricane Katrina are encouraging organizations to re-examine their data and server recovery strategies. Our software responds to these needs by continuously replicating changes made to application data on a primary operating server to a duplicate server located on- or off-site. Because the duplicate server can commence operating in place of the primary server at almost any time, our software facilitates rapid failover and application recovery in the event of a service interruption.

Our success has been driven in large part by our software technology, released in 1995 and enhanced by years of customer feedback. Residing on the server operating system, our software continuously monitors and captures file system activity and replicates only changed files. Our hardware- and application-independent software efficiently protects data created by any application on any type or brand of disk storage on almost any brand of server running Windows file systems.

We sell our software through multiple channels, all supported by an experienced direct sales force. Our distribution partners include leading server manufacturers, such as Dell Computer Corporation and Hewlett-Packard Company, leading distributors, such as Bell Microproducts Inc. and Tech Data Corporation, and over 120 value-added resellers that we believe are generally well-connected with small- and medium-sized enterprises. Our broad distribution network, coupled with affordable price points, feature-rich proven software, modest implementation costs and dependable support, makes our software accessible and scalable from small enterprises of 20 people to Fortune 500 companies. As of September 30, 2006, our customer base of more than 10,000 organizations included over half of the Fortune 500 companies as well as a large number of law firms, financial institutions, hospitals, school districts and governmental entities.

Our Markets and Opportunities

The storage replication market is large and growing. In 2006, International Data Corp., or IDC, a market research firm, estimated in its Worldwide Storage Replication Software 2006-2010 Forecast, Mar 2006 Doc #200998, that the worldwide storage replication software market would grow from $2.1 billion in sales in 2005 to $4.2 billion in 2010, representing a compound annual growth rate of approximately 15%. IDC further estimated that sales in the Windows server sub-segment of this market, which our software currently addresses, would increase at a compound annual growth rate of approximately 25%, from $310 million in 2005 to $940 million in 2010. In addition, we believe that our software is particularly attractive to businesses in the small-and medium-sized enterprise information technology market, which we believe has been growing at a faster rate than the large enterprise information technology market.

We believe that growth in our market is driven by a number of factors, including the following:

•	the rapid growth in digital data, driven by increased usage of automated systems;

•	an increased focus on protecting a growing number of business-critical applications, such as email applications, particularly in service-oriented industries;

•	government and industry regulations, such as the Health Insurance Portability and Accountability Act of 1996 and the Sarbanes-Oxley Act of 2002, which require data protection and recovery;

•	a heightened awareness of the potential for natural and man-made disasters; and

•	the increasingly high cost of downtime, which is partly attributable to an increase in the sharing of applications with customers, partners and remote users.

Our Software

By combining efficient, continuous, remote and local data replication with the ability to monitor and quickly switch critical applications to alternate servers, we believe that we have designed our software to provide an affordable, easy to implement and scalable approach to reduce downtime and enhance data recovery for business-critical applications.

Our software provides organizations with recovery solutions that we believe meet their needs by providing the following:

•	Fast and Reliable Data Recovery. Our software provides fast recovery for the server and application itself, creating a server ready to take over, substantially on command and provide rapid access or failover to the replicated data to meet the new availability requirements of business-critical applications, such as Microsoft Exchange Server or Microsoft SQL Server.

•	Simple and Affordable Software. Our software can be easily installed on new or existing file or application servers, can work with most existing storage and network infrastructure and is hardware and application independent. This makes it possible to install and begin protecting an existing server easily and quickly and makes the solution more cost effective than some other approaches. Once installed, our application recovery tools automate failover and user redirection. With a median selling price of approximately $4,000, our software is affordable for a wide variety of organizations.

•	Flexible and Scalable Software. Our software works with a variety of applications within the Windows server environment and almost any type of storage architecture from almost any mix of vendors. It efficiently captures changes, optimizes data transmission, and controls which files and which changes need to be replicated, rather than blindly copying disk block changes regardless of whether they contain required information. Our software is easily deployed and can be centrally managed across any number of machines, including “virtual machines” partitioned with software such as VMware.

•	Continuous Backup of Data. Our software minimizes or eliminates data loss by continuously and efficiently replicating data changes to one or more protected, local or remote locations. Even open applications and files can be mirrored and changes replicated, which enables our software to protect 24x7 applications, such as email and databases.

•	Efficient, Optimized Protection. Our software captures the exact changes an application is generating before those changes are abstracted into generic “disk blocks.” For example, it can distinguish between a new email being sent to an Exchange mailbox that needs to be immediately replicated from a temporary file that does not need to be protected. Efficiently transmitting the minimum amount of data to maintain protection is a significant architectural advantage.

•	Significant Expertise and Experience. Our software incorporates our years of experience protecting critical Windows servers and applications like Microsoft Exchange Server, Microsoft SQL Server, Microsoft SharePoint Portal Server and Oracle Database. Although our focus has been on the Windows server environment because of its large position in the business critical market place, we anticipate that we can apply our technology in other server environments to the extent market dynamics shift.

Our suite of software is offered in a variety of versions that are aligned to operating system capabilities. Additional versions include those that have been specifically crafted to run within virtual systems, to perform replication only, and versions designed to run within Microsoft Cluster Services called GeoCluster. Some versions are also available from OEM partners under different brand names.

Our Strategy

Our goal is to provide affordable software that will reduce our customers’ downtime for business-critical systems to as close to zero as possible and offer effective protection and recovery for less critical systems. In striving for this goal, we seek to be the leading provider of software for application availability and data protection. We are pursuing the following key initiatives:

•	Expand our customer base within our current markets;

•	Cross-sell existing and new software to our customer base;

•	Enter new markets;

•	Expand globally; and

•	Continue to innovate.

About Us

We were organized as a New Jersey corporation in 1991, and we reincorporated in Delaware in 2003. In July 2006 we changed our name to Double-Take Software, Inc. from NSI Software, Inc. Our principal executive offices are located at 257 Turnpike Road, Suite 210, Southborough, Massachusetts 01772, and our main telephone number at that address is (877) 335-5674. We maintain our general corporate website at www.doubletake.com. The contents of our website, however, are not a part of this prospectus.

We own, or claim ownership rights to, a variety of trade names, service marks and trademarks for use in our business, including Double-Take®, GeoCluster®, Balancetm, Double-Take for Virtual Systemstm and Double-Take for Virtual Serverstm in the United States and, where appropriate, in foreign countries. This prospectus also includes product names and other trade names and service marks owned by us and other companies. The trade names and service marks of other companies are the property of those other companies.

The Offering

Common stock offered by us	5,000,000 shares

Common stock offered by the selling stockholders	2,500,000 shares

Common stock to be outstanding after this offering	20,502,779 shares

Use of proceeds	We estimate that our net proceeds from the offering will be approximately $43.5 million. We intend to use approximately $33.3 million of the net proceeds for working capital and other general corporate purposes. In addition, we expect to use approximately $10.2 million of the net proceeds to fund a mandatory payment to the holders of our Series B convertible preferred stock in connection with the conversion of all of the outstanding shares of our Series B convertible preferred stock immediately before the completion of the offering.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in shares of our common stock.

Proposed NASDAQ Stock Market symbol	“DBTK”

The share information above is based on 15,502,779 shares of common stock outstanding as of October 31, 2006 and excludes:

•	3,018,231 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $3.04; and

•	163,265 shares of common stock issuable upon the exercise of outstanding warrants as of October 31, 2006 at a weighted average exercise price of $2.15;

but, includes:

•	266,871 shares of our common stock to be issued upon the consummation of this offering to our chief executive officer pursuant to an employment agreement; and

•	12,520 shares of our common stock that are being sold in this offering and that are to be issued in connection with the consummation of this offering to certain of our executive officers upon the exercise of employee stock options.

Unless we indicate otherwise, the information in this prospectus:

•	reflects a 1-for-4.9 reverse split of our outstanding common stock that occurred on November 3, 2006;

•	reflects the conversion of the outstanding shares of our Series B convertible preferred stock, including accrued dividends, into 9,536,790 shares of common stock immediately before the completion of this offering, which we have assumed for this purpose occurred on October 31, 2006;

•	reflects the conversion of the outstanding shares of our Series C convertible preferred stock, including accrued dividends, into 1,889,049 shares of common stock immediately before the completion of this offering, which we have assumed for this purpose occurred on October 31, 2006;

•	assumes that the initial public offering price of the common stock will be $10.00 per share, which is the midpoint of the range we show on the cover page of this prospectus; and

•	assumes that the underwriters will not exercise their option to purchase up to an additional 1,125,000 shares from the selling stockholders to cover overallotments.

Summary Financial Data

The following table shows our summary statement of operations data for each of the years ended December 31, 2005, 2004 and 2003 and the nine months ended September 30, 2006 and 2005, and summary balance sheet data at September 30, 2006. The summary statement of operations data for the years ended December 31, 2005, 2004 and 2003 are derived from our audited financial statements prepared in accordance with generally accepted accounting principles, which are included elsewhere in this prospectus. The summary statement of operations data for the nine months ended September 30, 2006 and 2005 and the summary balance sheet data at September 30, 2006, which are presented elsewhere in this prospectus, are unaudited, but include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. Our historical results are not necessarily indicative of our results for any future period.

This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and related notes, and our unaudited pro forma financial data and related notes appearing elsewhere in this prospectus.

	Year ended December 31,			Nine Months ended September 30,
	2005	2004	2003	2006	2005
				(unaudited)
	(in thousands)

Statement of Operations Data:
Revenue:
Software licenses	$26,222	$19,943	$16,283	$26,240	$18,341
Maintenance and professional services	14,488	9,895	7,650	15,547	10,540

Total revenue	40,710	29,838	23,933	41,787	28,881

Cost of revenue:
Software licenses	38	559	1,426	1,329	31
Maintenance and professional services	4,357	3,694	3,103	4,426	3,214

Total cost of revenue	4,395	4,253	4,529	5,755	3,245

Gross profit	36,315	25,585	19,404	36,032	25,636

Operating expenses:
Sales and marketing	17,191	16,188	13,654	15,591	12,645
Research and development	9,748	8,717	6,373	7,749	7,292
General and administrative	6,730	5,666	5,253	6,371	5,268
Depreciation and amortization	805	527	1,617	1,094	570
Legal fees and settlement costs	5,671	1,755	200	—	1,040

Total operating expenses	40,145	32,853	27,097	30,805	26,815

Income (loss) from operations	(3,830)	(7,268)	(7,693)	5,227	(1,179)
Interest income	83	7	19	213	35
Interest expense	(36)	(765)	(341)	(69)	(21)
Foreign exchange gains (losses)	—	—	—	79	—

Income (loss) before income taxes	(3,783)	(8,026)	(8,015)	5,450	(1,165)
Income tax expense	—	—	—	403	—

Net income (loss)	(3,783)	(8,026)	(8,015)	5,047	(1,165)
Less:
Accretion of redeemable preferred stock	(5,332)	(5,314)	(4,928)	(4,000)	(4,000)
Beneficial conversion feature on Series B preferred stock	—	—	(1,194)	—	—

	Year ended December 31,			Nine Months ended September 30,
	2005	2004	2003	2006	2005
				(unaudited)
	(in thousands, except per share data)

Dividends on preferred stock	(2,686)	(2,029)	(1,637)	(2,163)	(1,988)

Net loss attributable to common stockholders	$(11,801)	$(15,369)	$(15,774)	$(1,116)	$(7,153)

Net loss attributable to common stockholders per share:
Basic and diluted	$(3.11)	$(4.06)	$(4.16)	$(0.29)	$(1.89)

Weighted average shares used in computing per share amounts:
Basic and diluted	3,789	3,786	3,786	3,794	3,788

	As of September 30, 2006
			Pro Forma
	Actual	Pro Forma(1)	As Adjusted(2)
	(unaudited, in thousands)

Balance Sheet Data:
Cash and cash equivalents	$10,438	$213	$44,593
Working capital	(1,604)	(11,829)	33,140
Total assets	30,911	20,686	63,597
Deferred revenue	14,658	14,658	14,658
Long-term deferred revenue	3,778	3,778	3,778
Long-term deferred rent	434	434	434
Long-term capital lease obligations	22	22	22
Redeemable convertible preferred stock	56,827	0	0
Total stockholders’ equity (deficit)	(54,551)	(7,949)	35,551

(1)	Pro forma to give effect to the conversion of our outstanding shares of Series B convertible preferred stock and Series C convertible preferred stock into an aggregate of 11,348 shares of our common stock, including the payment of $10,225 to the Series B preferred stockholders, immediately before the completion of this offering, which we have assumed for this purpose occurred on September 30, 2006.

(2)	Pro forma as adjusted to give effect to (i) the conversion of our outstanding shares of Series B convertible preferred stock and Series C convertible preferred stock into an aggregate of 11,348 shares of our common stock, including the payment of $10,225 to the Series B preferred stockholders, immediately before the completion of this offering, which we have assumed for this purpose occurred on September 30, 2006 and (ii) our sale of common stock in this offering at an assumed offering price of $10.00 per share, which is the midpoint of the range we show on the cover page of this prospectus, and the receipt and application of the net proceeds thereof.

RISK FACTORS

An investment in our stock involves a high degree of risk. You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the events or developments described below occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment in our common stock.

Risks Related to Our Business

Intense competition in our industry may hinder our ability to generate revenue and may adversely affect our margins.

The market for our software is intensely competitive. Our primary competitors include EMC Corporation (Legato), Neverfail Group, Ltd., Symantec Corporation (Veritas) and CA, Inc. (XOsoft Inc.). Some of these companies and many of our other current and potential competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources than we do, as well as larger installed customer bases and greater name recognition. Our competitors may be able to devote greater resources to the development, marketing, distribution, sale and support of their products than we can and some may have the ability to bundle their data replication offerings with their other products. The extensive relationships that these competitors have with existing customers may make it increasingly difficult for us to increase our market share. The resources of these competitors also may enable them to respond more rapidly to new or emerging technologies and changes in customer requirements and to reduce prices to win new customers.

As this market continues to develop, a number of other companies with greater resources than ours, including Microsoft, could attempt to enter the market or increase their presence by acquiring or forming strategic alliances with our competitors or business partners or by introducing their own competing products.

Our success will depend on our ability to adapt to these competitive forces, to develop more advanced products more rapidly and less expensively than our competitors, to continue to develop a global sales and support network, and to educate potential customers about the benefits of using our software rather than our competitors’ products. Existing or new competitors could introduce products with superior features, scalability and functionality at lower prices. This could dramatically affect our ability to sell our software. In addition, some of our customers and potential customers may buy other software, other competing products and related services from our competitors, and to the extent that they prefer to consolidate their software purchasing from fewer vendors, they may choose not to continue to purchase our software and support services.

We expect additional competition from other established and emerging companies. Increased competition could result in reduced revenue, price reductions, reduced gross margins and loss of market share, any of which would harm our results of operations.

Because a large majority of our sales are made to or through distributors, value-added resellers and original equipment manufacturers, none of which have any obligation to sell our software applications, the failure of this distribution network to sell our software effectively could materially adversely affect our revenue and results of operations.

We rely on distributors, value-added resellers and original equipment manufacturers, or OEMs, together with our inside and field-based direct sales force, to sell our products. These distributors, resellers and OEMs sell our software applications and, in some cases, incorporate our software into systems that they sell. We expect that these arrangements will continue to generate a large majority of our total revenue. Sales to or through our distributors, resellers and OEMs accounted for approximately 93% of our total revenue for the year ended December 31, 2005 and 94% for the nine months ended September 30, 2006. Sales to or through our top five distributors, resellers and OEMs accounted for approximately 63% of our total revenue for 2005 and 51% of our total revenue for the nine months ended September 30, 2006.

We have limited control over the amount of software that these businesses purchase from us or sell on our behalf, we do not have long term contracts with any of them, and they have limited obligations to recommend, offer or sell our software applications. Thus there is no guarantee that this source of revenue will continue at the same level as it has in the past. Any material decrease in the volume of sales generated by our larger distributors, resellers and OEMs could materially adversely affect our revenue and results of operations in future periods.

We depend on growth in the storage replication market, and lack of growth or contraction in this market could materially adversely affect our sales and financial condition.

Demand for data replication software is driven by several factors, including an increased focus on protecting business-critical applications, government and industry regulations requiring data protection and recovery, a heightened awareness of the potential for natural and man-made disasters and the growth in stored data from the increased use of automated systems. Segments of the computer and software industry have in the past experienced significant economic downturns and decreases in demand as a result of changing market factors. A change in the market factors that are driving demand for data replication software could adversely affect our sales, profitability and financial condition.

Our current products are designed exclusively for the Microsoft server environment, which exposes us to risks if Microsoft products are not compatible with our software or if Microsoft chooses to compete more substantially with us in the future.

We currently depend exclusively on customers that deploy Microsoft products within their organizations. Microsoft could make changes to its software that render our software incompatible or less effective. Furthermore, Microsoft may choose to focus increased resources on applications that compete with our applications, including competing applications that Microsoft bundles with its operating platform. These actions could materially adversely affect our ability to generate revenue and maintain acceptable profit margins.

We have not generated net profits for any year since our inception and we may be unable to achieve or sustain profitability in the future.

We generated net losses, before dividends and accretion attributable to preferred stock, of $8.0 million for 2003, $8.0 million for 2004, and $3.8 million for 2005, and we had a net profit of $5.0 million for the nine months ended September 30, 2006, all before dividends and accretion attributable to preferred stock. As of September 30, 2006, we had an accumulated stockholders’ deficit of $54.6 million. We may be unable to sustain or increase profitability in future periods. We intend to continue to expend significant funds in developing our software offerings and for general corporate purposes, including marketing, services and sales operations, hiring additional personnel, upgrading our infrastructure, and regulatory compliance obligations in connection with being a public reporting company. We expect that associated expenses will precede any revenue generated by the increased spending. If we experience a downturn in our business, we may incur or continue to incur losses and negative cash flows from operations, which could materially adversely affect our results of operations and capitalization.

Because we generate substantially all of our revenue from sales of our Double-Take software and related services, a decline in demand for our Double-Take software could materially adversely affect our revenue, profitability and financial condition.

We derive nearly all of our software revenue from our Double-Take software, which generated over 97% of our total revenue for the year ended December 31, 2005 and 96% for the nine months ended September 30, 2006. In addition, we derive substantially all of our maintenance and professional services revenue from associated maintenance and customer support of these applications. As a result, we are particularly vulnerable to fluctuations in demand for these software applications, whether as a result of competition, product obsolescence, technological change, budgetary constraints of our customers or other factors. If demand for any of these software applications declines significantly, our revenue, profitability and financial condition would be adversely affected.

We may not be able to respond to technological changes with new software applications, which could materially adversely affect our sales and profitability.

The markets for our software applications are characterized by rapid technological changes, changing customer needs, frequent introduction of new software applications and evolving industry standards. The introduction of software applications that embody new technologies or the emergence of new industry standards could make our software applications obsolete or otherwise unmarketable. As a result, we may not be able to accurately predict the lifecycle of our software applications, which may become obsolete before we receive any revenue or the amount of revenue that we anticipate from them. If any of the foregoing events were to occur, our ability to retain or increase market share in the storage replication market could be materially adversely affected.

To be successful, we need to anticipate, develop and introduce new software applications on a timely and cost-effective basis that keep pace with technological developments and emerging industry standards and that address the increasingly sophisticated needs of our customers and their budgets. We may fail to develop or sell software applications that respond to technological changes or evolving industry standards, experience difficulties that could delay or prevent the successful development, introduction or sale of these applications or fail to develop applications that adequately meet the requirements of the marketplace or achieve market acceptance. Our failure to develop and market such applications and services on a timely basis, or at all, could materially adversely affect our sales and profitability.

Our failure to offer high quality customer support services could harm our reputation and could materially adversely affect our sales of software applications and results of operations.

Our customers depend on us, and, to some extent, our distribution partners, to resolve implementation, technical or other issues relating to our software. A high level of service is critical for the successful marketing and sale of our software. If we or our distribution partners do not succeed in helping our customers quickly resolve post-deployment issues, our reputation could be harmed and our ability to make new sales or increase sales to existing customers could be damaged.

Defects or errors in our software could adversely affect our reputation, result in significant costs to us and impair our ability to sell our software.

If our software is determined to contain defects or errors our reputation could be materially adversely affected, which could result in significant costs to us and impair our ability to sell our software in the future. The costs we would incur to correct product defects or errors may be substantial and would adversely affect our operating results. After the release of our software, defects or errors have been identified from time to time by our internal team and by our clients. Such defects or errors may occur in the future.

Any defects that cause interruptions to the data recovery functions of our applications, or that cause other applications on the operating system to malfunction or fail, could result in:

•	lost or delayed market acceptance and sales of our software;

•	loss of clients;

•	product liability suits against us;

•	diversion of development resources;

•	injury to our reputation; and

•	increased maintenance and warranty costs.

We may fail to realize the anticipated benefits of our acquisition of Sunbelt System Software S.A.S.

Our future success will depend in significant part on our ability to realize the operating efficiencies, new revenue opportunities and cost savings we expect to result from the integration of Sunbelt System Software S.A.S., which is now known as Double-Take Software S.A.S., or Double-Take EMEA. Our

operating results and financial condition may be adversely affected if we are unable to integrate successfully the operations of Double-Take EMEA, or incur unforeseen costs and expenses or experience unexpected operating difficulties that offset anticipated cost savings. In particular, the integration may involve, among other items, integration of sales, marketing, billing, accounting, management, personnel, payroll, network infrastructure and other systems and operating hardware and software, some of which may be incompatible with our existing systems and therefore may need to be replaced. The integration may place significant strain on our management, financial and other resources.

We may not receive significant revenue from our research and development efforts for several years, if at all.

We have made a significant investment in developing and improving our software. Our research and development expenditures were $9.7 million, or approximately 24% of our total revenue, for 2005, $8.7 million, or approximately 29% of our total revenue, for 2004 and $7.7 million, or approximately 19% of our total revenue, for the nine months ended September 30, 2006. We believe that we must continue to dedicate a significant amount of our resources to our research and development efforts to maintain our competitive position, and we plan to do so. However, we may not receive significant revenue from these investments for several years following each investment, if ever.

The loss of key personnel or the failure to attract and retain highly qualified personnel could adversely affect our business.

Our future performance depends on the continued service of our key technical, sales, services and management personnel. We rely on our executive officers and senior management to execute our existing business plans and to identify and pursue new opportunities. The loss of key employees could result in significant disruptions to our business, and the integration of replacement personnel could be time consuming, cause additional disruptions to our business and be unsuccessful. We do not carry key person life insurance covering any of our employees.

Our future success also depends on our continued ability to attract and retain highly qualified technical, services and management personnel. Competition for such personnel is intense, and we may fail to retain our key technical, services and management employees or attract or retain other highly qualified technical, services and management personnel in the future. Conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our personnel costs would be excessive and our business and profitability could be adversely affected.

We will not be able to maintain our sales growth if we do not retain or attract and train qualified sales personnel.

A portion of our revenue is generated by our direct sales force, and our future success will depend in part upon its continued productivity and expansion. To the extent we experience attrition in our direct sales force, we will need to hire replacements. We face intense competition for sales personnel in the software industry, and we may not be successful in retaining, hiring or training our sales personnel in accordance with our plans. If we fail to retain the experienced members of our sales force, or maintain and expand our sales force as needed, our future sales and profitability could be adversely affected.

Changes in the regulatory environment and general economic condition and other factors in countries in which we have international sales and operations could adversely affect our operations.

We derived approximately 24% of our revenue from sales outside the United States in 2005 and approximately 31% of our revenue from sales outside the United States in the nine months ended September 30, 2006. We anticipate that our acquisition of Double-Take EMEA in May 2006 will significantly increase the percentage of our revenue generated from sales outside the United States in future periods. Our international operations are subject to risks related to the differing legal, political, social and regulatory requirements and economic conditions of many countries, including:

•	difficulties in staffing and managing our international operations;

•	costs and delays in downsizing non-United States workforces, if necessary, as a result of applicable non-United States employment and other laws;

•	the adoption or imposition by foreign countries of additional withholding taxes, other taxes on our income, or tariffs or other restrictions on foreign trade or investment, including currency exchange controls;

•	general economic conditions in the countries in which we operate could adversely affect our earnings from operations in those countries;

•	imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements may occur, including those pertaining to export duties and quota, trade and employment restrictions;

•	longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivables;

•	competition from local suppliers; and

•	political unrest, war or acts of terrorism.

Each of the foregoing risks could reduce our revenue or increase our expenses.

We are exposed to domestic and foreign currency fluctuations that could harm our reported revenue and results of operations.

Historically, our international sales were generally denominated in the United States dollar. As a result of our acquisition of Double-Take EMEA, we now have international sales that are denominated in foreign currencies, and this revenue could be materially affected by currency exchange rate fluctuations. Our primary exposures are to fluctuations in exchange rates for the United States dollar versus the Euro and, to a lesser extent, the British Pound. Changes in currency exchange rates could adversely affect our reported revenue and could require us to reduce our prices to remain competitive in foreign markets, which could also materially adversely affect our results of operations. We have not historically hedged exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated gains or losses.

Protection of our intellectual property is limited, and any misuse of our intellectual property by others could materially adversely affect our sales and results of operations.

Proprietary technology in our software is important to our success. To protect our proprietary rights, we rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality procedures and contractual provisions. While we own two issued patents, we have not emphasized patents as a source of significant competitive advantage and have also sought to protect our proprietary technology under laws affording protection for trade secrets, copyright and trademark protection of our software, products and developments where available and appropriate. In addition, our issued patents may not provide us with any competitive advantages or may be challenged by third parties, and the patents of others may seriously impede our ability to conduct our business. Further, any patents issued to us may not be timely or broad enough to protect our proprietary rights.

We also have five registered trademarks in the U.S., including the Double-Take mark. Although we attempt to monitor use of and take steps to prevent third parties from using our trademarks without permission, policing the unauthorized use of our trademarks is difficult. If we fail to take steps to enforce our trademark rights, our competitive position and brand recognition may be diminished.

We protect our software, trade secrets and proprietary information, in part, by requiring all of our employees to enter into agreements providing for the maintenance of confidentiality and the assignment of rights to inventions made by them while employed by us. We also enter into non-disclosure agreements with our consultants to protect our confidential and proprietary information. There can be no assurance that our confidentiality agreements with our employees, consultants and other third parties will not be breached, that we will be able to effectively enforce these agreements, have adequate remedies for any breach, or that our trade secrets and other proprietary information will not be disclosed or otherwise be protected. Furthermore, there also can be no assurance that others will not independently develop technologies that are similar or superior to our technology or reverse engineer our products.

Protection of trade secret and other intellectual property rights in the markets in which we operate and compete is highly uncertain and may involve complex legal and scientific questions. The laws of countries in which we operate may afford little or no protection to our trade secrets and other intellectual property rights. Policing unauthorized use of our trade secret technologies and proving misappropriation of our technologies is particularly difficult, and we expect software piracy to continue to be a persistent problem. Piracy of our products represents a loss of revenue to us. Furthermore, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may adversely affect our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our confidential information and trade secret protection. If we are unable to protect our proprietary rights or if third-parties independently develop or gain access to our or similar technologies, our competitive position and revenue could suffer.

Claims that we misuse the intellectual property of others could subject us to significant liability and disrupt our business, which could materially adversely affect our results of operations and financial condition.

Because of the nature of our business, we may become subject to material claims of infringement by competitors and other third-parties with respect to current or future software applications, trademarks or other proprietary rights. Our competitors, some of which may have substantially greater resources than us and have made significant investments in competing technologies or products, may have, or seek to apply for and obtain, patents that will prevent, limit or interfere with our ability to make, use and sell our current and future products, and we may not be successful in defending allegations of infringement of these patents. Further, we may not be aware of all of the patents and other intellectual property rights owned by third-parties that may be potentially adverse to our interests. We may need to resort to litigation to enforce our proprietary rights or to determine the scope and validity of a third party’s patents or other proprietary rights, including whether any of our products or processes infringe the patents or other proprietary rights of third-parties. The outcome of any such proceedings is uncertain and, if unfavorable, could significantly harm our business. If we do not prevail in this type of litigation, we may be required to:

•	pay damages, including actual monetary damages, royalties, lost profits or other damages and third-party’s attorneys’ fees, which may be substantial;

•	expend significant time and resources to modify or redesign the affected products or procedures so that they do not infringe a third-party’s patents or other intellectual property rights; further, there can be no assurance that we will be successful in modifying or redesigning the affected products or procedures;

•	obtain a license in order to continue manufacturing or marketing the affected products or processes, and pay license fees and royalties; if we are able to obtain such a license, it may be non-exclusive, giving our competitors access to the same intellectual property, or the patent owner may require that we grant a cross-license to part of our proprietary technologies; or

•	stop the development, manufacture, use, marketing or sale of the affected products through a court-ordered sanction called an injunction, if a license is not available on acceptable terms, or not available at all, or our attempts to redesign the affected products are unsuccessful.

Any of these events could adversely affect our business strategy and the value of our business. In addition, the defense and prosecution of intellectual property suits, interferences, oppositions and related legal and administrative proceedings in the United States and elsewhere, even if resolved in our favor, could be expensive, time consuming, generate negative publicity and could divert financial and managerial resources.

In December 2005, we agreed to terms for settlement of a legal proceeding with a provider of information storage systems that involved claims regarding some of the intellectual property components of our software. Pursuant to a settlement agreement, we paid $3.8 million in January 2006 and agreed to pay, or make purchase of their products for our use or for resale in amounts equal to, $500,000 in each of January 2007, 2008, 2009 and 2010.

We expect that software developers will increasingly be subject to infringement claims as the number of software applications and competitors in our industry segment grows and the functionality of software applications in different industry segments overlaps. Thus, we could be subject to additional patent infringement claims in the future. There can be no assurance that the claims that may arise in the future can be amicably disposed of, and it is possible that litigation could ensue.

Intellectual property litigation can be complex, costly and protracted. As a result, any intellectual property litigation to which we are subject could disrupt our business operations, require us to incur substantial costs and subject us to significant liabilities, each of which could severely harm our business.

Plaintiffs in intellectual property cases often seek injunctive relief. Any intellectual property litigation commenced against us could force us to take actions that could be harmful to our business, including the following:

•	stop selling our products or using the technology that contains the allegedly infringing intellectual property;

•	attempt to obtain a license to use the relevant intellectual property, which may not be available on reasonable terms or at all; and

•	attempt to redesign the products that allegedly infringed upon the intellectual property.

If we are forced to take any of the foregoing actions, our business, financial position and operating results could be harmed. We may not be able to develop, license or acquire non-infringing technology under reasonable terms, if at all. These developments would result in an inability to compete for customers and would adversely affect our ability to increase our revenue. The measure of damages in intellectual property litigation can be complex, and is often subjective or uncertain. If we were to be found liable for the infringement of a third party’s proprietary rights, the amount of damages we might have to pay could be substantial and would be difficult to predict.

We may engage in future acquisitions or investments that present many risks, and we may not realize the anticipated financial and strategic goals for any of these transactions.

We do not have significant experience acquiring companies. Since our inception, our only acquisition has been the acquisition of Double-Take EMEA. We may acquire or make investments in additional companies. Acquisitions and investments involve a number of difficulties that present risks to our business, including the following:

•	we may be unable to achieve the anticipated benefits from the acquisition or investment;

•	we may have difficulty integrating the operations and personnel of the acquired business, and may have difficulty retaining the key personnel of the acquired business;

•	we may have difficulty incorporating the acquired technologies or products with our existing software and technology;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically and culturally diverse locations;

•	we may have difficulty maintaining uniform standards, controls, procedures and policies across locations; and

•	we may experience significant problems or liabilities associated with product quality, technology and legal contingencies.

These factors could materially adversely affect our business, results of operations and financial condition or cash flow, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as expense.

The consideration paid for an investment or acquisition may also affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including proceeds of this offering. To the extent we issue shares of our capital stock or other rights to purchase shares of our capital stock as consideration for the acquisitions, including options or other rights, our existing stockholders may be diluted, and our earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, write-offs and restructuring charges. They may also result in goodwill and other intangible assets that are subject to an impairment test, which could result in future impairment charges.

We cannot predict our future capital needs and we may be unable to obtain additional financing to fund acquisitions, which could materially adversely affect our business, results of operations and financial condition.

We may need to raise additional funds in the future in order to acquire complementary businesses, technologies, products or services. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest, and the newly-issued securities may have rights senior to those of the holders of our common stock. If we raise additional funds by obtaining loans from third-parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to fund additional interest expense. If additional financing is not available when required or is not available on acceptable terms, we may be unable to successfully develop or enhance our software and services through acquisitions in order to take advantage of business opportunities or respond to competitive pressures, which could materially adversely affect our software and services offerings, revenue, results of operations and financial condition. We have no current plans, nor are we currently considering any proposals or arrangements, written or otherwise, to acquire a business or a material technology, product or service.

Risks Related to this Offering

We will incur significant increased costs as a result of operating as a public company, and our management and key employees will be required to devote substantial time to new compliance initiatives.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and Nasdaq, impose various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will devote substantial amounts of time to these new compliance initiatives. Moreover, these rules and regulations will significantly increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We expect these rules and regulations to increase our legal and financial compliance costs. In addition, we will incur additional costs associated with our public company reporting requirements. We will incur significant costs to remediate any material weaknesses we identify through these efforts. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We currently are evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If our profitability is adversely affected because of these additional costs, it could have a negative effect on the trading price of our common stock.

We do not know whether a market will develop for our common stock or what the market price of our common stock will be.

Before this offering, there was no public trading market for our common stock. If a market for our common stock does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price range for our common stock has been determined through negotiations with the underwriters and may not bear any relationship to the market price at which the common stock will trade after this offering or to any other established criteria of our value. It is possible that in one or more future periods our operating results may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock may fall.

The price of our common stock may be volatile.

The trading price of our common stock following this offering may fluctuate substantially. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. The price of the common stock may fluctuate as a result of:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of software companies;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	announcements of technological innovations, new solutions, strategic alliances or significant agreements by us or by our competitors;

•	general economic conditions and trends;

•	catastrophic events;

•	sales of large blocks of our stock; or

•	recruitment or departure of key personnel.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

We may experience a decline in revenue or volatility in our operating results, which may adversely affect the market price of our common stock.

We cannot predict our future revenue with certainty because of many factors outside of our control. A significant revenue or profit decline, lowered forecasts or volatility in our operating results could cause the market price of our common stock to decline substantially. Factors that could affect our revenue and operating results include the following:

•	the possibility that our customers may cancel, defer or limit purchases as a result of reduced information technology budgets;

•	the possibility that our customers may defer purchases of our software applications in anticipation of new software applications or updates from us or our competitors;

•	the ability of our distributors, value-added resellers and OEMs to meet their sales objectives;

•	market acceptance of our new applications and enhancements;

•	our ability to control expenses;

•	changes in our pricing and distribution terms or those of our competitors;

•	the demands on our management, sales force and services infrastructure as a result of the introduction of new software applications or updates; and

•	the possibility that our business will be adversely affected as a result of the threat of terrorism or military actions taken by the United States or its allies.

Our expense levels are relatively fixed and are based, in part, on our expectations of our future revenue. If revenue levels fall below our expectations, our net income would decrease because only a small portion of our expenses varies with our revenue. Therefore, any significant decline in revenue for any period could have an immediate adverse impact on our results of operations for the period. We believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of future performance. In addition, our results of operations could be below expectations of public market analysts and investors in future periods, which would likely cause the market price of our common stock to decline.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts covering us downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market, the trading price of our common stock could decline below the initial public offering price. After this offering, approximately 20.5 million shares of our common stock will be outstanding. Of these shares, approximately 9.0 million shares of our common stock (including the 7.5 million shares of our common stock sold in this offering) will be freely tradable, without restriction, in the public market. Cowen and Company, LLC and Thomas Weisel Partners LLC, may, in their discretion, permit our directors, officers, employees and current stockholders who are subject to a 180-day contractual lockup to sell shares prior to the expiration of the lockup agreements. The lockup is subject to extension under certain circumstances. See “Shares Eligible for Future Sale — Lockup Agreements.”

After the lockup agreements pertaining to this offering expire 180 days from the date of this prospectus, up to an additional 11.7 million shares will be eligible for sale in the public market, 9.0 million of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933 as amended, or the Securities Act. In addition, the 0.2 million shares subject to outstanding warrants and the 3.0 million shares underlying options that are either subject to the terms of our equity compensation plans or reserved for future issuance under our equity compensation plans will become eligible for sale in the public market to the extent permitted by the provisions of various option agreements and warrants, the lockup agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. For additional information, see “Shares Eligible for Future Sale.”

Some of our stockholders will continue to exert significant influence over us.

As of October 31, 2006, funds affiliated with ABS Capital Partners beneficially owned in the aggregate shares representing approximately 55.8% of our outstanding voting power. Two general partners of ABS Capital Partners currently serve on our board of directors. After completion of this offering, assuming that affiliates of ABS Capital Partners sell the number of shares indicated in the “Principal and Selling Stockholders” section, affiliates of ABS Capital Partners are expected to beneficially own in the aggregate shares representing approximately 34.8% of our outstanding voting power, or approximately 30.1% if the underwriters exercise their overallotment option in full. As a result, these stockholders will continue to be able to exert significant influence over all matters presented to our stockholders for approval, including election and removal of our directors and change of control transactions. The interests of these stockholders may not coincide with the interests of the other holders of our common stock with respect to our operations or strategy.

If stockholders affiliated with our principal stockholder reduce the number of shares they intend to sell in this offering, or do not sell in this offering, these stockholders will have a very significant control position in us that could be increased at any time.

Funds affiliated with ABS Capital Partners have indicated an interest in selling shares in the offering as described in the “Principal and Selling Stockholders” section of this prospectus. However, these funds are under no obligation to sell the number of shares indicated and may elect to sell a lower number of shares or no shares at all. If funds affiliated with ABS Capital Partners do not sell any shares in the offering, they are expected to beneficially own in the aggregate shares representing approximately 42.2% of our outstanding voting power. That ownership level will give them a very significant degree of power to control us. These funds are not restricted from purchasing additional shares in the public market and they could increase their ownership at any time, including to a majority position. Depending on the amount of control these funds have over us, they may be able to elect all of the members of our board of directors, determine the outcome of all matters submitted to a vote of our stockholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, the issuance of substantial amounts of our common stock, or take other actions that might be desirable to these funds but not to other stockholders.

We do not anticipate paying any dividends on our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. If we do not pay cash dividends, you could only receive a return on your investment in the common stock if the market price of the common stock increases before you sell your shares. In addition, the terms of our loan and security agreement restrict our ability to pay dividends.

You will experience immediate and substantial dilution in your investment.

The offering price of the common stock is substantially higher than the net tangible book value per share of our common stock, which on a pro forma basis was $(0.89) as of September 30, 2006. As a result, you will experience immediate and substantial dilution in net tangible book value when you buy shares of common stock in the offering. This means that you will pay a higher price per share than the amount of our total assets, minus our total liabilities, divided by the number of outstanding shares. Holders of the common stock will experience further dilution if options, warrants or other rights to purchase our common stock that are outstanding or that we may issue in the future are exercised or converted, or if we issue additional shares of our common stock, at prices lower than our net tangible book value at such time.

Provisions in our organizational documents and in the Delaware General Corporation Law may prevent takeover attempts that could be beneficial to our stockholders.

Provisions in our charter and bylaws and in the Delaware General Corporation Law may make it difficult and expensive for a third party to pursue a takeover attempt we oppose even if a change in control of our company would be beneficial to the interests of our stockholders. Our board of directors has the authority to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the powers, preferences and rights of each series without stockholder approval. The ability to issue preferred stock could discourage unsolicited acquisition proposals or make it more difficult for a third-party to gain control of our company, or otherwise could adversely affect the market price of our common stock. Further, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. This section generally prohibits us from engaging in mergers and other business combinations with stockholders that beneficially own 15% or more of our voting stock, or with their affiliates, unless our directors or stockholders approve the business combination in the prescribed manner. However, because funds affiliated with ABS Capital Partners acquired their shares prior to this offering, Section 203 is currently inapplicable to any business combination or transaction with it or its affiliates.

We will retain broad discretion in using the net proceeds from this offering and may spend a substantial portion in ways with which you do not agree.

Our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree, or which do not increase the value of your investment. We anticipate we will use a substantial portion of the net proceeds that we receive from the offering for working capital and general corporate purposes, including potential acquisitions of products, technologies or companies. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” “will,” or “may,” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus include statements about:

•	competition and competitive factors in the markets in which we operate;

•	demand for replication software;

•	the advantages of our technology as compared to others;

•	changes in customer preferences and our ability to adapt our product and services offerings;

•	our ability to obtain and maintain distribution partners and the terms of these arrangements;

•	our ability to develop and maintain positive relationships with our customers;

•	our ability to maintain and establish intellectual property rights;

•	our ability to retain and hire necessary employees and appropriately staff our development, marketing, sales and distribution efforts;

•	our spending of the proceeds from this offering;

•	our cash needs and expectations regarding cash flow from operations;

•	our ability to manage and grow our business and execution of our business strategy;

•	our financial performance; and

•	the costs associated with being a public company.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, which apply only as of the date of this prospectus. These important factors include those that we discuss in this prospectus under the caption “Risk Factors” and elsewhere. You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that we will receive approximately $43.5 million in net proceeds from our sale of the 5,000,000 shares of common stock sold by us in the offering. Our net proceeds from the offering represent the amount we expect to receive after paying the underwriting discounts and commissions and other expenses of the offering payable by us. For purposes of estimating our net proceeds, we have assumed that the initial public offering price of our common stock will be $10.00, which is the midpoint of the range that we show on the cover page of this prospectus.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders, including any shares sold by the selling stockholders upon exercise of the underwriters’ overallotment option.

We intend to use approximately $33.3 million of the net proceeds from this offering for working capital and other general corporate purposes. In addition, we also expect to use approximately $10.2 million of the net proceeds to fund a mandatory payment to the holders of our Series B convertible preferred stock in connection with the conversion of the outstanding shares of our Series B convertible preferred stock immediately before the completion of this offering.

We pursue acquisitions of other businesses as part of our business strategy and may use a portion of the net proceeds to fund these acquisitions. We have no agreement with respect to any acquisition, although we assess opportunities on an ongoing basis and from time to time have discussions with other companies about potential transactions.

Our management will have significant flexibility in applying the net proceeds of the offering. Further, changing business conditions and unforeseen circumstances could cause the actual amounts used for these purposes to vary from our estimates. Pending their use, we will invest the net proceeds of the offering in short-term, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

We do not anticipate that we will pay cash dividends on our common stock in the foreseeable future. Future declaration and payment of dividends, if any, on our common stock will be determined by our board of directors in light of factors the board of directors deems relevant, including our earnings, operations, capital requirements and financial condition and restrictions in our financing agreements. In addition, the terms of our loan and security agreement with Silicon Valley Bank restrict our ability to pay dividends.

CAPITALIZATION

The following table shows our cash and capitalization as of September 30, 2006:

•	on an actual basis, after giving affect to a 1-for-4.9 reverse split of our common stock that occurred on November 3, 2006;

•	on a pro forma basis to reflect:

•	the conversion of the outstanding shares of our Series B convertible preferred stock into 9,471,539 shares of common stock immediately before completion of the offering, which we have assumed for this purpose occurred on September 30, 2006;

•	the conversion of the outstanding shares of our Series C convertible preferred stock into 1,876,123 shares of common stock immediately before completion of the offering, which we have assumed for this purpose occurred on September 30, 2006; and

•	our payment of $10.2 million to the holders of our Series B convertible preferred stock in connection with the conversion of such preferred stock;

•	on a pro forma as adjusted basis to reflect:

•	the conversion of the outstanding shares of our preferred stock, which we have assumed for this purpose occurred on September 30, 2006, and our payment to the holders of our Series B convertible preferred stock in connection with the conversion; and

•	the sale of 5,000,000 shares of common stock in the offering by us at an assumed initial public offering price of $10.00 per share, which is the midpoint of the range we show on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and other offering expenses.

You should read this table together with the information under “Selected Financial Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our financial statements and related notes and the other financial information included elsewhere in this prospectus.

	As of September 30, 2006
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(unaudited, in thousands)

Cash and cash equivalents	$10,438	$213	$44,593

Total long-term-debt, including current portion	—	—	—

Redeemable convertible preferred stock, $0.01 par value per share:
Series B convertible preferred stock, 14,451,572 shares authorized, 13,633,334 shares outstanding, actual, no shares outstanding pro forma or pro forma as adjusted	47,802	—	—

Series C convertible preferred stock, 8,382,201 shares authorized, 7,840,092 shares outstanding, actual, no shares outstanding as adjusted	9,025	—	—

Stockholders’ equity (deficit):
Common stock, par value $.001 per share, 100,000,000 shares authorized, 3,795,478 shares outstanding, actual, 20,143,140 shares outstanding pro forma and pro forma as adjusted	4	15	20
Additional paid-in capital	39,826	86,417	129,912
Accumulated deficit	(94,358)	(94,358)	(94,358)
Cumulative translation adjustment	(23)	(23)	(23)

Total stockholders’ equity (deficit)	(54,551)	(7,949)	35,551

Total capitalization	$2,276	$(7,949)	$35,551

DILUTION

Purchasers of the common stock in the offering will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by purchasers of shares of our common stock exceeds the net tangible book value per share of our common stock after the offering. Net tangible book value represents the amount of our total tangible assets reduced by our total liabilities. Tangible assets equals our total assets less goodwill and intangible assets. Net tangible book value per share represents our net tangible book value divided by the number of shares of our common stock outstanding. As of September 30, 2006, on a pro forma basis after giving effect to the conversion of the outstanding shares of Series B and Series C convertible preferred stock into 11,347,662 shares of common stock immediately before completion of the offering, which we have assumed for this purpose occurred on September 30, 2006, our pro forma net tangible book value was $(13.4) million and our pro forma net tangible book value per share was $(0.89).

Pro forma net tangible book value at September 30, 2006 is calculated as follows:

Common shares outstanding, actual	3,795,478
Common shares issuable upon conversion of Series B and C preferred shares and accrued dividends	11,347,662

Pro forma common shares outstanding	15,143,140

Tangible net book value, actual	$(60,030,000)
Conversion of preferred shares to equity	56,827,000
Mandatory payment on preferred shares	(10,225,000)

Pro forma tangible net book value	$(13,428,000)

After giving effect to the sale by us of 5,000,000 shares of common stock in the offering at an initial public offering price of $10.00 per share, which is the midpoint of the range we show on the cover page of this prospectus, and the application of the estimated net proceeds from the offering, including the payment of approximately $10.2 million to the holders of our Series B convertible preferred stock in connection with the conversion of the outstanding shares of Series B convertible preferred stock immediately before the completion of this offering, our pro forma net tangible book value as of September 30, 2006 would have been $31.5 million, or $1.57 per share. This represents an immediate increase in pro forma net tangible book value of $2.46 per share to existing stockholders and an immediate dilution of $8.43 per share to new investors purchasing shares in the offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$10.00
Pro forma net tangible book value per share as of September 30, 2006	$(0.89)
Increase in pro forma net tangible book value per share attributable to the offering	$2.46
Pro forma net tangible book value per share after the offering		$1.57
Dilution per share to new investors		$8.43

Our pro forma net tangible book value after the offering, and the dilution to new investors in the offering, will not change from the amounts shown above if the underwriters’ overallotment option is exercised as any overallotment shares will be purchased from selling shareholders.

The following table illustrates, on the pro forma basis described above as of September 30, 2006, the total number of shares held, total consideration paid and average price per share paid by existing stockholders and by new investors for the shares of common stock, assuming the sale of shares of common stock in the offering at an initial public offering price of $10.00 per share, which is the midpoint of the range we show on the cover page of this prospectus:

	Shares Purchased		Total Consideration			Average Price
	Number	Percent	Amount		Percent	Per Share

Existing stockholders	15,143,140	75%	$70,218,000	(1)	58%	$4.64
New investors	5,000,000	25%	50,000,000		42%	$10.00

Total	20,143,140	100%	$120,218,000		100%	$5.97

(1)	Total consideration from existing stockholders has been reduced by $10,225,000, which will be paid to holders of our Series B convertible preferred stock immediately before completion of the offering.

The data in the tables above assume that outstanding options and warrants to purchase common stock are not exercised and do not give effect to the issuance of 266,871 shares of common stock to our chief executive officer upon the completion of this offering pursuant to an employment agreement. As of September 30, 2006, options to purchase 3,020,303 shares of common stock at a weighted average exercise price of $3.04 per share and warrants to purchase 163,265 shares of common stock at a weighted average exercise price of $2.16 per share were outstanding. If all those options and warrants had been exercised, and assuming the issuance of the 266,871 shares to our chief executive officer, the dilution to new investors purchasing shares in the offering as of September 30, 2006 would have decreased by $0.17 per share to $8.26 per share. To the extent that any options or warrants are granted in the future and are exercised, new investors will experience further dilution.

SELECTED FINANCIAL DATA

The following table shows our selected statement of operations data for each of the years ended December 31, 2005, 2004, 2003, 2002 and 2001 and the nine months ended September 30, 2006 and 2005 and our selected balance sheet data as of December 31, 2005 2004, 2003, 2002 and 2001 and September 30, 2006. The selected statement of operations data for the years ended December 31, 2005, 2004 and 2003 and the balance sheet data at December 31, 2005 and 2004 are derived from our audited financial statements prepared in accordance with generally accepted accounting principles, which are included elsewhere in this prospectus. The selected statement of operations data for the years ended December 31, 2002 and 2001 and the selected balance sheet data at December 31, 2003, 2002 and 2001 are derived from our audited financial statements prepared in accordance with generally accepted accounting principles, which are not included in this prospectus. The selected statement of operations data for the nine months ended September 30, 2006 and 2005 and the selected balance sheet data at September 30, 2006, which are included elsewhere in this prospectus, are unaudited, but include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. Our historical results are not necessarily indicative of our results for any future period.

You should read the selected financial data in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus.

	Year ended December 31,					Nine Months ended September 30,
	2005	2004	2003	2002	2001	2006	2005
						(unaudited)
	(in thousands)

Statement of Operations Data:
Revenue:
Software licenses	$26,222	$19,943	$16,283	$10,200	$4,590	$26,240	$18,341
Maintenance and professional services	14,488	9,895	7,650	4,125	3,039	15,547	10,540

Total revenue	40,710	29,838	23,933	14,325	7,629	41,787	28,881

Cost of revenue:
Software licenses	38	559	1,426	1,351	1,432	1,329	31
Maintenance and professional services	4,357	3,694	3,103	2,182	684	4,426	3,214

Total cost of revenue	4,395	4,253	4,529	3,533	2,116	5,755	3,245

Gross margin	36,315	25,585	19,404	10,792	5,513	36,032	25,636

Operating expenses:
Sales and marketing	17,191	16,188	13,654	10,307	10,696	15,591	12,645
Research and development	9,748	8,717	6,373	6,645	6,716	7,749	7,292
General and administrative	6,730	5,666	5,253	3,532	5,105	6,371	5,268
Depreciation and amortization	805	527	1,617	1,753	1,682	1,094	570
Legal fees and settlement costs	5,671	1,755	200	—	—	—	1,040

Total operating expenses	40,145	32,853	27,097	22,237	24,199	30,805	26,815

Income (loss) from operations	(3,830)	(7,268)	(7,693)	(11,445)	(18,686)	5,227	(1,179)
Interest income	83	7	19	19	909	213	35
Interest expense	(36)	(765)	(341)	(2,923)	(4,590)	(69)	(21)
Foreign exchange gains (losses)	—	—	—	—	—	79	—

Income (loss) before income taxes	(3,783)	(8,026)	(8,015)	(14,349)	(22,367)	5,450	(1,165)
Income tax expense	—	—	—	—	—	403	—

Net income (loss)	$(3,783)	$(8,026)	$(8,015)	$(14,349)	$(22,367)	$5,047	$(1,165)

	Year ended December 31,					Nine Months ended September 30,
	2005	2004	2003	2002	2001	2006	2005
				(unaudited)		(unaudited)
	(in thousands, except per share data)

Less:
Accretion of preferred stock	$(5,332)	$(5,314)	$(4,928)	$(1,240)	$(503)	$(4,000)	$(4,000)
Beneficial conversion feature on preferred stock:
Reduction in Series B preferred stock conversion price	—	—	(1,194)	—	—	—	—
Warrants exchanged for common stock	—	—	—	(4)	—	—	—
Exchange of Series A for Series B preferred stock	—	—	—	(1,511)	—	—	—
Dividends on preferred stock	(2,686)	(2,029)	(1,637)	(206)	—	(2,163)	(1,988)

Net loss attributable to common stockholders	$(11,801)	$(15,369)	$(15,774)	$(17,310)	$(22,870)	$(1,116)	$(7,153)

Net loss attributable to common stockholders per share:
Basic and diluted	$(3.11)	$(4.06)	$(4.16)	$(6.57)	$(10.63)	$(0.29)	$(1.89)

Weighted average shares used in computing per share amounts:
Basic and diluted	3,789	3,786	3,786	2,633	2,151	3,794	3,788

Unaudited pro forma net income (loss) attributable to common stockholders per share
Basic	$(0.26)					$0.33

Diluted	$(0.26)					$0.29

Unaudited pro forma weighted average shares used in computing per share amounts
Basic	14,457					15,141

Diluted	14,457					17,568

	As of December 31,					As of September 30, 2006
	2005	2004	2003	2002	2001	Actual	Pro Forma(1)
						(unaudited)
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$8,341	$5,831	$676	$4,373	$1,118	$10,438	$213
Working capital	(2,256)	497	62	3,955	(266)	(1,604)	(11,829)
Total assets	18,590	13,318	8,772	11,307	9,581	30,911	20,686
Deferred revenue	10,562	7,304	4,144	2,292	1,017	14,658	14,658
Long-term deferred revenue	2,887	1,607	586	—	—	3,778	3,778
Long-term deferred rent	518	610	668	692	439	434	434
Long term capital lease obligation	7	38	—	—	—	22	22
Redeemable convertible preferred stock	50,561	42,489	27,646	19,501	34,623	56,827	—
Total stockholders’ deficit	$(54,307)	$(42,601)	$(27,386)	$(13,077)	$(31,955)	$(54,551)	$(7,949)

(1)	Pro forma to give effect to the conversion of our outstanding shares of Series B convertible preferred stock and Series C convertible preferred stock into an aggregate of 11,348 shares of our common stock, including the payment of $10,225 to the Series B preferred stockholders, immediately before the completion of this offering, which we have assumed for this purpose occurred on September 30, 2006.

UNAUDITED PRO FORMA FINANCIAL DATA

On May 23, 2006, Double-Take Software acquired all of the issued and outstanding shares of Sunbelt System Software S.A.S. which is now known as Double-Take Software S.A.S., or Double-Take EMEA. From 1998 through the acquisition date, Double-Take EMEA was the principal or exclusive distributor of our software in the European, Middle Eastern and African market and a certified Double-Take training organization. An initial payment of $1.1 million was made to the former stockholders of Double-Take EMEA for the acquisition, which represented earn-out payments for the period ended January 1, 2006 to April 30, 2006. Subsequent payments totaling $1.5 million were made through September 30, 2006. A portion of the earn-out payments are held in escrow.

Our acquisition of Double-Take EMEA was accounted for using the purchase method of accounting, and the assets acquired and liabilities assumed were accounted for at their fair values at the acquisition date based on a management review, including a valuation report issued by an independent third party. The amounts are based on currently available information and certain assumptions and estimates that management believes are reasonable.

The initial purchase price was as follows (in thousands):

Earn-out payments for the period January 1, 2006 through April 30, 2006	$1,133
Amount due to former Double-Take EMEA shareholders	932
Transaction costs	318

Total purchase price	$2,383

In accordance with SFAS 141, future earn-out payments, which are estimated to be between $10 and $12 million, have not all been included in the calculation of purchase price because they are contingent in nature and based on a specified percentage of the payments made to us by Double-Take EMEA under our intercompany distribution agreement through December 2007. A portion of the contingent purchase price equal to the excess of the fair value of the assets acquired and liabilities assumed over the non-contingent portion of the purchase price was accrued in accordance with SFAS No. 141. If future earn-out payments exceed the initial amount recorded as the liability, the amount by which the earn-out payments exceed the recorded liability will be recorded as additional purchase price and goodwill.

The identifiable assets and liabilities on the date of acquisition are as follows (in thousands):

		Life
Cash and cash equivalents	$1,778
Accounts receivable, net of allowance	2,927
Inventory	1,381
Prepaid expenses	2,694
Account payable	(1,229)
Accrued expenses	(1,790)
Other liabilities	(144)
Deferred revenue	(3,944)
Property and equipment	275
Other assets	54
Customer relationships	1,992	5 years
Marketing relationships(1)	2,267	8 years

Net assets acquired	$6,261

Purchase price paid through September 30, 2006	$3,235
Accrued purchase price	3,026

Total	$6,261

(1)	The acquired intangible marketing relationship included in the acquisition of Double-Take EMEA relates to the reacquisition of a preexisting distribution arrangement between Double-Take Software and Double-Take EMEA for software marketing rights that had previously been granted to Double-Take EMEA. Under the agreement, Double-Take EMEA purchases software licenses from Double-Take Software at rates that were negotiated at arms length and that represented current market rates. At the date of acquisition, the agreement between Double-Take Software and Double-Take EMEA was continued without any amendments upon the acquisition and was neither favorable nor unfavorable to either party. Accordingly, there was no gain or loss recorded upon the reacquisition of the preexisting arrangement.

The following pro forma financial data has been prepared by our management to give effect to our acquisition of Double-Take EMEA. The pro forma adjustments, which are based upon available information and upon assumptions that our management believes are reasonable, are described in the accompanying notes.

The unaudited pro forma statements of operations combine Double-Take Software’s statement of operations with Double-Take EMEA’s for the year ended December 31, 2005 and for the nine month period ended September 30, 2006, to reflect our acquisition of Double-Take EMEA as if such acquisition had been completed and was effective as of January 1, 2005 and January 1, 2006, respectively.

The financial effects to us of our acquisition of Double-Take EMEA as presented in the pro forma financial data are not necessarily indicative of the consolidated financial position or results of operations we would have obtained if the Double-Take EMEA acquisition had actually occurred on the dates described above, nor are they necessarily indicative of the results of our future operations. The pro forma financial data should be read in conjunction with the accompanying notes, which are an integral part of the pro forma information, and the historical financial statements of Double-Take Software and Double-Take EMEA and the related notes appearing elsewhere in this prospectus.

Double-Take Software, Inc.

Pro Forma Statement of Operations
Year Ended December 31, 2005
(unaudited)

	Double-	Double-Take	Pro Forma		Double-Take
	Take(1)	EMEA(2)	Adjustments		Pro Forma
	(historical)
	(in thousands of US $, except share and per share amounts)

Revenue:
Software licenses	$26,222	$11,673	$(4,207	)(3)	$33,688
Maintenance and professional services	14,488	4,828	(1,995	)(4)	17,321

Total revenue	40,710	16,501	(6,202)		51,009
Cost of revenue:
Software licenses	38	5,081	(2,654	)(5)	2,465
Maintenance and professional services	4,357	2,649	(1,922	)(6)	5,084

Total cost of revenue	4,395	7,730	(4,576)		7,549

Gross margin	36,315	8,771	(1,626)		43,460
Operating expenses:
Sales and marketing	17,191	5,589	—		22,780
Research and development	9,748	—	—		9,748
General and administrative	6,730	1,454	—		8,184
Depreciation and amortization	805	106	702	(7)	1,613
Legal fees and settlement costs	5,671	—	—		5,671

Total operating expenses	40,145	7,149	702		47,996

Income (loss) from operations	(3,830)	1,622	(2,328)		(4,536)
Interest income	83	47	—		130
Interest expense	(36)	(144)	—		(180)

Income (loss) before income taxes	(3,783)	1,525	(2,328)		(4,586)
Income tax expense	—	(461)	—		(461)

Net income (loss)	(3,783)	1,064	(2,328)		(5,047)
Accretion on redeemable shares:
Series B	(5,310)	—	—		(5,310)
Series C	(22)	—	—		(22)
Dividends on Series B	(2,035)	—	—		(2,035)
Dividends on Series C	(651)	—	—		(651)

Net income (loss) attributable to common stockholders	$(11,801)	$1,064	$(2,328)		$(13,065)

Net loss attributable to common stockholders per share:
Basic and diluted	$(3.11)				$(3.45)

Weighted-average number of shares used in per share amounts:
Basic and diluted	3,788,733				3,788,733

See accompanying notes to unaudited pro forma statements of operations.

Double-Take Software, Inc.

Pro Forma Consolidated Statement of Operations
Nine Months Ended September 30, 2006
(unaudited)

	Double-	Double-Take	Pro Forma		Double-Take
	Take(1)	EMEA(2)	Adjustments		Pro Forma
	(historical)
	(in thousands of US $, except share and per share amounts)

Revenue:
Software licenses	$26,240	$4,173	$(1,358	)(3)	$29,055
Maintenance and professional services	15,547	2,890	(924	)(4)	17,513

Total revenue	41,787	7,063	(2,282)		46,568

Cost of revenue:
Software licenses	1,329	2,055	(1,326	)(5)	2,058
Maintenance and professional services	4,426	1,275	(908	)(6)	4,793

Total cost of revenue	5,755	3,330	(2,234)		6,851

Gross margin	36,032	3,733	(48)		39,717

Operating expenses:
Sales and marketing	15,591	2,162	—		17,753
Research and development	7,749	—	—		7,749
General and administrative	6,371	764	—		7,135
Depreciation and amortization	1,094	44	278	(7)	1,416
Legal fees and settlement costs	—	—	—		—

Total operating expenses	30,805	2,970	278		34,053

Income (loss) from operations	5,227	763	(326)		5,664
Interest income	213	120	—		333
Interest expense	(69)	(56)	—		(125)
Foreign currency exchange gain (loss)	79	(131)	—		(52)

Income (loss) before income taxes	5,450	696	(326)		5,820
Income tax expense	403	215	—		618

Net income (loss)	5,047	481	(326)		5,202
Accretion on redeemable shares:
Series B	(3,983)	—	—		(3,983)
Series C	(17)	—	—		(17)
Dividends on Series B	(1,636)	—	—		(1,636)
Dividends on Series C	(527)	—	—		(527)

Net income (loss) attributable to common stockholders	$(1,116)	$481	$(326)		$(961)

Net income (loss) attributable to common stockholders per share:
Basic and diluted	$(0.29)				$(0.25)

Weighted-average number of shares used in per share amounts:
Basic and diluted	3,793,721				3,793,721

See accompanying notes to unaudited pro forma statements of operations.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except where noted otherwise)

(1)	Derived from our historical statement of operations for the year ended December 31, 2005 and the historical unaudited consolidated statement of operations for the nine months ended September 30, 2006, which includes the results of Double-Take EMEA (which is Double-Take Software S.A.S. and formerly Sunbelt System Software) from May 24, 2006.

(2)	Derived from the historical consolidated statement of operations for Double-Take EMEA for the year ended December 31, 2005 and the period from January 1, 2006 to May 23, 2006 and converted from Euros to US dollars using the $/Euro average exchange rate of 1.2447 for the year ended December 31, 2005 and 1.2206 for the period from January 1, 2006 to May 23, 2006.

(3)	Elimination of our revenue recorded in Software licenses related to sales of licenses to Double-Take EMEA.

(4)	Elimination of our revenue recorded in Maintenance and professional services related to maintenance sold to Double-Take EMEA.

(5)	Elimination of Double-Take EMEA cost of software licenses sold related to the cost of the licenses purchased from us during the periods presented.

(6)	Elimination of Double-Take EMEA cost of maintenance and professional services associated with maintenance fees paid by Double-Take EMEA to us.

(7)	Adjustment to record amortization of the identified intangible assets from the Double-Take EMEA acquisition.

The adjustment for the year ended December 31, 2005 was calculated as follows:

Customer relationships	$2,267
Life	5

Annual amortization	$453

Marketing relationships	$1,992
Life	8

Annual amortization	$249

The adjustment for the period from January 1, 2006 through May 23, 2006 was calculated as follows:

Full year amortization	$702
Portion of year from January 1, 2006 to May 23, 2006	0.396

Amortization for period	$278

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our historical and pro forma financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed below. Accordingly, investors should not place undue reliance upon our forward-looking statements. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of these risks and uncertainties.

Overview

Double-Take Software develops, sells and supports affordable software that reduces downtime and protects data for business-critical systems. We believe that we are the leading supplier of replication software for Microsoft server environments. By simply loading our software onto servers running current Windows operating systems, organizations of any size can maintain an off-site standby server with replicated data, providing rapid recovery in the event of a disaster. We estimate that we have sold licenses for approximately 100,000 copies of Double-Take to more than 10,000 customers.

In recent years, we have experienced substantial growth, increasing our total revenue from $7.6 million for the year ended December 31, 2001 to $40.7 million for the year ended December 31, 2005, and we have reduced our net losses from $22.4 million to $3.8 million during that same period. We believe that our focus on providing affordable replication software to companies of all sizes through an efficient direct sales team and a robust distribution network has been instrumental to our continued revenue growth. Revenue generated by sales of our software represented 63% of our total revenue in the nine months ended September 30, 2006. Sales of maintenance and professional services generated the remainder of our revenue.

As a result of our investments in developing our software and establishing our broad distribution network (as well as legal fees and settlement costs associated with the defense and settlement of a legal case involving our intellectual property) we experienced significant operating losses through 2005. Our ability to increase the productivity of our sales force and distribution partners while controlling our other expenses has driven an improvement in our results, from an operating loss of $18.7 million and a net loss of $22.4 million in 2001 to an operating and net loss of $3.8 million in 2005. We achieved operating income of $5.2 million and net income of $5.0 million in the nine months ended September 30, 2006.

We commenced operations in 1991, primarily developing software for load balancing between network interface cards of servers running NetWare, a then-popular network operating system developed by Novell, Inc. We released the first Windows-based version of Double-Take in 1996 based, in part, on these experiences.

Some Important Aspects of Our Operations

We license our software under perpetual licenses to end-user customers directly and to a network of distributors, value-added resellers and original equipment manufacturers, or OEMs. Our distributors primarily sell our software to our resellers. Our resellers bundle or sell our software together with their own products and also sell our software independently. Our OEMs market, sell and support our software and services on a stand-alone basis and incorporate our software into their own hardware and software products.

Software sales made to or through our distributors, value-added resellers and OEMs generated approximately 94% of total software revenue in 2005 and in the nine months ended September 30, 2006. During the nine months ended September 30, 2006, approximately 6% of our software sales were made solely by our direct sales force, approximately 19% were made to our distributors for sale to value-added resellers, approximately 67% of which were made directly through resellers and approximately 8% were made through OEMs, primarily Hewlett-Packard Co. We believe that we will need to continue to maintain close relationships with our partners to sustain and increase profitability. We have no current plans to focus future growth on one distribution channel versus another. We believe our direct sales force complements our indirect distribution network, and we intend to continue to increase revenue generated by both.

In 2005, the median price of sales of Double-Take software licenses to customers was approximately $4,000 and the average sales cycle was less than three months. The pricing of our product has not materially changed from 2003 through 2005. We believe that these factors have contributed to more balanced sales throughout the quarter and more predictable revenue streams in comparison to other software companies with perpetual license models. We believe that the affordability of our software is a competitive advantage.

On May 23, 2006, we completed our acquisition of Sunbelt System Software S.A.S., which is now known as Double-Take Software S.A.S., or Double-Take EMEA. From 1998 through the acquisition date, Double-Take EMEA was the principal or exclusive distributor of our software in our European, Middle Eastern and African markets and a certified Double-Take training organization. Sales of our software and related services generated 93% of Double-Take EMEA’s revenue in 2005. Our acquisition of Double-Take EMEA has provided us with a direct presence in the European, Middle Eastern and African markets, the opportunity to further our strategic initiative to increase revenue generated outside of the United States, and opportunities for improved margins. The inclusion of Double-Take EMEA’s assets and operations in our business since May 23, 2006 has contributed to a significant increase in the size of our business.

Revenue

We derive revenue from sales of perpetual licenses for our software and from maintenance and professional services.

Software Licenses.  We derive the majority of our revenue from sales of perpetual licenses of our software applications, which allow our customers to use the software indefinitely. We do not customize our software for a specific end user customer. We recognize revenue from sales of perpetual licenses generally upon shipment of the software. In accordance with EITF 01-9, our software revenue is reported net of rebates and discounts because we do not receive an identifiable benefit in exchange for the rebate or discount.

Our software revenue generated approximately 64% of our total revenue in 2005 and 63% of our total revenue in the nine months ended September 30, 2006. Sales to existing customers generated approximately 54% of our software revenue in 2005 and 56% in the nine months ended September 30, 2006. Sales to new customers generated the remainder of our software revenue for these periods. We do not anticipate that our acquisition of Double-Take EMEA in May 2006 will materially affect the percentage of our total revenue that is generated by software sales.

Our software revenue generally experiences some seasonality. Many organizations do not make the bulk of their information technology purchases, including software, in the first quarter of any year. We believe that this generally has resulted in lower revenue generated by software sales in our first quarter in prior years. We also have experienced in prior years lower revenue in the summer months.

Maintenance and Professional Services.  We also generate revenue by providing our customers with maintenance comprised of software updates and product support. We generally include our maintenance for a designated period in the price of the software at the time of sale. In addition, many of our customers enter into a maintenance agreement for periods longer than a year. These agreements entitle our customers to software updates on a when-and-if-available basis and product support for an annual fee based on the licenses purchased and the level of service subscribed. Almost all of our customers that purchase maintenance pay the entire amount payable under the agreement in advance, although we recognize maintenance revenue ratably over the term of the agreement. This policy has contributed to increasing deferred revenue balances on our balance sheet and positive cash flow from operations.

In some cases, most often in connection with the licensing of our software, we provide professional services to assist our customers in strategic planning for disaster recovery and application high availability, the installation of our software and the training of their employees to use our software. We provide most of our professional services on a fixed price basis and we recognize the revenue for professional services once we complete the engagement.

Of total maintenance and professional services revenue, maintenance revenue represented 84% in 2005 and 86% in the nine months ended September 30, 2006. Professional services generated the remainder of our total maintenance and professional services revenue in these periods.

Of our total revenue, maintenance revenue represented 30% in 2005 and 32% in the nine months ended September 30, 2006. Professional services accounted for 6% of our total revenue in 2005 and 5% for the nine months ended September 30, 2006. Our maintenance and professional services revenue historically has generated lower gross margins than our software revenue. The gross margin generated by our maintenance and professional services revenue was 70% in 2005 and 71% in the nine months ended September 30, 2006. We expect the proportion of revenue derived from sales of maintenance to increase in the future as we increase the number of software licenses sold and in service. As the percentage of total revenue attributable to maintenance increases, our overall gross margins will be adversely affected.

Cost of Revenue

Our cost of revenue primarily consists of the following:

Cost of Software Revenue.  Cost of software revenue consists primarily of media, manual, translation and distribution costs and may in the future include royalties to third-party software developers for technology embedded within our software. Cost of software revenue also has included amortization of internally-developed capitalized software. Because our recent development initiatives have resulted in a significant decrease in the time and costs incurred between technological feasibility and the point at which the software is ready for general release, we no longer capitalize costs of our internally-developed software. As a result, we do not believe that amortization of internally developed software will have any effect on our cost of software revenue in future periods. Cost of software related to Double-Take EMEA sales in the period from May 24, 2006 through September 30, 2006 will discontinue now that the sale of Double-Take products on hand on May 23, 2006 has occurred, as substantially all of Double-Take EMEA sales are sales of our products.

Cost of Services Revenue.  Cost of services revenue consists primarily of salary and other personnel-related costs incurred in connection with our provision of maintenance and professional services. Cost of services revenue also includes other allocated overhead expenses for our professional services and product support personnel, as well as travel-related expenses for our staff to perform work at a customer’s site.

Operating Expenses

We classify our operating expenses as follows:

Sales and Marketing.  Sales and marketing expenses primarily consist of the following:

•	personnel and related costs for employees engaged in sales, corporate marketing, product marketing and product management, including salaries, commissions and other incentive compensation, including equity-based compensation, related employee benefit costs and allocated overhead expenses;

•	travel related expenses to meet with existing and potential customers, and for other sales and marketing related purposes; and

•	sales promotion expenses, public relations expenses and costs for marketing materials and other marketing events, including trade shows, industry conventions and advertising, and marketing development funds for our distribution partners.

We expense our sales commissions at the time of sale. We expect our sales and marketing expense to increase in the future as we increase the number of direct sales professionals and invest in marketing programs. However, we expect sales and marketing expense to decrease as a percentage of revenue for the near future as we anticipate that our revenue will increase more rapidly than our sales and marketing costs.

Research and Development.  Research and development expenses primarily represent the expense of developing new software and modifying existing software. These expenses primarily consist of the following:

•	personnel and related costs, including salaries, employee benefits, equity and other incentive compensation and allocated overhead expenses, for research and development personnel, including software engineers, software quality assurance engineers and systems engineers; and

•	contract labor expense and consulting fees paid to independent consultants and others who provide software engineering services to us, as well as other expenses associated with the design and testing of our software.

To date, our research and development efforts have been primarily devoted to increases in features and functionality of our existing software. We expect research and development expense to increase in the future as we continue to develop new solutions for our customers. However, we expect research and development expense to remain relatively consistent, or possibly decrease slightly, as a percentage of revenue.

General and Administrative.  General and administrative expenses represent the costs and expenses of managing and supporting our operations. General and administrative expenses consist primarily of the following:

•	personnel and related costs including salaries, employee benefits, equity and other incentive compensation and allocated overhead expenses, for our executives, finance, human resources, corporate information technology systems, strategic business, corporate quality, corporate training and other administrative personnel;

•	legal and accounting professional fees;

•	recruiting and training costs;

•	travel related expenses for executives and other administrative personnel; and

•	computer maintenance and support for our internal information technology system.

We expect general and administrative expenses to increase in the future as we incur increased expenses related to being a publicly-traded company and invest in an infrastructure to support our continued growth. However, we expect general and administrative expenses to decrease as a percentage of revenue for the foreseeable future after fiscal 2006, as we believe the rate at which our revenue will increase will exceed the rate at which we expect to incur these additional expenses. In the period in which our proposed public offering goes effective, we will incur significant general and administrative expenses related to the restricted shares to be issued to and the acceleration of options of our Chief Executive Officer.

Depreciation and Amortization.  Depreciation and amortization expense consists of depreciation expense primarily for computer equipment we use for information services and in our development and test labs, and amortization of intangible assets acquired.

Legal Fees and Settlement Costs.  In December 2005, we agreed to terms for settlement of a legal proceeding with a provider of information storage systems that involved claims regarding some of the intellectual property used in our software. Pursuant to a settlement agreement entered into in January 2006, we paid $3.8 million in January 2006, which represented our initial settlement payment in connection with the resolution of this matter, and we agreed to pay the other company an additional $0.5 million in each of January 2007, 2008, 2009 and 2010. Our obligation to make these future payments will be reduced on a dollar-for-dollar basis to the extent that we purchase or resell the other company’s products. Our obligation to make these payments is collateralised by a letter of credit from Silicon Valley Bank. Legal fees and settlement costs are composed of the legal fees and expenses we have incurred in connection with this legal proceeding.

Results of Operations

The following table sets forth our sources of revenue, costs of revenue and other selected financial data for the specified periods and as a percentage of our total revenue for those periods.

	Year Ended			Nine Months
	December 31,			Ended September 30,
	2005	2004	2003	2006	2005
				(unaudited)
	(in thousands)

Revenue:
Software licenses	$26,222	$19,943	$16,283	$26,240	$18,341
Maintenance and professional services	14,488	9,895	7,650	15,547	10,540

Total revenue	40,710	29,838	23,933	41,787	28,881

Cost of revenue:
Software licenses	38	559	1,426	1,329	31
Maintenance and professional services	4,357	3,694	3,103	4,426	3,214

Total cost of revenue	4,395	4,253	4,529	5,755	3,245

Gross profit	36,315	25,585	19,404	36,032	25,636

Operating expenses:
Sales and marketing	17,191	16,188	13,654	15,591	12,645
Research and development	9,748	8,717	6,373	7,749	7,292
General and administrative	6,730	5,666	5,253	6,371	5,268
Depreciation and amortization	805	527	1,617	1,094	570
Legal fees and settlement costs	5,671	1,755	200	—	1,040

Total operating expenses	40,145	32,853	27,097	30,805	26,815

Income (loss) from operations	(3,830)	(7,268)	(7,693)	5,227	(1,179)
Interest income	83	7	19	213	35
Interest expense	(36)	(765)	(341)	(69)	(21)
Foreign exchange gains (losses)	—	—	—	79	—

Income (loss) before income taxes	(3,783)	(8,026)	(8,015)	5,450	(1,165)
Income tax expense	—	—	—	403	—

Net income (loss)	(3,783)	(8,026)	(8,015)	5,047	(1,165)
Accretion on redeemable shares:
Series B	(5,310)	(5,310)	(4,928)	(3,983)	(3,983)
Series C	(22)	(4)	—	(17)	(17)
Beneficial conversion feature — Series B	—	—	(1,194)	—	—
Dividends on Series B	(2,035)	(1,882)	(1,637)	(1,636)	(1,507)
Dividends on Series C	(651)	(147)	—	(527)	(481)

Net loss attributable to common stockholders	$(11,801)	$(15,369)	$(15,774)	$(1,116)	$(7,153)

	Year Ended			Nine Months
	December 31,			Ended September 30,
	2005	2004	2003	2006	2005

Revenue:
Software licenses	64%	67%	68%	63%	64%
Maintenance and professional services	36%	33%	32%	37%	36%

Total revenue	100%	100%	100%	100%	100%

Cost of revenue:
Software licenses	—	2%	6%	3%	—
Maintenance and professional services	11%	12%	13%	11%	11%

Total cost of revenue	11%	14%	19%	14%	11%

Gross profit	89%	86%	81%	86%	89%

Operating expenses:
Sales and marketing	42%	54%	57%	37%	44%
Research and development	24%	29%	27%	19%	27%
General and administrative	17%	19%	22%	15%	17%
Depreciation and amortization	2%	2%	7%	2%	2%
Legal fees and settlement costs	14%	6%	1%	—	4%

Total operating expenses	99%	110%	113%	73%	93%

Income (loss) from operations	(9)%	(24)%	(32)%	13%	(4)%
Interest income	—	—	—	—	—
Interest expense	—	(3)%	(1)%	—	—
Foreign exchange gains (losses)	—	—	—	—	—

Income (loss) before income taxes	(9)%	(27)%	(33)%	13%	(4)%

Income tax expense	—	—	—	1%	—

Net income (loss)	(9)%	(27)%	(33)%	12%	(4)%

Accretion on redeemable shares:
Series B	(13)%	(18)%	(21)%	(10)%	(14)%
Series C	—	—	—	—	—
Beneficial conversion feature — Series B	—	—	(5)%	—	—
Dividends on Series B	(5)%	(6)%	(7)%	(4)%	(5)%
Dividends on Series C	(2)%	—	—	(1)%	(2)%

Net loss attributable to common stockholders	(29)%	(51)%	(66)%	(3)%	(25)%

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

Revenue

Total revenue increased $12.9 million, or 45%, from $28.9 million in the nine months ended September 30, 2005 to $41.8 million in the nine months ended September 30, 2006. Of our total revenue in the 2006 nine-month period, 94% was attributable to sales to or through our distribution partners, which was an increase from 90% of our total revenue attributable to sales to or through our distribution partners in the 2005 nine-month period. Of our total revenue in the 2006 nine-month period, 6% was attributable to direct sales to end users, a decrease from 10% of our total revenue attributable to end users in the 2005 nine-month period.

Software License Revenue.  Software revenue increased $7.9 million, or 43%, from $18.3 million in the 2005 nine-month period to $26.2 million in the 2006 nine-month period. The increase in software revenue was due to increased volume of $1.9 million resulting from broader demand for, and acceptance of, our software, $1.1 million due to the release of our new product Double-Take for Virtual Systems, $1.8 million due to a price increase that was effective on August 1, 2005 and $3.1 million from Double-Take EMEA sales from May 24 through September 30, 2006.

Maintenance and Professional Services Revenue.  Maintenance and professional services revenue increased $5.0 million, or 48%, from $10.5 million in the 2005 nine-month period to $15.5 million in the 2006 nine-month period. Maintenance and professional services revenue represented 36% of our total revenue in the 2005 nine-month period and 37% of our total revenue in the 2006 nine-month period. Maintenance revenue increased $4.6 million, or 53%, from $8.7 million in the 2005 nine-month period to $13.3 million in the 2006 nine-month period. The increase in maintenance revenue was attributable to higher sales to our expanding base of customers, as well as maintenance revenue of $2.4 million generated by Double-Take EMEA. Professional services revenue increased $0.4 million, or 22%, from $1.8 million in the 2005 nine-month period to $2.2 million in the 2006 nine-month period. The increase in professional services revenue was due to more professional service deliveries due to an increase in professional services personnel as well as $0.2 million of revenue generated by Double-Take EMEA.

Cost of Revenue and Gross Profit

Total cost of revenue increased $2.6 million, or 77%, from $3.2 million in the 2005 nine-month period to $5.8 million in the 2006 nine-month period. Total cost of revenue represented 11% of our total revenue in the 2005 nine-month period and 14% of our total revenue in the 2006 nine-month period.

Cost of software revenue increased $1.3 million, or 4,187%, from $0.0 million in the 2005 nine-month period to $1.3 million in the 2006 nine-month period. The increase was due to cost of inventory related to Double-Take EMEA sales in the nine-month period. We expect this amount to decrease as Double-Take EMEA sold through their remaining inventory in the third quarter of 2006. Cost of software revenue represented 0% of our software revenue in the 2005 nine-month period and 3% of our software revenue in the 2006 nine-month period.

Cost of services revenue increased $1.2 million, or 38%, from $3.2 million in the 2005 nine-month period to $4.4 million in the 2006 nine-month period. The increase was the result of higher employee compensation of $0.6 million due to an increase in the number of our maintenance and professional services personnel, higher facility costs associated with the increase of personnel of $0.1 million and $0.4 million of costs of Double-Take EMEA maintenance and professional services personnel. Cost of services revenue represented 31% of our services revenue in the 2005 nine-month period and 29% of our services revenue in the 2006 nine-month period.

Gross profit increased $10.4 million, or 41%, from $25.6 million in the 2006 nine-month period to $36.0 million in the 2006 nine-month period. Gross profit decreased from 89% in the 2005 nine-month period to 86% in the 2006 nine-month period. This decrease is related to the cost of software increase related to Double-Take EMEA.

Operating Expenses

Sales and Marketing.  Sales and marketing expenses increased $3.0 million, or 23%, from $12.6 million in the 2005 nine-month period to $15.6 million in the 2006 nine-month period. The increase was due to an increase of compensation and commission expense of $0.8 million resulting from increased sales, an increase of $0.2 million in marketing and advertising related to our Double-Take brand re-launch and $2.0 million of costs of Double-Take EMEA sales and marketing efforts.

Research and Development.  Research and development expenses increased by $0.4 million, or 6%, from $7.3 million in the 2005 nine-month period to $7.7 million in the 2006 nine-month period. The increase resulted from higher compensation expense of $0.2 million due to the implementation of a company wide incentive plan in the second half of 2005, and $0.2 million from outsourced development projects.

General and Administrative.  General and administrative expenses increased $1.1 million, or 21%, from $5.3 million in the 2005 nine-month period to $6.4 million in the 2006 nine-month period. The increase was related to $0.9 million in compensation expense in the 2006 nine-month period attributable to expensing of stock options because of the adoption of SFAS 123R in January 2006, an increase in compensation expense of $0.2 million due to the implementation of a company wide incentive plan in the second half and $0.6 million of costs from Double-Take EMEA. These increases were offset by a decrease in legal fees of $0.6 million incurred in the 2005 nine-month period related to an investigation of expenses attributable to former employees.

Depreciation and Amortization.  Depreciation and amortization expense increased $0.5 million, or 92%, from $0.6 million in the 2005 nine-month period to $1.1 million in the 2006 nine-month period. The increase was attributable to increased depreciation expense associated with increased capital expenditures, which were applied primarily for product development and other computer-related equipment, as well as amortization related to the intangible assets acquired in the Double-Take EMEA acquisition.

Legal Fees and Settlement Costs.  Legal fees and settlement costs decreased $1.0 million, or 100%, from $1.0 million in the 2005 nine-month period to $0.0 million in the 2006 nine-month period. This decrease is attributable to the settlement in December 2005 of the legal proceeding between us and a provider of information storage systems regarding certain intellectual property rights.

Interest Income

Interest income increased $0.2 million from $0.0 million in the 2005 nine-month period to $0.2 million in the 2006 nine-month period. The increase is attributable to higher cash balances in our deposit accounts and an increase in related interest rates.

Foreign Exchange gains (losses)

Foreign currency gains totaled $0.1 million due to foreign currency fluctuations related to Double-Take EMEA from May 24 to September 30, 2006.

Income Tax Expense

Income tax expense increased from $0.0 million in the 2005 nine-month period to $0.4 million in the 2006 nine-month period. The increase is related to income tax expense incurred by Double-Take EMEA as well as a nominal amount related to our domestic operations. We expect that our income tax expense will continue to increase in future periods related to Double-Take EMEA’s operations. This increase will be partially offset by our domestic operating loss carryforwards available as well as associated foreign tax credits related to Double-Take EMEA tax payments. As of September 30, 2006, we have approximately $67.0 million in net operating loss carryforwards.

Net Income (Loss)

Net income increased from a loss of $1.2 million in the 2005 nine-month period to income of $5.0 million in the 2006 nine-month period. This increase is related to our revenue growth of 45% from the 2005 nine-month period while operating expenses have increased by only 15% in the same period. This increase was the result of our continued focus on expense control and continuing to leverage our existing sales force and partners to generate incremental revenue.

Preferred Stock

Accretion on our Series B and Series C Preferred stock did not change from $4.0 million in the 2005 nine-month period to the 2006 nine-month period. The accretion increases the carrying value of the preferred shares from their carrying value to their redemption value on a straight-line basis over the period from the investment date to the mandatory redemption date. Accretion will continue until November 12, 2006 for both issuances.

Dividends on our Series B and Series C Preferred stock increased from $2.0 million in the 2005 nine-month period to $2.2 million in the 2006 nine-month period. The increase is a result of to the monthly compounding of the dividends pursuant to the terms of each issuance.

If this offering is completed, all shares of our Series B and Series C Preferred stock will be converted into common stock. As of October 31, 2006, they will convert to 11,425,839 shares of common stock. Also, there will be a mandatory payment to the Series B holders of approximately $10.2 million upon completion of the offering.

2005 Compared to 2004

Revenue

Total revenue increased $10.9 million, or 36%, from $29.8 million in 2004 to $40.7 million for 2005. Of our total revenue in 2005, 93% was attributable to sales to or through our distribution partners, which was an increase from 90% of our total revenue attributable to sales to or through our distribution partners in 2004. Of our total revenue in 2005, 7% was attributable to direct sales to end users, which was a decrease of 10% of our total revenue attributable to end users in 2004.

Software License Revenue.  Software revenue increased $6.3 million, or 31%, from $19.9 million in 2004 to $26.2 million in 2005. Software revenue represented 67% of our total revenue in 2004 and 64% of our total revenue in 2005. The increase in software revenue was a result of an increase in the number of new licenses sold. In 2005, we sold approximately 18,000 new licenses compared to approximately 14,000 licenses in 2004 due to broader demand for, and acceptance of, our software applications.

Maintenance and Professional Services Revenue.  Maintenance and professional services revenue increased $4.6 million, or 46%, from $9.9 million in 2004 to $14.5 million in 2005. Maintenance and professional services revenue represented 33% of our total revenue in 2004 and 36% of our total revenue in 2005. Maintenance revenue increased $3.7 million, or 31%, from $8.4 million in 2004 to $12.1 million in 2005. The increase in maintenance revenue was attributable to higher sales to our expanding base of customers. Professional services revenue increased $0.9 million, or 60%, from $1.5 million in 2004 to $2.4 million in 2005. The increase in professional services revenue was due to our efficient use of resources to reduce our backlog built up from the second half of 2004 as well as an increase in overall professional service bookings.

Cost of Revenue and Gross Profit

Total cost of revenue increased $0.1 million, or 3%, from $4.3 million in 2004 to $4.4 million in 2005. Total cost of revenue represented 14% of our total revenue in 2004 and 11% of our total revenue in 2005.

Cost of software revenue decreased $0.6 million, or 93%, from $0.5 million in 2004 to $0.0 million in 2005. The decrease was due to $0.5 million of amortization of internally-developed capitalized software costs in 2004. Since 2004, we no longer capitalize these costs due to the reduction in time between technological feasibility and the release to market of our software, which resulted in no amortization in 2005.

Cost of services revenue increased $0.7 million, or 18%, from $3.7 million in 2004 to $4.4 million in 2005. Cost of services revenue represented 37% of our services revenue in 2004 and 30% of our services revenue in 2005. The increase in total cost of revenue and cost of services revenue was the result of higher employee compensation of $0.7 million resulting from an increase in the number of our maintenance and professional services personnel.

Gross profit increased $10.7 million, or 42%, from $25.6 million in 2004 to $36.3 million in 2005. Gross margin increased from 86% in 2004 to 89% in 2005. This increase in gross margin resulted from the significant increase in revenue, which grew at a higher rate than cost of revenue.

Operating Expenses

Sales and Marketing.  Sales and marketing expenses increased $1.0 million, or 6%, from $16.2 million in 2004 to $17.2 million in 2005. The increase was due to an increase of $1.2 million in commission expense resulting from increased sales, which was offset in part by a decrease of $0.2 million in employee compensation resulting from a decrease in the number of sales and marketing personnel.

Research and Development.  Research and development expenses increased $1.0 million, or 12%, from $8.7 million in 2004 to $9.7 million in 2005. The increase was due to an increase in employee compensation resulting from an increase in the number of our research and development personnel.

General and Administrative.  General and administrative expenses increased $1.1 million, or 19%, from $5.6 million in 2004 to $6.7 million in 2005. The increase reflected increased legal fees of $0.5 million related to an investigation of expenses attributable to former employees and increased compensation expense attributable to an increase in the number of general and administrative personnel.

Depreciation and Amortization.  Depreciation and amortization expense increased $0.3 million, or 53%, from $0.5 million in 2004 to $0.8 million in 2005. The increase was attributable to increased depreciation expense associated with increased capital expenses, which were applied primarily for product development and other computer-related equipment.

Legal Fees and Settlement Costs.  Legal fees and settlement costs increased $3.9 million, or 223%, from $1.8 million in 2004 to $5.7 million in 2005. This increase is the result of our agreeing in December 2005 to a payment of $3.8 million in connection with the settlement of a legal proceeding between us and a provider of information storage systems regarding certain intellectual property rights.

Interest Expense

Interest expense decreased $0.8 million, from $0.8 million in 2004 to $0.0 million in 2005. The decrease was primarily attributable to an interest charge of $0.5 million related to the conversion of $2.0 million of convertible notes to shares of our Series C convertible preferred stock in October 2004.

Interest Income

Interest income increased to $0.1 million in 2005 as a result of higher cash balances in our deposit accounts and an increase in related interest rates.

Net Income (Loss)

Net loss decreased from a loss of $8.0 million in 2004 to a loss of $3.8 million in 2005. This decrease is a result of revenue growth of 36% from 2004 compared to an operating expenses increase of 22% in the same period. This decrease in net loss was the result of headcount remaining virtually the same from 2004 to 2005 while continuing to leverage our existing sales force and partners to generate incremental revenue.

Preferred Stock

Accretion on our Series B and Series C Preferred stock increased nominally in 2005 from 2004 and was $5.3 million in both periods. The accretion increases the carrying value of the preferred shares from their carrying value to their redemption value on a straight-line basis over the period from the investment date to the mandatory redemption date.

Dividends on our Series B and Series C Preferred stock increased from $2.0 million in 2004 to $2.7 million in 2005. The increase is a result of the monthly compounding of the dividends pursuant to the terms of each issuance as well as the dividend accrual for a full year for the Series C Preferred stock, which was originally issued in October 2004.

2004 Compared to 2003

Revenue

Total revenue increased $5.9 million, or 25%, from $23.9 million in 2003 to $29.8 million in 2004. Of our total revenue in 2004, 90% was attributable to sales to or through our distribution partners, which was a decrease from 91% of our total revenue attributable to sales to or through our distribution partners in 2003. Of our total revenue in 2004, 10% was attributable to direct sales to end users, which was an increase from 9% of our total revenue attributable to end users in 2003.

Software License Revenue.  Software revenue increased $3.6 million, or 22%, from $16.3 million in 2003 to $19.9 million in 2004. Software revenue represented 68% of our total revenue in 2003 and 67% of our total revenue in 2004. The increase in software revenue was a result of an increase in the number of new licenses sold. In 2004, we sold 14,233 new licenses compared to 11,951 licenses in 2003 due to broader demand for, and acceptance of, our software applications.

Maintenance and Professional Services Revenue.  Maintenance and professional services revenue increased $2.2 million, or 29%, from $7.7 million in 2003 to $9.9 million in 2004. Maintenance and professional services revenue represented 32% of our total revenue in 2003 and 33% of our total revenue in 2004. Maintenance revenue increased $2.7 million, or 47%, from $5.7 million in 2003 to $8.4 million in 2004. The increase in maintenance revenue was attributable to higher sales to our expanding base of customers. Professional services revenue decreased $0.5 million, or 26%, from $2.0 million in 2003 to $1.5 million in 2004. The decrease in professional services revenue was due to an increase in our backlog of engagements to be performed resulting from bookings in the second half of 2004 that were completed in 2005.

Cost of Revenue and Gross Profit

Total cost of revenue decreased $0.2 million, or 6%, from $4.5 million in 2003 to $4.3 million in 2004. Total cost of revenue represented 19% of our total revenue in 2003 and 14% of our total revenue in 2004.

Cost of software revenue decreased $0.8 million, or 61%, from $1.4 million in 2003 to $0.6 million in 2004. This was a result of a decrease in amortization of internally-developed capitalized software costs in 2004. We no longer capitalize or amortize these costs due to the reduction in time between technological feasibility and the release to market of our software.

Cost of services revenue increased $0.6 million, or 19%, from $3.1 million in 2003 to $3.7 million in 2004. Cost of services revenue represented 41% of our total services revenue in 2003 and 37% of our total services revenue in 2004. The increase in cost of services revenue was primarily the result of higher employee compensation of $0.5 million resulting from an increase in the number of our maintenance and professional services personnel.

Gross profit increased $6.2 million, or 32%, from $19.4 million in 2003 to $25.6 million in 2004. Gross margin increased from 81% in 2003 to 86% in 2004. This increase in gross margin resulted from the significant increase in revenue which grew at a higher rate than cost of revenue.

Operating Expenses

Sales and Marketing.  Sales and marketing expenses increased $2.5 million, or 19%, from $13.7 million in 2003 to $16.2 million in 2004. The increase was primarily attributable to an increase of $1.5 million in commission expense resulting from increased sales and an increase of $1.5 million in marketing expenses to promote brand awareness through print and web-based advertising and to customize our web site.

Research and Development.  Research and development expenses increased $2.3 million, or 37%, from $6.4 million in 2003 to $8.7 million in 2004. The increase was primarily due to an increase in employee compensation expenses of $2.3 million resulting from an increase in the number of our research and development personnel.

General and Administrative.  General and administrative expenses increased $0.4 million, or 8%, from $5.3 million in 2003 to $5.7 million in 2004. The increase was primarily attributable to an increase in employee compensation expenses of $0.3 million related to an increase in the number of general and administrative personnel.

Depreciation and Amortization.  Depreciation and amortization expense decreased $1.1 million, or 67%, from $1.6 million in 2003 to $0.5 million in 2004. The decrease reflects the full depreciation of some of the fixed assets in our development laboratory.

Legal Fees and Settlement Costs.  Legal fees and settlement costs increased $1.6 million, or 778%, from $0.2 million in 2003 to $1.8 million in 2004. This increase is due to an increase in legal fees and expenses incurred in 2004 in connection with the legal proceeding between us and a provider of information storage systems regarding certain intellectual property rights, which was settled in December 2005.

Interest Expense

Interest expense increased $0.5 million, from $0.3 million in 2003 to $0.8 million in 2004. The increase was primarily attributable to an interest charge of $0.5 million related to the conversion of $2.0 million of convertible notes to shares of our Series C convertible preferred stock in October 2004, which was offset in part by lower interest expense related to our line of credit.

Net Income (Loss)

Net loss decreased nominally from 2003 to 2004 and was $8.0 million in both periods. While revenue grew by 25% from 2003, operating expenses increased by 21% in the same period. Other expenses increased by $0.4 million as a result of interest expense associated with the issuance of our Series C Preferred stock resulting in a total increase of expenses of 25%. As our number of customers grew with our increase in revenue, we increased the number of support personnel as well as the number of research and development personnel to meet customer demands and to expedite product testing and releases.

Preferred Stock

Accretion on our Series B and Series C Preferred stock increased $0.4 million from $4.9 million in 2003 to $5.3 million in 2004. The accretion increases the carrying value of the preferred shares from their carrying value to their redemption value on a straight-line basis over the period from the investment date to the mandatory redemption date. The increase is a result of the full year accretion for the additional Series B issuance of $1.6 million in October 2003 and a nominal amount for the Series C Preferred Stock issued in October 2004.

Dividends on our Series B and Series C Preferred stock increased from $1.6 million in 2003 to $2.0 million in 2004. The increase is a result of the monthly compounding of the dividends pursuant to the terms of each issuance as well as the dividend accrual for the Series C Preferred stock, which was issued in October 2004.

Critical Accounting Policies

In presenting our financial statements in conformity with accounting principles generally accepted in the United States, we are required to make estimates and judgments that affect the amounts reported in our financial statements. Some of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. We formulate these estimates and assumptions based on historical experience and on various other matters that we believe to be reasonable and appropriate. Actual results may differ significantly from these estimates. Of our significant accounting policies described in Note A to the historical financial statements included elsewhere in this prospectus, we believe that the following policies may involve a higher degree of judgment and complexity.

Revenue Recognition

We derive revenue from two primary sources or elements: software licenses and services. Services include customer support, consulting, installation services and training. A typical sales arrangement includes both of these elements. We apply the provisions of Statement of Position, or SOP, 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9, and related interpretations to all transactions to determine the recognition of revenue.

For software arrangements involving multiple elements, we recognize revenue using the residual method as described in SOP 98-9. Under the residual method, we allocate and defer revenue for the undelivered elements based on relative fair value and recognize the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue. The determination of fair value of the undelivered elements in multiple element arrangements is based on the price charged when such elements are sold separately, which is commonly referred to as vendor-specific objective-evidence, or VSOE.

Our software licenses typically provide for a perpetual right to use our software and are sold on a per copy basis. We recognize software revenue through direct sales channels and resellers upon receipt of a purchase order and when all other basic revenue recognition criteria are met as described below. Revenue from software licenses sold through an original equipment manufacturer partner is recognized upon the receipt of a royalty report.

Services revenue includes revenue from customer support and other professional services. Customer support includes software updates (including unspecified product upgrades and enhancements) on a when-and-if-available basis, telephone support and bug fixes or patches. Customer support revenue is recognized ratably over the term of the customer support agreement, which is typically one year. To determine the price for the customer support element when sold separately, we use actual rates at which we have previously sold support as established VSOE.

Other professional services such as consulting and installation services provided by our are not essential to the functionality of the software and can also be performed by the customer or a third party. Revenues from consulting and installation services are recognized when the services are completed. Training fees are recognized after the training course has been provided. Based on our analysis of such other professional services transactions sold on a stand-alone basis, we establish VSOE for such other professional services when sold in connection with a multiple-element software arrangement.

We have analyzed all of the undelivered elements included in our multiple-element arrangements and determined that VSOE of fair value exists to allocate revenues to services. Accordingly, assuming all basic revenue recognition criteria are met, software revenue is recognized upon delivery of the software license using the residual method in accordance with SOP 98-9.

We consider the four basic revenue recognition criteria for each of the elements as follows:

Persuasive evidence of an arrangement with the customer exists.  Our customary practice is to require a purchase order and, in some cases, a written contract signed by both the customer and us prior to recognizing revenue on an agreement.

Delivery or performance has occurred.  Our software applications are usually physically delivered to customers with standard transfer terms such as FOB shipping point. Software and/or software license keys for add-on orders or software updates are typically delivered via email. We recognize software revenue upon shipment to resellers and distributors because there is no right of return or refund and no price protection agreements. In situations where multiple copies of licenses are purchased, all copies are delivered to the customer in one shipment and revenue is recognized upon shipment. Occasionally, the Company enters into a site license with a customer that allows the customer to use a specified number of licenses within the organization. When a site license is sold, the Company delivers a master disk to the customer that allows the product to be installed on multiple servers. The Company has no further obligation to provide additional copies of the software or user manuals. Revenue on site licenses is recognized upon shipment of the master disk to the customer. Sales made by our OEM partners are recognized as revenue in the month the product is shipped to the end user. We estimate the revenue from a preliminary report received from the OEM shortly after the end of the month. Once the final report is received, the revenue is adjusted to that based on the final report, usually in the following month. Services revenue is recognized when the services are completed, except for customer support, which is recognized ratably over the term of the customer support agreement, which is typically a year.

Vendor’s fee is fixed or determinable.  The fee customers pay for software applications, customer support and other professional services is negotiated at the outset of an arrangement. The fees are therefore considered to be fixed or determinable at the inception of the arrangement.

Collection is probable.  Probability of collection is assessed on a customer-by-customer basis. Each new customer undergoes a credit review process to evaluate its financial position and ability to pay. If the Company determines from the outset of an arrangement that collection is not probable based upon the review process, revenue is recognized on a cash-collected basis.

Our arrangements do not generally include acceptance clauses. However, if an arrangement does include an acceptance clause, revenue for such an arrangement is deferred and recognized upon acceptance. Acceptance occurs upon the earliest of receipt of a written customer acceptance, waiver of customer acceptance or expiration of the acceptance period.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost for stock options generally was measured as the excess, if any, of the estimated fair market value of our common stock over the amount an employee must pay to acquire the common stock on the date that both the exercise price and the number of shares to be acquired pursuant to the option are fixed. We had adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which was released in December 2002 as an amendment to SFAS No. 123 and used the minimum value method of valuing stock options as allowed for non-public companies.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), Share-Based Payment. SFAS No. 123(R) is a revision of SFAS No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guide. SFAS No. 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the measurement date of grant. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. We adopted SFAS No. 123(R) on January 1, 2006, which requires compensation cost to be recognized as expense in 2006 and future periods for the portion of outstanding awards that were unvested at that date and awards that are subsequently granted, based on the fair value of those awards on the measurement date, calculated using an option pricing model. For more information regarding our accounting for stock option grants, see Note 15 to our financial statements, “Stock-Based Compensation.”

Prior to December 31, 2005, we granted our employees options to purchase our common stock at exercise prices equal to the fair market value of the underlying common stock at the date of each grant, as determined by our board of directors at the time. Our board of directors determined these values primarily based upon internal valuation estimates as well as arm’s-length transactions involving our preferred stock. Determining the fair market value of our common stock requires making complex and subjective judgments since there is no public trading market for our common stock. We did not obtain contemporaneous valuations by an unrelated valuation specialist in connection with these option grants because our board of directors, which includes representatives of the investors in our preferred stock financings, determined that it had the relevant expertise to reasonably estimate the fair market value of our common stock. These estimates were based on several factors, including the fair market value of preferred stock we issued from time to time with superior rights and preferences to our common stock, current market conditions and our financial and operating performance.

Based on this analysis, our board of directors estimated that the per share fair market value of the common stock underlying stock options granted in 2005 was $1.52 per share. In 2005, our board of directors considered numerous objective and subjective factors to determine the fair market value at each option grant date during this period, including the following:

•	the sale of our Series C preferred stock at $0.98 per share in a private placement in 2004 to venture capital investors, which, taking into account the effect on the conversion rate of the Series C preferred stock of the reverse stock split of our common stock on November 3, 2006, is equivalent to $4.80 per share, including the superior rights and preferences of the Series C preferred stock to our common stock;

•	the superior rights and preferences of all classes of our preferred stock to our common stock, including the aggregate liquidation preference, accrued and unpaid dividends, conversion provisions and superior voting rights;

•	our financial and operating performance in 2005;

•	our stage of development and business strategy in 2005; and

•	the likelihood of achieving a liquidity event for the shares of common stock underlying the stock options granted in 2005.

In particular, during 2005, we experienced significant changes in our senior management team and experienced delays in rolling out our products and services and uncertainties surrounding new development projects, all of which resulted in a high degree of uncertainty as to whether we could achieve our business goals. In addition, we were also involved in patent litigation, the outcome of which was uncertain but which if determined adversely would have had a material adverse effect on our business and future prospects. The pendency of this litigation effectively made a liquidity event with a third party, or an initial public offering, remote, and so long as the litigation remained pending our board of directors did not believe any revision in the fair market value of the common stock was appropriate. While mediation efforts surrounding this litigation failed in May 2005, our new senior management was able to settle this matter in December 2005. We did not grant any options in November or December 2005. As a result of these uncertainties and the timing of our option grants in 2005 and other factors described above, we have subsequently determined that no reassessment of this estimate is appropriate.

In January 2006, we determined that because of the settlement of the patent litigation in December 2005 and the achievement of several important business milestones in late 2005 and January 2006, such as a new product launch and two consecutive quarters of profitable operating results, the valuation of our common stock was more complex and required the assistance of an independent valuation specialist. As a result, we engaged The McLean Valuation Services Group, an unrelated valuation specialist, in February 2006 to prepare a valuation of our common stock as of December 31, 2005. The valuation specialist considered several methodologies in its analysis, including an analysis of guideline public companies, an analysis of comparable company transactions, and a discounted cash flow analysis. The results of the public company and comparable company transaction components of the analysis vary not only with factors such as our revenue, EBITDA, and income levels, but also with the performance of the public market valuation of the companies at the time and the selected transactions used in the analysis. Although the market-based analyses did not include companies directly comparable to us, the analysis provided useful benchmarks. The final valuation conclusion was based on the discounted cash flow analysis in light of the results of the market-based analysis. The discounted cash flow analysis, an income-based approach, involves applying appropriate discount rates to estimated future free cash flows, which were based on management’s forecasts of revenue and costs at the time. As with any valuation based on the discounted cash flow method, the underlying assumptions involve a significant degree of complexity and judgment. Once the enterprise value of the Company was determined, the result was reconciled to equity value after the consideration of any interest-bearing debt and excess working capital. The equity value was allocated between preferred and common classes of stock in accordance with the current value method. In determining the per share value of the common shares, management, without taking into account discounts for lack of marketability or lack of control, divided the equity value by the number of common stock equivalents. The discounted cash flow method resulted in an estimated fair market value of our common stock as of December 31, 2005 of $1.96 per share. We believe that this valuation also supports our determination for 2005. The valuation report was used as an aid to the board of directors in determining the fair market value of the common stock underlying the options granted with accounting measurement dates in April through May 2006. Based on the results of this valuation, which was completed in April 2006, the board of directors determined at that time that the fair market value per share of our common stock was $1.96 per share during this period. All stock options granted during this period have an exercise price equal to that fair market value determination of $1.96 per share. As described below, this determination was subsequently reassessed.

In August 2006, the same independent valuation specialist was engaged to perform a valuation of our common stock as of June 30, 2006. The valuation report was used as an aid by our board of directors in determining the fair market value of the common stock underlying the stock options granted through September 2006. The valuation specialist used substantially the same analysis and methodologies as it did for the previous valuation, except that The McLean Valuation Services Group also took into account the prospect of this offering and considered some of the assumptions from the preliminary valuation methodologies contemplated by the underwriters. The valuation specialist determined that the fair market value of our common stock was $7.06 per share as of June 30, 2006.

As a result of reviews of our stock option grants, we determined that reassessments of the fair market value estimate for grants made during the nine months ended September 30, 2006 were appropriate.

As an initial matter, we concluded that because our business had demonstrated continued growth and improvement during the six months ended June 30, 2006 and the fair market value of our common stock was in a period of sequential increases, a valuation report that estimated the fair market value of our common stock nearest to the end of the period, rather than the beginning of the period, would provide a more reliable and conservative estimate of the fair market value of our common stock underlying stock option grants whose measurement dates for accounting purposes occurred in the second quarter of 2006, which includes all options granted from April 1 through June 30, 2006. As a result of this reassessment, we have retrospectively estimated that the fair market value of our common stock for purposes of determining the appropriate compensation expense for our options granted with an accounting measurement date in the second quarter of 2006 was $7.06 per share. We did not grant any options having an accounting measurement date in the first quarter of 2006 so no reassessment of that period was necessary.

During the third quarter of 2006 and through the date of this prospectus, our business continued to demonstrate growth and improvement and we made substantial progress toward the possible consummation of this offering. To reflect this progress and to achieve consistency with the valuation methodologies used by our underwriters to establish the price range for this offering, we refined some of the assumptions relied upon in the valuation report to closer align the fair market value with the midpoint of the price range listed on the cover page of this prospectus. As a result of these adjustments, we have estimated that the fair market value of our common stock for purposes of determining the appropriate compensation expense for our options granted in the third quarter of 2006 was $9.02 per share.

As a result of the reassessment of the fair market value of our common stock underlying stock option grants to employees, we have recorded additional stock-based compensation for each stock option granted during the nine months ended September 30, 2006 based upon the difference between the retrospectively determined fair market value of our common stock at the relevant measurement date of the stock option grant and the exercise price of the stock option. We amortize the unearned stock-based compensation and record stock-based compensation expense ratably over the vesting periods of these stock options. For the nine months ended September 30, 2006, we recorded $1.2 million of stock-based compensation expense.

We cannot predict with certainty the impact to us of adoption of SFAS No. 123(R) at this time because it will depend significantly on the levels of share-based payments we grant in the future. However, based on invested options outstanding as of September 30, 2006 and applying the Black-Scholes option pricing model, we estimate the effect of adopting SFAS No. 123(R) will reduce our net income by approximately $0.5 million in 2006. This amount is not necessarily reflective of the actual amount that we will record in 2006 because it does not include the effect of any options we may grant after September 30, 2006.

Based on an assumed initial public offering price of $10.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, the intrinsic value of our outstanding options at September 30, 2006 was $22.9 million, with $12.6 million attributable to vested options and $10.3 million attributable to unvested options.

We account for stock options grants to non-employees in accordance with SFAS No. 123 and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” which require that the fair value of these instruments be recognized as an expense over the period in which the related services are rendered.

Income Taxes

As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We record this amount as a provision or benefit for taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, and assessing temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. As of December 31, 2005, we had deferred tax assets of approximately $28 million, which were primarily related to federal and state net operating loss carryforwards and federal and state research tax credit carryforwards. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent that we believe recovery is not likely, we establish a valuation allowance. To the extent that we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our consolidated statement of operations.

Due to the uncertainty of future profitability, we have recorded a valuation allowance equal to the $28 million of deferred tax assets. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction and the period over which our deferred tax assets will be recoverable. If our actual results differ from these estimates, our provision for income taxes could be materially impacted.

Software Development Costs

In accordance with SFAS No. 86, we capitalize certain costs associated with the development of our software. Such costs are amortized at the greater of (i) the percentage of sales to date compared to total estimated sales or (ii) amortized using the straight-line method over the software’s estimated useful lives. We periodically evaluate the recoverability of capitalized software development costs and write-downs are taken if required. Costs incurred to develop software programs prior to the achievement of technological feasibility are expensed as incurred. Our current process for developing software is essentially completed concurrently with the establishment of technological feasibility and therefore no software development costs have been capitalized for the years ended December 31, 2005, 2004 and the nine months ended September 30, 2006.

Liquidity and Capital Resources

Overview

During the development stages of our business, we incurred significant losses from operating activities. Since the three months ended June 30, 2005, however, our operations have generated sufficient cash flow to meet substantially all of the cash requirements of our business, including our operating, capital and other cash requirements. Our ability to sustain a level of positive cash flow from operations that is sufficient to continue to meet all of our future operating, capital and other cash requirements is subject to the risks associated with our business, including those described under “Risk Factors,” and to changes in our business plan, capital structure and other events.

From the start of our operations in 1991 until the three months ended June 30, 2005, we financed our operations primarily through the issuance of preferred stock and common stock. Since the three months ended June 30, 2005, we have primarily financed our operations through internally generated cash flows. As of September 30, 2006, we had cash and cash equivalents of $10.4 million and accounts receivable of $11.2 million.

In January 2006, in connection with the settlement of an intellectual property dispute reached in December 2005, we paid $3.8 million to another company. We also agreed to make future payments of $0.5 million in each of January 2007, 2008, 2009 and 2010, which we collateralised by a $2.0 million letter of credit to that company. The letter of credit will be drawn down automatically in increments of $0.5 million at the time of each payment requirement. Our future obligations under the settlement will be reduced on a dollar-for-dollar basis to the extent that we purchase or resell the other company’s products.

In May 2006, we paid $1.1 million to the former stockholders of Double-Take EMEA, which was our primary distributor in Europe, the Middle East and Africa as the initial payment for the acquisition of that company. Subsequent payments totalling $1.5 million were made through September 30, 2006. The remaining portion of the total purchase price, which we estimate will range between $10.0 million and $12.0 million, will be payable in monthly increments based upon a specified percentage of the intercompany amounts paid by Double-Take EMEA to us each month in respect of purchases under our intercompany distribution agreement with Double-Take EMEA through December 31, 2007. A portion of our earn-out payments are held in escrow through December 31, 2007, to satisfy claims against the selling shareholders that we may have from time to time as a result of breaches of representations, warranties or covenants.

In May 2006, we entered into an amendment to our credit facility with Silicon Valley Bank that extended the term of the facility to April 30, 2007. Under the terms of the amended credit facility, our maximum borrowings are the lesser of 75% of eligible receivables or $4.75 million, including up to $2.5 million available for letters of credit, foreign exchange contracts and cash management services. At September 30, 2006, our maximum borrowings available under this facility were $4.75 million, including our $2.0 million letter of credit relating to our settled legal proceeding. We had no borrowings under this line of credit as of September 30, 2006. The rate of interest for this facility is 0.75% above the prime rate. The facility is collateralised by all of our assets, excluding our intellectual property.

Our credit facility contains a number of restrictions that will limit our ability, among other things, to do the following: borrow money; enter into transactions outside the ordinary course of business; pledge our accounts receivable, inventory, intellectual property and most of our other assets as security in other borrowings or transactions; pay dividends on stock, redeem or acquire any of our securities; sell certain assets; make certain investments; guaranty obligations of third-parties; undergo a merger or consolidation; or engage in any business other than the business in which we are currently engaged or business that is reasonably related to that business. In addition, all of our assets other than our intellectual property are pledged to collateralised borrowing under our credit facility, and our credit facility has financial covenants related to our earnings and cash balances. At the end of each calendar quarter our earnings for that quarter before interest, income tax expense and, to the extent deducted in the calculation of earnings, depreciation expense and amortization expense, must have exceeded our capital expenditures. We also must maintain a ratio of at least 1.5 to 1 for the sum of our cash, cash equivalents and domestic and Canadian receivables to the sum of our liabilities to Silicon Valley Bank and other liabilities due within one year. Failure to satisfy any of these financial covenants would constitute an event of default under the credit facility, without regard to whether we have the ability to meet our obligations.

Our preferred stock is redeemable on or after November 12, 2006 at the option of the holder in an amount that exceeds our available resources. As of September 30, 2006, we had cash and cash equivalents of $10.4 million. The redemption value of Series B and C preferred shares at November 12, 2006 will be approximately $57.7 million. On October 2, 2006, the holders of a majority of the Series B and Series C Preferred stock agreed to defer their right to redeem such shares until November 12, 2007. We do not presently have a plan in place to provide for the funding of the redemption of the preferred stock, which will be approximately $60.8 million, if requested by the holders subsequent to November 12, 2007 in the event that the proposed public offering does not take place.

Sources and Uses of Cash

For the nine months ended September 30, 2006, cash generated from operating activities was $5.4 million. We used cash in investing activities in the amount of $2.4 million. We used cash in financing activities in the amount of $0.9 million. Our net increase in cash and cash equivalents from December 31,

2005 to September 30, 2006 was $2.1 million. We currently expect to experience positive cash flow from operations in future periods.

The following table sets forth cash flow data for the periods indicated:

				Nine Months
	Year ended December 31,			ended September 30,
	2005	2004	2003	2006	2005
				(unaudited)
	(in thousands)

Cash flow data:
Net cash provided by (used in) operating activities	$3,605	$(464)	$(4,351)	$5,397	$957
Cash used by investing activities	(1,096)	(1,218)	(497)	(2,432)	(889)
Net cash provided by (used in) financing activities	1	6,837	1,680	(880)	1
Effect of exchange rate changes on cash and cash equivalents	—	—	—	12	—

Net increase (decrease) in cash and equivalents	2,510	5,155	(3,168)	2,097	69
Cash and cash equivalents, beginning of period	5,831	676	3,844	8,341	5,831

Cash and equivalents, end of period	$8,341	$5,831	$676	$10,438	$5,900

Cash Flows from Operating Activities

Cash provided by operating activities increased in the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005 primarily due to having $5.2 million of net income in the 2006 period as opposed to a net loss of $1.2 million in the 2005 period. Another contributing factor was our continued growth of deferred revenue, which was a result of our increase in software license sales and maintenance renewals. In addition, inventory decreased by $1.3 million. This decrease is due to Double-Take EMEA having sold through its existing Double Take product inventory that was on hand at the date of acquisition. As practically all of Double-Take EMEA’s inventory will be of Double Take products that will have no significant cost on a consolidated basis, we do not expect this cost or any fluctuation in inventory to continue or be material in future periods. The compensation expense of $0.3 million related to SFAS 123(R) and $0.9 million related to our former CEO’s options is another add-back to cash flow from operations. These increases in cash flow from operations have been partially offset by the change in accounts payable and accrued expenses. This change is primarily due to our payment of $3.8 million in the settlement of a proceeding with a provider of information storage systems in January 2006, as well as our payment of $0.9 million related to income taxes for Double-Take EMEA. The acquisition of Double-Take EMEA has contributed a nominal amount to our operating cash flow through September 30, 2006. We expect that the acquisition of Double-Take EMEA will not increase our operating cash flow significantly in the near term. We anticipate software license sales and maintenance renewals to continue to grow from the EMEA region resulting in growth of deferred revenue. We anticipate the growth in deferred revenue in the near term will be offset by growth in accounts receivable balances due to the growth in sales and historically slower collections from customers experienced by Double-Take EMEA.

Cash provided by operating activities increased in 2005 compared to a use of cash in operating activities in 2004 primarily due to having a lower net loss of $3.8 million compared to a net loss of $8.0 million in 2004. Another contributing factor was our continued growth of deferred revenue, which is a result of our increase in software license sales and maintenance renewals from 2004 to 2005. Also contributing to the increase in cash flow was the change in accounts payable and accrued expenses. This change is primarily due to our accrual of $3.8 million in the settlement of a proceeding with a provider of information storage systems which was subsequently paid in January 2006. These increases were partially offset by the change in accounts receivable in 2005 due to growth in bookings at the end of 2005, which resulted in higher accounts receivable balances from customers at the end of 2005.

Cash used in operating activities decreased in 2004 compared to 2003 primarily due to an increase in deferred revenue as well as better cash collections from our customers. As our software license sales and maintenance renewals increased from 2003 to 2004, our deferred revenue grew by $4.2 million. We also increased our collection efforts and staff, which resulted in lower Days Sales Outstanding (DSO) on our receivables. Due to our stronger collection efforts, accounts receivable decreased by $0.2 million compared to an increase of $2.9 million in 2003 representing a change of $3.1 million in positive cash flow in 2004. These increases were partially offset by lower add-back for depreciation and amortization of $1.9 million in 2004 since we no longer capitalized or amortized software development costs.

Cash Flows from Investing Activities

Cash used in investing activities increased in the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005 primarily due to increased research and development lab equipment expenditures, and our acquisition of Double-Take EMEA on May 23, 2006. As we continue to make earn-out payments related to our acquisition of Double-Take EMEA, which will aggregate between $10 to $12 million, we expect that cash used in investing activities will continue to increase until the end of the earn-out period at the end of 2007.

Cash used in investing activities decreased slightly from 2005 to 2004 due to lower computer equipment purchases for new employees in 2005 as a result of lower headcount at the end of 2005 compared to 2004.

Cash used in investing activities increased in 2004 compared to 2003 due to investments in research and development lab equipment. In 2004, after receiving additional financing from our investors, we increased the headcount in our engineering department by over 10% in order to expedite product releases.

Cash Flows from Financing Activities

Cash used in financing activities increased $0.9 million in the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005 due to $0.9 million of costs incurred in connection with this public offering.

Cash provided by financing activities decreased from 2005 to 2004 due to the Series C preferred stock issuance in 2004 and only nominal cash provided by common stock issuances in 2005.

Cash provided by financing activities increased from 2004 to 2003 due to the significant Series C preferred stock issuance in 2004. In October 2004, we sold 5,102,041 shares of Series C preferred stock at $0.98 per share for gross proceeds of $5 million. In connection with this private placement, we issued an additional 2,615,357 shares of Series C preferred stock in exchange for outstanding 8% convertible notes in the amount of $2 million plus accrued interest. These notes were originally issued in June 2004. In October 2003, we sold 1,066,667 shares of Series B preferred stock for gross proceeds of $1.6 million.

Cash Requirements

We have various contractual obligations and commercial commitments. The following table sets forth our future contractual obligations and commercial commitments as of December 31, 2005:

	Payments Due by Period
		Less Than	1 to 3	3 to 5
	Total	1 Year	Years	Years	5+ Years
	(in thousands)

Contractual obligations
As of December 31, 2005
Capital (finance) lease obligations	$36	$36	—	—	—
Operating lease obligations	7,309	1,552	$2,940	$2,529	$288
Purchase obligations	2,000	500	1,000	500	—

Total	$9,345	$2,088	$3,940	$3,029	$288

We have entered into various non-cancelable operating lease agreements, with expiration dates through 2011, for office space and computer equipment. Some of these leases have free or escalating rent payment provisions. We recognize rent expense under these leases on a straight-line basis. Our purchase obligations as of December 31, 2005 represent non-cancelable contractual obligations for equipment and services. The foregoing table does not reflect any contractual obligations and commercial commitments that we entered into after December 31, 2005, including our obligations to make additional acquisition-related payments to Double-Take EMEA’s former stockholders on a monthly basis through December 31, 2007. The payments to the former Double-Take EMEA stockholders are based on purchases under our inter-company distribution agreement with that company, and we estimate that they will aggregate between $10.0 million and $12.0 million.

Pursuant to the terms of our Series B convertible preferred stock, we have a mandatory payment obligation of approximately $10.2 million to the holders of our Series B convertible preferred stock in connection with the conversion of the outstanding shares of our Series B convertible preferred stock immediately before the completion of this offering.

Given our current cash and cash equivalents, our accounts receivable, the expected net proceeds from this offering, available borrowings under our revolving loan agreement and our expectation of continued positive cash flow from operations, we believe that we will have sufficient liquidity to fund our business and meet our contractual obligations over a period beyond the next 12 months. We do not, however, have a plan to fund the redemption of our preferred stock should it be necessary to do so. We may need to raise additional funds in the future, including for acquisitions or investments in complementary businesses or technologies or if we experience operating losses that exceed our expectations. In the event that additional financing is required, we may not be able to obtain it on acceptable terms or at all. Additional sources may include equity and debt financing and other financing arrangements. If we raise additional funds through the issuance of equity or convertible securities, our stockholders may experience dilution. We may not be able to generate sufficient cash flow from operations according to our planned schedule, or to obtain any additional financing arrangements we may require or seek on terms acceptable to us. Any inability by us to generate or obtain the sufficient funds that we may require could limit our ability to increase our revenue or to enhance our profitability.

Off-Balance Sheet Arrangements

As of September 30, 2006, other than our operating leases described above under “— Liquidity and Capital Resources — Cash Requirements,” we do not have off-balance sheet financing arrangements, including any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Qualitative and Quantitative Disclosures About Market Risk

We do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Historically, our exposure to foreign currency exchange rates was limited as our international sales were denominated in the United States dollar. As a result of our acquisition of Double-Take EMEA in May 2006, we now have international sales that are denominated in foreign currencies, and we face exposure to adverse movements in foreign currency exchange rates. Depending on the amount of our revenue generated from Double-Take EMEA, adverse movement in foreign currency exchange rates could have a material adverse impact on our financial results. Our primary exposures are to fluctuations in exchange rates for the United States dollar versus the Euro and to a lesser extent, the United States dollar versus the British Pound. Changes in currency exchange rates could adversely affect our reported revenue and could require us to reduce our prices to remain competitive in foreign markets, which could also materially adversely affect our results of operations. We have not historically hedged exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated gains or losses.

Exchange Rate Information

The consolidated financial statements of Double-Take EMEA that are set forth in this prospectus are denominated in Euros. The table below shows the average noon buying rate of a Euro from 2004 through September 30, 2006 and the actual noon buying rate as of December 31, 2004, December 31, 2005 and September 30, 2006. As used in this prospectus, the term “noon buying rate” refers to the rate of exchange for the Euro, expressed in U.S. dollars per Euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies.

Period	Average Rate(1)

Year ended December 31, 2004	$1.2478
Year ended December 31, 2005	$1.2400
Three Months ended March 31, 2006	$1.2033
Six Months ended June 30, 2006	$1.2309
Nine Months ended September 30, 2006	$1.2453
January 1, 2006 through May 23, 2006	$1.2206
May 24, 2006 through June 30, 2006	$1.2685
July 1, 2006 through September 30, 2006	$1.2741

As of	Actual Rate

December 31, 2004	$1.3538
December 31, 2005	$1.1842
March 31, 2006	$1.2139
June 30, 2006	$1.2779
September 30, 2006	$1.2687

(1)	The average of the noon buying rate for a Euro on the last business day of each month during the period.

BUSINESS

Overview

Double-Take Software develops, sells and supports affordable software that reduces downtime and protects data for business-critical systems. We believe that we are the leading supplier of replication software for Microsoft server environments and that our business is distinguished by our focus on software license sales, our productive distribution network and our efficient services infrastructure. Organizations of all sizes increasingly rely on application systems and stored electronic data to conduct business, new regulations have increased data protection requirements for businesses in many industries, and threats of business disruptions from events such as 9/11 and Hurricane Katrina are causing more organizations to re-examine their data and server recovery strategies. Our software responds to these needs by continuously replicating changes made to application data on a primary operating server to a duplicate server located on- or off-site. Because the duplicate server can commence operating in place of the primary server at almost any time, our software facilitates rapid failover and application recovery in the event of a disaster or other service interruption.

Our success has been driven in large part by our software technology, which was first released in 1995 and has been enhanced by years of customer feedback. Residing on the server operating system, our software continuously monitors and captures file system activity. Intercepting file system changes enables our software to replicate only those changes that are being written to files. Our hardware- and application-independent software efficiently protects data created by any application on almost any type or brand of disk storage on any brand of server running Windows file systems.

We sell our software through multiple channels, including a global distribution network that is supported by an experienced direct sales force. Our distribution partners include leading server manufacturers, such as Dell Computer Corporation and Hewlett-Packard Company, leading distributors, such as Bell Microproducts Inc. and Tech Data Corporation, and over 120 value-added resellers that we believe are generally well-connected with small- and medium-sized enterprises. Our direct sales force augments the revenue generated by our distribution partners and actively supports them in their third-party sales efforts.

Our broad distribution network, coupled with affordable price points, feature-rich proven software, modest implementation costs and dependable support, makes our software accessible and scalable from small enterprises of 20 people to Fortune 500 companies. As of September 30, 2006, our customer base of more than 10,000 organizations included over half of the Fortune 500 companies, as well as a large number of law firms, financial institutions, hospitals, school districts and government entities. We believe that we have a highly satisfied customer base. Many of our customers provide references that help us to generate new sales opportunities and to shorten sales cycles. Our sales personnel often enlist the assistance of satisfied customers to recommend our software to potential customers in similar industries or that have similar applications or server configurations. The breadth and diversity of our customers frequently allows us to refer to a similar configuration when making a new sale. The satisfaction of our customer base also contributes to reduced support costs.

Market Opportunity

The storage replication market is large and growing. In 2006, International Data Corp., or IDC, a market research firm, estimated that the worldwide storage replication software market would grow from $2.1 billion in sales in 2005 to $4.2 billion in 2010, representing a compound annual growth rate of approximately 15%. IDC further estimated in its Worldwide Storage Replication Software 2006-2010 Forecast, Mar 2006 Doc #200998, that sales in the Windows server sub-segment of this market, which our software currently addresses, would increase at a compound annual growth rate of approximately 25%, from $310 million in 2005 to $940 million in 2010. In addition, we believe that our software is particularly attractive to businesses in the small-and medium-sized enterprise information technology market, which we believe has been growing at a faster rate than the large enterprise information technology market.

Critical Need for Data and Application Availability.  The importance of recovery solutions for files, data and applications has grown as organizations increase their reliance on digital data for their businesses and critical processes. For many organizations, it is no longer possible to conduct business without access to key applications, such as email and other enterprise applications, and the information they provide. As a result, server, storage or site failures have the capacity to bring business operations to a halt until the server, application and up-to-date data are recovered and made available to users. This downtime and any associated data loss can have a high, perhaps unacceptable, cost, including lost revenue, decreased productivity and unsatisfactory customer relations. Problems with information availability and reliability can be extremely visible and potentially a competitive differentiator for many businesses, particularly for those businesses that share information with their partners and customers. Recent disasters, including Hurricane Katrina and 9/11, created critical data availability problems for many businesses and increased the awareness of the need for prompt and reliable data and application recovery. We believe that these factors are causing organizations to re-evaluate the amount of downtime and data loss that they are willing or able to tolerate, as well as the type of disruptions they must anticipate.

Limitations of Traditional Data Protection Systems.  We believe that many organizations using traditional data protection systems continue to face critical data recovery problems. Recovery of data, files and applications historically has been a time-consuming and error-prone process in which data is stored to tape backup or other media and then retrieved in the event of a system failure. It can take hours or even days to resume operations. Before user access to applications and data can be restored, administrators must rebuild existing servers or acquire replacement servers, re-install and configure the operating systems, applications and the remainder of the network computing environment and, finally, reload the data from the backup tape or off-site servers. We believe that organizations can no longer afford to wait for days until off-site servers or backup tapes are made available. Even where a continuously updated, off-site backup is available, time delays in the recovery process keep organizations from functioning efficiently when the backup is needed.

Traditional solutions that protect data only on a scheduled or periodic basis leave critical data unprotected between cycles and put significant loads on servers when they are running. Other solutions designed to assure that sufficient backup of data occurs require organizations to procure expensive, proprietary hardware. Server and storage consolidation and infrastructure virtualization can save organizations money on acquisition and management costs but magnify these availability challenges, as a single failure can impact an even greater number of users and information technology services.

Limitations of More Recent Solutions.  To address the problems associated with traditional data protection systems, enterprises have looked to a number of potential solutions, such as server clustering and hardware disk mirroring. These solutions, in turn, have resulted in a number of their own limitations, including the following:

•	Complexity. The lack of complete, integrated solutions have forced some enterprises to try to develop specialized skills to integrate and manage piecemeal solutions. For example, some organizations have explored complex server clustering solutions to reduce downtime caused by application and server hardware failure, but have often found those solutions only provided redundancy for server hardware and did not protect against storage or site level disasters. These solutions generally are customized to a specific server environment and require complex alterations before they can be applied in other environments.

•	Cost. Many organizations have considered or tried existing solutions that are overly expensive as a result of their complexity or because of costly technologies. For example, some organizations have developed proprietary hardware disk mirroring solutions that require costly dedicated high speed links to provide off-site data redundancy, but have found that those solutions generally only protect the stored data and require them to recover servers’ operating systems and applications separately. This generally results in significant downtime in the event of a disaster or other service interruption, as well as additional expenditures to recover the affected operating systems and applications.

•	Inflexibility and Inability to Scale. Many available solutions are not flexible, meaning they are designed to work with a limited number of applications or storage architectures. Similarly, many available solutions are not scalable, meaning that they cannot efficiently capture changes, optimize data transmissions or distinguish files and changes that need to be replicated from those that do not contain important information.

Although some of these recent solutions may be combined to address most or all of an organization’s requirements, the resulting architecture often is complex to manage, expensive and may still leave significant gaps in protection.

We believe that companies will continue to experience these problems while they also experience exponential growth in the volume of business-critical data. As a result, we expect that the market opportunity for a cost-effective, scalable and flexible solution for replicating this data is significant and will continue to expand.

Double-Take Advantages

By combining efficient, continuous, remote and local data replication with the ability to monitor and quickly switch critical applications to alternate servers, we believe that we have designed our software to provide an affordable, easy to implement and scalable approach to reduce downtime and enhance data recovery for business-critical applications.

Our software provides organizations ranging from small enterprises to Fortune 500 companies with data and system recovery solutions that we believe meet their needs by providing the following:

•	Fast and Reliable Data Recovery. Our software provides fast recovery for the server and application itself, creating a server ready to take over substantially on command and provide rapid access or failover to the replicated data to meet the new availability requirements of business-critical applications, such as Microsoft Exchange Server, SQL Server, SharePoint Server and Oracle Database. This avoids the time required to rebuild or mount a replicated disk data volume as required by some other approaches.

•	Simple and Affordable Software. Our software can be easily installed on new or existing file or application servers, can work with most existing storage and network infrastructure and is hardware and application independent. This makes it possible to install and begin protecting an existing server easily and quickly and makes the solution more cost effective than some other approaches. Once installed, our application recovery tools automate failover and user redirection. In addition to being easy to deploy, with a median selling price of approximately $4,000, our software is affordable for a wide variety of organizations.

•	Flexible and Scalable Software. Our software offers flexibility and scalability. Flexibility means software that is optimized to work with a variety of key applications within the Windows server environment and almost any type of storage architecture from almost any mix of vendors. Scalability means not only efficiently capturing changes and optimizing data transmission, but being able to control which files and which changes need to be replicated, rather than blindly copying disk block changes. Our software offers enterprise solutions that are easily deployed and centrally managed across any number of machines, including across “virtual machines” partitioned with software such as VMware.

•	Continuous Backup of Data. Our software minimizes or eliminates data loss by continuously and efficiently replicating data changes to one or more protected, local or remote locations. Even open applications and files can be mirrored and changes replicated, which enables our software to protect 24x7 applications, such as email and databases, without shutting down the application or affecting users.

•	Efficient, Optimized Protection. Software running on the server operating system has the advantage of capturing the exact changes an application is generating before those changes are abstracted into generic “disk blocks.” This allows for “intelligent protection” — our software can distinguish between a new email being sent to an Exchange mailbox that needs to be immediately replicated versus a temporary file that does not need to be protected. Because the cost of network bandwidth to transmit changes to a remote site can be a measurable part of the ongoing solution cost, efficiently transmitting the minimum amount of data to maintain protection is a significant architectural advantage.

•	Significant Expertise and Experience. Our software incorporates our years of experience protecting critical Windows servers and applications like Exchange Server, SQL Server, SharePoint Server and Oracle Database. Although market dynamics have rewarded us for focusing on the Windows server environment to date, we anticipate that we can apply our technology in other server environments to the extent market dynamics shift.

Our Strategy

Our goal is to provide affordable software that will reduce our customers’ downtime for business-critical systems to as close to zero as possible and offer effective protection and recovery for less critical systems. In striving for this goal, we seek to be the leading provider of software for application availability and data protection. We are pursuing the following key initiatives:

•	Expand our Customer Base within our Current Markets. We plan to gain additional customers in the markets we currently serve by expanding our distribution network to reach more customers and by leveraging our existing customer base. We believe our customers are very satisfied and will continue to provide references across multiple industries, multiple configurations and multiple applications. In addition, we plan to continue to offer enhancements to our current software to broaden its appeal.

•	Cross-sell Existing and New Software to our Customer Base. We plan to sell software for additional applications to our current customers and believe that many of our existing customers will acquire more licenses to the software that they are already using. We also believe that a large majority of our customers will renew in the future because of their satisfaction with our software and customer support. We plan to offer new software that complements our existing software and applications and achieves additional customer objectives. For example, in February 2006, we introduced a new software line for virtual servers and have already sold it to some existing customers. We expect that our new offerings primarily will be developed internally, but we anticipate that we may in some instances hire third-party developers to develop software on our behalf or acquire new offerings through strategic transactions.

•	Enter New Markets. We plan to enter into new markets and grow our presence in markets where we currently have a small presence. We expect to do this through expansion of our channel by creating or expanding relationships with partners that serve different markets. We also plan to continue to grow our presence in the larger enterprise market by leveraging our supportive customer base. We believe that small- and medium-sized enterprises frequently lead in the adoption of cost effective technology solutions out of necessity and that large institutions follow by replacing more expensive solutions with cost effective solutions. We have seen organizations in the larger enterprise market adopt our software, and we expect this trend to continue.

•	Expand Globally. We believe that the market potential outside the United States is at least as large as the market within and offers us significant growth potential. We plan to extend our global reach though the expansion of our direct and channel sales efforts and through strategic acquisitions. For example, we recently acquired our main European distributor, Sunbelt System Software S.A.S., which is now known as Double-Take Software S.A.S., or Double-Take EMEA, with offices in France, the United Kingdom and Belgium. We also work closely with Hewlett-Packard, which has a strong international presence and is our largest OEM, and we plan to continue our increased focus and sales support on international sales.

•	Continue to Innovate. We plan to continue to focus on enhancing our existing software and to develop new, innovative software. For example, we recently released front-end application managers for Microsoft Exchange Server and Microsoft SQL server (Double-Take Application Manager) to facilitate the protection of Exchange and SQL servers, and we plan to offer additional front-end managers for other applications in the future. We believe that software innovations will also help us to expand our addressable market, and we have software in the development pipeline that we expect will help us to scale up to serve larger entities and to scale down to serve even smaller enterprises. For example, we have recently released software for support of Microsoft’s Small Business Server and have announced a partnership with another company that will allow us to restore whole servers (so-called “Bare Metal Restore”). We also plan to continue to monitor market dynamics and to prepare to apply our technology to other server operating systems to the extent significant market opportunities exist.

Our Software and Services

Software.  Our software provides continuous protection of data to reduce or eliminate data loss, as well as the ability to recover rapidly the application and server needed to utilize that data through automatic or manually initiated failover. This combination of data protection with high availability failover provides significantly higher levels of availability than solutions that address only data protection or that provide local failover clustering but that do not provide data redundancy or protection across multiple locations.

Our software is easily installed on each protected “source” server as well as on each “target” server that will store copies of the protected data and be prepared to take over for the protected server and its applications. This software-based approach provides several important features and benefits:

•	Real-time Byte Level Change Capture. Our file system filtering technology monitors all file input and output (I/O) to files selected for protection and captures changes as they occur, without the overhead of additional disk reads to compare file content. This approach captures only the bytes written to the file system, rather than full files or disk blocks, and allows Double-Take to replicate any application data, including open files such as databases, messaging systems or other transactional applications. As a result, data can be protected continuously with very little system impact or overhead.

•	Storage Architecture Independence. Double-Take can replicate to or from almost any storage type supported by the host operating system. Not only can replication occur between storage types such as Fibre Channel or iSCSI Storage Area Networks and directly attached disks, but source and target disks that have completely different geometries or multiple source volumes can be consolidated onto a single large capacity target volume. As a result, customers can use their existing storage systems and even replicate between storage systems of different types. Only solutions that run along with the applications and replicate logical file system structures can provide this level of flexibility and performance.

•	Integrated Application and Server Availability. Software replicating between servers can easily monitor and failover other functions such as server name, IP addresses or integrated applications between servers. As a result, not only is data protected, but the applications that use that data to provide services to users can be activated quickly and automatically. Double-Take provides application managers for a variety of the business-critical applications that companies rely on to run their businesses.

•	Standards-Based IP Networking Support. Double-Take utilizes standard IP networking for data replication, monitoring and failover, allowing data to be protected and servers to be managed remotely over great distances. In addition to capturing the smallest byte level changes possible, our software is optimized for long-distance, wide-area network communications providing built-in data compression and flow control capabilities, as well as leveraging advanced functionality such as encryption, wide area network optimizations and quality of service controls provided by existing IP infrastructure.

Double-Take Features and Benefits

Feature	Description	Customer Benefit

Continuous, Real-time Data Replication	File system changes are captured as they are made on the source server(s) and transmitted immediately according to system policies.	Potential for data loss is reduced and sometimes eliminated.

Delta File Replication	Only file changes or ‘‘deltas” (not whole files or disk blocks) are captured and transmitted across the network.	The amount of network bandwidth required to keep a secondary copy of data synchronized is minimized, and data can be replicated to a remote target server across any IP connection.

Replicates Open Files	Even open files can be mirrored and changes replicated almost immediately.	Applications can be protected while they are in use providing increased availability and reducing potential for data loss.

Many to One Replication	Data from many source servers may be replicated to a single target server.	Shares the cost of a target server among many source machines, and allows centralized data protection.

Automatic Failover	Can stand in for multiple servers simultaneously; the target server assumes the IP addresses and names of failed servers and restarts applications.	Users can automatically access data on the target server, reducing down-time associated with a source (production) server failure.

File Selection	Users can define which files are to be replicated at a volume, directory, file and wildcard level. The location of data on the target can also be specified.	Allows exact control of which files are replicated and where they are stored for maximum flexibility.

Flow Control	Automatically queues transactions on the source server if network resources are not available or are restricted by policy.	Runs reliably in spite of network disruptions or peak loads, without severely affecting the performance of the source server.

Transmission Limiting	The amount of bandwidth available for replication, as well as start and stop conditions, may be defined by the network administrator.	Allows replication to share a network link with other applications, preserving bandwidth for other applications.

Data Compression	Data transmitted between the source and target may be compressed, using various industry-standard algorithms.	Allows user to minimize the amount of network bandwidth used to protect data, especially in wide area network configurations.

Feature	Description	Customer Benefit

Centralized Enterprise Management	A graphical management interface is provided which can be run from anywhere on the network and allows the user to control all of the servers running our software in their environment.	Allows user to monitor a large number of servers running our software from a single central location, minimizing management costs.

Extensive Reporting/ Verification	An extensive collection of events, alerts and statistics are made available through standard mechanisms, including SNMP, Log Files and Windows NT/ 2000 Event Viewer/ Performance Monitor.	Prevents silent failures by confirming that your data protection systems are working properly.

Software Editions.  Our suite of software has the features and benefits that are described above and is offered in a variety of versions that are aligned to operating system capabilities. Additional versions include those that have been specifically crafted to run within virtual systems and to perform replication only, as well as versions designed to run within Microsoft Cluster Services called GeoCluster. Some versions are also available from OEM partners under different brand names.

Software Products	Supported Systems

Double-Take for Windows — Server Edition	Windows Server 2003 Standard Edition, Windows Server 2003 Web Edition and Windows 2000 Server

Double-Take for Windows — Advanced Edition	Windows Server 2003 Enterprise Edition, Windows 2000 Advanced Server and Windows Powered Appliances

Double-Take for Virtual Systems	Supports up to five Windows guest operating systems running on a single virtual server host

Double-Take for Windows — Datacenter Edition	Windows Server 2003 Datacenter Edition and Windows 2000 Datacenter Server

Double-Take for Windows — Storage Server Edition (SSE)	Windows Storage Server 2003 and Windows Powered NAS devices

Double-Take for Windows — Small Business Server Edition	Windows Small Business Server 2000 Edition and Windows Small Business Server 2003 Edition

GeoCluster for Windows — Advanced Edition	Microsoft Cluster Service (MSCS) that runs on Windows Server 2003 Enterprise Edition and Windows 2000 Advanced Server

GeoCluster for Windows — Datacenter Edition	MSCS that runs on Windows Server 2003 Datacenter Edition and Windows 2000 Datacenter Server

Customer Support Services.  We provide comprehensive customer support, which we consider to be both a critical asset and a source of competitive advantage. We have developed our support organization to be a key differentiator for our company and our customers. Unlike the increasing number of software companies that seek to cut costs attributable to customer support, we have chosen to invest in the customer support experience and take pride in our personal interaction with our customers. We view our customer support function as a means to drive renewals, increase licenses with existing customers and acquire new customers. As part of our focus on customer support, we staff our front line support team with senior technicians with the goal of solving customer issues within the first call. We aim to provide an exceptional post-sales product experience for each customer. We believe this support effort will be scalable as our customer base continues to grow.

Product support is offered on an annual basis and can be either purchased in advance or at annual renewal points based on the date of initial software purchase. We have support centers in London, Paris, Brugge and Indianapolis. In addition to our support organization, primary product support for channel and OEM customers is sometimes provided directly by our partners, and we provide escalated engineering support for those partners when needed.

Deployment Services.  We have a professional services organization to help our customers with large scale and complex deployments. These offerings give our customers access to our best-practices and knowledge of the surrounding infrastructure to ensure a clean implementation. However, we do not consider our professional services to be strategic to our overall direction, and we try to design and build our software with the idea that it should be simple to install and operate without the need for extensive training or associated services. For those clients that meet the scale and complexity requirements, our professional services offerings consist of assessment and design services and implementation and deployment services.

Training.  We provide a series of training courses. Training is provided both on-site and off-site to fit the wide variety of needs of our customers and partners. The training courses include both instructor-led as well as computer-based class formats.

Our Customers

As of September 30, 2006, we had more than 10,000 customers in a variety of industries. Our customers use our software for a variety of purposes in terms of the applications they protect and the configuration of their servers. Our customers deploy our software in installations ranging from two servers to several hundred servers. Our customers include Bank of Montreal, the Boston Celtics, Brattleboro Memorial Hospital, Hatch Mott MacDonald, Hershey Entertainment & Resorts Company, infoUSA Inc., McGuireWoods LLP, MidAmerica Bank, Morgan Stanley, Shorenstein Realty Services, L.P., Suffolk University, The E.W. Scripps Company, The Pentagon, The United States Securities and Exchange Commission, United States Department of Defense and the United States Department of State. Our customers include over half of the Fortune 500 companies, 20 of the 25 largest U.S. law firms in the 2006 The American Lawyer AmLaw 100, over 1,000 financial institutions, over 1,100 hospitals and healthcare service providers and over 1,000 school districts and educational institutions.

Our Technology

Our software is based on flexible and efficient file system replication technology and advanced server and application failover technology. Most client/server applications have not been designed to provide for data redundancy or application failover to a different server or a different geographic location. Consequently, we had to develop solutions outside of standard application frameworks, utilizing different approaches to ensure that business-critical applications can be moved and restarted in different locations in a way that is as fast and transparent to users as possible. Many years of experience across a large installed base have given us a mature base of data protection and availability technologies that we believe represent a significant competitive advantage.

We believe that our patented architecture allows our software to be easily adapted to almost any operating system. The software’s functionality is built into the user-mode components (source and target) of the software, which remain largely consistent across operating systems.

The driver component is responsible for intercepting file system modifications, determining if the modifications are selected for replication and passing this information to the source component. The driver has been optimized to produce high-throughput with minimal resource requirements and to minimize file system latency to the end user.

The source component packages these transactions and transmits them to one or more target machines. The source component queues transactions when the target server or network is either slow or unavailable and uses patented compression techniques to minimize the system overhead required for this queuing. The source component also controls transmission and initial mirroring, as well as verification, replication set maintenance and connection management.

File system transactions are transmitted to the target machine using standard networking mechanisms to provide interoperability between various operating systems and high-throughput. The target component then receives replication transactions from the source component and applies these transactions to the target file system. The target component is multi-threaded to handle efficiently simultaneous transactions from multiple source servers to multiple target files. The target component also monitors the source server’s health and performs server failover (via name, network address and share/mount point aliasing) when the source is unavailable.

Management of our software is supported through various client interfaces, including a Win32 graphical interface, a full-screen text client, and a command-line interface. All client platforms are based on the same set of common application interface commands, and these functions are available to all third-party developers.

Our GeoCluster software combines our core replication technology with the application failover capabilities of Microsoft Cluster Services (MSCS). GeoCluster eliminates the need for clustered nodes to share access to the same physical disk, providing data redundancy and allowing cluster nodes to be placed at different locations, providing geographic redundancy for the cluster nodes as well as the data. With GeoCluster, mission critical data is stored on each cluster node’s local drives and then replicated to the other nodes in the cluster using our patented real-time replication. GeoCluster can also provide quorum capability, acting as an arbitrator for the cluster in the event that the cluster nodes are running but cannot communicate.

Marketing and Sales

We market and sell our software primarily to or through distributors, value-added resellers and OEMs, supported by an inside and field-based direct sales force located in the United States and Europe. Our selling model is based on building a strong distribution network through which customers can purchase the software. To date, we believe that this selling model has created an advantage for us. We currently have more than 130 selling partners within our distribution and value-added reseller program, and we are adding more to this group to meet regional and technology related needs. To support our partners in our sales channels, our sales group has been organized in an overlay format so that our sales teams are working with our partners within any geography to pursue sales jointly.

In addition, our marketing partners complement our sales campaigns through seminars, trade shows and joint advertising. We leverage our customers and partners to provide references and recommendations that we use in our various promotional and sales activities. These partners include Dell Computer Corporation, IBM Corporation, Microsoft Corporation, Hewlett-Packard Company and VMware, Inc.

The goal of our marketing effort is to develop sales opportunities by increasing the awareness of our software’s functionality and business need within our target markets and segments. We plan to continue to invest in building greater Double-Take brand recognition in the United States and internationally through expansion of the use of our brand, public relations programs, interactions with industry analysts, trade shows, web search optimization, regional seminars and speaking engagements.

In 2005, we received approximately 19% of our total revenue from sales of software and services to Dell Computer Corporation, which is the largest reseller of our software and services, approximately 13% of our total revenue from sales of software and services through Sunbelt Software Distribution, Inc., which is a reseller of our software and services, and approximately 17% of our total revenue from sales to Double-Take EMEA, which we acquired in May 2006 and is a distributor of our software and services primarily in Europe, the Middle East and Africa. No other resellers or distributors and no customer accounted for 10% or more of our total revenue in 2005.

Competition

The markets in which we compete are competitive and rapidly changing. Our primary competitors include EMC (Legato), Neverfail, Symantec (Veritas) and CA, Inc. (XOsoft). All of our competitors offer a variety of data protection and recovery solutions, some of which may offer features that we do not offer or have more attractive pricing.

The principal competitive factors in our industry include:

•	technology;

•	price;

•	product functionality and effectiveness;

•	product reliability;

•	product integration;

•	capacity for sales support;

•	scope and quality of customer support;

•	relationships with OEMs; and

•	reputation.

In addition to these factors, we also compete with alternative approaches for data protection and recovery. Alternative approaches include the following technologies:

•	Tape Backup. Tape backup solutions run on a scheduled basis, usually nightly or weekly, backing up all files to tape or scanning for files that have changed since the last backup and copying those files to tape. Full recovery from tape usually requires that the operating system and recovery software first be re-installed and re-configured on identical hardware before the data recovery component can begin. Examples of companies and products in this category include Symantec NetBackup and Backup Exec, IBM Tivoli Storage Manager, CA Brightstor Enterprise Backup, Legato Networker and CommVault Galaxy.

•	Snapshots. Hardware array based and operating system provided snapshots are tools that can reduce the time for recovering data, applications and servers. Snapshots operate on a disk volume basis by copying disk blocks that are about to be overwritten by changes before allowing new blocks to be written to disk. Because many snapshots are just differences from one point in time to another and not full copies of the volume, they are dependent on the survival of the original volume and exist in the same geographic location as the original volume. Therefore snapshots alone do not provide a complete solution, but can be used in conjunction with continuous data replication solutions like Double-Take to address many of the above limitations. Snapshot functionality is usually specific to a particular operating system volume manager or disk storage array. Examples of companies and products in this category include Microsoft Volume Shadow Copy Service, EMC TimeFinder and Snapview.

•	Clustering. Server clustering can improve the availability of data by providing one or more additional servers to resume processing in the event of a hardware or software failure. These systems are expensive, requiring matched server hardware and certified shared disk subsystems. In addition, server clusters are generally restricted to very short distances, making offsite disaster protection difficult. Shared disk clustering systems continue to have a single point of failure in the shared disk subsystem. Examples of companies and products in this category include Microsoft Cluster Service, Symantec Cluster Server, Steeleye LifeKeeper and Legato AutoStart.

•	Remote Disk Mirroring. Disk mirroring is typically implemented as software within a proprietary storage array or as a software driver or appliance between the server and the primary data storage. Changes are captured at the disk block level, with entire blocks of data being mirrored for any size change and any physical changes to the disk such as temporary files or defragmentation causing replication traffic. Typically, an operating system must boot and then “mount” the remotely mirrored drive in order to make the data accessible, which requires the operating system and applications to be installed and correctly configured to use the replicated volume, as well as extensive integrity checks. Examples of companies and products in this category include EMC SRDF and Mirrorview, Symantec Volume Replicator, FalconStorIPStor, DataCore SANmelody and Hitachi TrueCopy.

•	Continuous Data Protection (CDP). Although we have been providing continuous protection of data in our software for over 10 years, some new vendors have attempted to redefine this term to refer to solutions that capture and store a sequenced log of I/O changes or otherwise allow a data set to be recovered by “rolling back” to a previous point in time. These solutions typically focus exclusively on the data “rollback” aspects and do not consider the need to recover servers and applications as well as data in order to resume providing services to users. Examples of companies and products in this category include Revivio CPS, Mendocino Software RecoveryONE, TimeSpring TimeData, Kashya KBX5000 Data Protection Platform and Microsoft Data Protection Manager.

In addition, our software competes with companies that also use host-based asynchronous replication, which relies on software running on the host operating system to intercept small changes being made to files as those changes are made. In addition to our products, examples of products that use host-based asynchronous replication include Symantec Replication Exec, Legato Replistor, Neverfail and XOsoft WANSync.

Some of our competitors have greater financial, technical, sales, marketing and other resources than we do, as well as greater name recognition and a larger overall customer base for their products. Additionally, some of these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with our software. As this market continues to develop, a number of companies with greater resources than ours could attempt to enter the market or increase their presence in this market by acquiring or forming strategic alliances with our competitors or business partners or by introducing their own competing products.

Our success will depend on our ability to adapt to these competing forces, to develop more advanced products more rapidly and less expensively than our competitors, to continue to develop a global sales and support network and to educate potential customers about the benefits of using our software rather than our competitors’ products. Our competitors could introduce products with superior features, scalability and functionality at lower prices than our software. In addition, some of our customers and potential customers may buy other software or services from our competitors, and to the extent that they prefer to consolidate their software purchasing from fewer vendors, may choose not to continue to purchase our software and support services.

We expect additional competition from other established and emerging companies. Increased competition could result in price reductions, reduced gross margins and loss of market share, any of which could harm our business.

Research and Development

Our successful software is a result of our significant investment in product development for over 10 years. Our development team has specific core competencies in Windows development including drivers, file systems, storage, clustering, networking and applications such as Exchange, SQL Server, Oracle Database and SharePoint server. Our developers average 10 years of experience and our testers average 8 1/2 years of experience. Our engineering organization, located in Indianapolis, Indiana, is responsible for product development, quality assurance, product management and documentation.

Intellectual Property

Our success as a company depends upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

We have been granted two United States patents relating to our Real Time Backup System which is a component of all of our products. The granted United States patents will expire in October 2015. These patents and, to the extent any future patents are issued, may be contested, circumvented or invalidated over the course of our business, and we may not be able to prevent third-parties from infringing these patents. Therefore, the exact effect of having patents cannot be predicted with certainty.

Furthermore, we have registered the Double-Take® and GeoCluster® trademarks in the United States and have applied for registration for a variety of other trademarks including Balancetm, Double-Take for Virtual Systemstm and Double-Take for Virtual Serverstm. A third party may contest the registration of our trademark applications or may bring a claim for infringement of any of our registered or non-registered trademarks.

Employees

As of October 31, 2006, we had 296 employees in offices across the United States, Europe and Canada. None of our employees are represented by labor unions, and we consider our current employee relations to be good.

Facilities

We maintain office space in Southborough, Massachusetts, Hoboken, New Jersey, and Indianapolis, Indiana, where we have our development operations and principal call center. We have 45,429 square feet of office space in Indianapolis pursuant to a lease that expires in 2010. We also maintain sales offices in multiple locations worldwide. We believe that our current facilities are suitable and adequate to meet our current needs, and we intend to add new facilities or expand existing facilities as we add employees.

Legal Proceedings

From time to time, we have been and may be involved in various legal proceedings. We currently have no material legal proceedings pending.

MANAGEMENT

Directors and Executive Officers

The table below shows information about our directors and executive officers as of October 31, 2006:

Name	Age	Position

Dean Goodermote	53	President, Chief Executive Officer and Chairman of the Board of Directors
Robert L. Beeler	41	Vice President of Engineering
David J. Demlow	39	Chief Technology Officer
S. Craig Huke	44	Chief Financial Officer
Daniel M. Jones	39	Vice President of Sales and Marketing
Michael Lesh	62	Vice President of Professional Services and Support
Jo Murciano	55	Vice President of EMEA and President of Double-Take EMEA
Paul Birch	48	Director
Ashoke (Bobby) Goswami	43	Director
John B. Landry	59	Director
Laura L. Witt	38	Director
John W. Young	54	Director

Dean Goodermote joined Double-Take Software in March of 2005 as President, Chief Executive Officer and Chairman of the board of directors. Since July 2004 he has also served as Chief Executive Officer of Grid-Analytics LLC, a concept-stage company he founded focused on aggregated research. From September 2001 to March 2005, Mr. Goodermote served as a Venture Partner of ABS Capital Partners. From September 2000 to August 2001, Mr. Goodermote was Chairman and Chief Executive Officer of Clinsoft Corporation, a developer of software for clinical research. From 1997 to August 2001, Mr. Goodermote was Chairman and President of Domain Solutions Corporation, a software developer for enterprise applications and the parent of Clinsoft. From May 2000 until December 2001, Mr. Goodermote founded and was Chief Executive Officer and then the Chairman of IPWorks, Inc., a developer of internet address management software. From August 1996 to May 2000, Mr. Goodermote was Chief Executive Officer and President of Process Software Corporation, a developer of Internetworking software. From August 1986 to February 1997, Mr. Goodermote served in various positions, including eventually President and Chairman, of Project Software and Development Corporation, now known as MRO Software, Inc., a provider of software-based asset and service management solutions.

Robert L. Beeler joined Double-Take Software in July 1995 as Vice President of Engineering. From 1996 to 2001, Mr. Beeler served as a member of our board of directors. From July 1991 to July 1995, Mr. Beeler served as Project Manager, Project Engineer and System/Software Engineer at the Naval Air Warfare Center, where he supervised and provided technical leadership to a development team in support of the Navy Airborne Electronic Warfare Platform. From 1988 to 1991, Mr. Beeler served as a Software Developer for National Field Service Inc.

David J. Demlow joined Double-Take Software in 1997 as Vice President of Product Management and, since January 2005, has served as our Chief Technology Officer. From 1991 to 1997, Mr. Demlow held the following positions at Seagate Software: 1994 to 1997, Senior Product Manager, Enterprise Storage Management; 1993 to 1994, Systems Engineer, Sales and Channel Support; 1991 to 1993, Account Rep, Direct and Channel Sales. From 1990 to 1991, Mr. Demlow served as a Sales Manager at Business Technology Associates, Inc.

S. Craig Huke joined Double-Take Software in June 2003 as Chief Financial Officer. From May 2001 to May 2003, Mr. Huke served as Chief Financial Officer for Apogee Networks Systems and Consulting LLC, Inc., a privately held software company specializing in network cost visibility and containment. From April 1999 to May 2001, Mr. Huke served as Chief Financial Officer at Bluestone Software, Inc., an Internet infrastructure software company. From April 1998 to April 1999, Mr. Huke served as Vice President, Finance at Metronet Communications Corp., a communications company. From

November 1994 to April 1998, Mr. Huke held the following positions at Seer Technologies, Inc., a software development company: September 1997 to April 1998, Vice President & Corporate Controller; November 1996 to September 1997, Corporate Controller; November 1995 to November 1996, Director of Financial Reporting and Analysis; and November 1994 to November 1995, Manager of Financial Reporting and Analysis.

Daniel M. Jones joined Double-Take Software in October 2001 as Eastern Region Sales Director and, since May 2005, has served as our Vice President of Sales and Marketing. From January 2000 to October 2001, Mr. Jones served as National Director of Sales at StorageNetworks, a provider of data storage software services to major and global businesses. From January 1998 to January 2000, Mr. Jones served as Vice President of North American Sales of Net-tel Inc., a provider of internet protocol data and voice services. From June 1996 to December 1997, Mr. Jones served as Director of Sales at MidCom Communications Inc., a facility-based telecommunications company. From February 1991 to June 1996, Mr. Jones held the following positions at ALLNET/Frontier Communications: May 1993 to June 1996, Area Manager, July 1992 to May 1993, District Manager; and July 1991 to July 1992, Sales Representative.

Michael Lesh joined Double-Take Software in June of 2001 as Vice President of Professional Services and Support. From October 2000 to June 2001, Mr. Lesh served as Director, Professional Services at Openpages, Inc., a provider of enterprise compliance management software. From February 1973 to October 2000, Mr. Lesh held the following positions at Data General, a division of EMC Corporation: January 1998 to October 2000, Director, Professional Services; February 1996 to January 1998, Director, Eastern Operations Professional Services; March 1995 to February 1996, Director, Technology Deployment Services; March 1990 to March 1995, Manager, Northeast Professional Services; and May 1984 to March 1990, Manager, Regional Systems Engineering.

Jo Murciano joined Double-Take Software in May 2006 as Vice President of EMEA and President of Double-Take EMEA. Mr. Murciano is also Chief Executive Officer and a director of Sunbelt Software Distribution, Inc., one of our resellers, which he joined in 1994. From October 1983 until May 2006, Mr. Murciano served as Chairman of Sunbelt System Software S.A.S., a software distributor that he founded in 1983 and which we acquired in May 2006. From September 1982 to October 2000, Mr. Murciano served as Chief Executive Officer of RMH Group, a provider of development and communication tools for the IBM AS/400 market that Mr. Murciano founded in 1982.

Paul Birch has served on the board of directors of Double-Take Software since September 2006. Mr. Birch has been a private investor and business owner since August 2003. From September 2000 to July 2003, Mr. Birch served in numerous capacities of GEAC, Inc., most recently as the President, Chief Executive Officer and a Director, and as the Chief Operating Officer, Chief Financial Officer and President, prior to that. From March 2000 to July 2001, Mr. Birch was the Chief Operating Officer, Chief Financial Officer, Treasurer and a Director of Escher Group, Ltd. From February 1991 to February 2000, Mr. Birch was the Chief Financial Officer, Treasurer and a Director of MRO Software, Inc. From November 1985 to February 1991 Mr. Birch served as a Tax Manager at PriceWaterhouseCoopers LLP, and as a Tax Manager with Arthur Anderson & Co. from 1980 to October 1985.

Ashoke (Bobby) Goswami has served on the board of directors of Double-Take Software since 2002. Mr. Goswami is a general partner of ABS Capital Partners, a private equity firm that he joined in 2001. Prior to joining ABS Capital Partners, Mr. Goswami served as an investment banker with Alex. Brown, Merrill Lynch and Goldman Sachs. Previously, Mr. Goswami spent four years in the systems practice at Andersen Consulting.

John B. Landry has served on the board of directors of Double-Take Software since September 2006. Mr. Landry has been Chief Technology Officer and Chairman of the Board of Directors of Adesso Systems, Inc., a provider of mobile enterprise software and services, since January 2001. From January 2002 to July 2003, Mr. Landry served as the founder, Chairman and Chief Technology Officer of Adjoin Solutions, Inc. From February 1999 to June 2000, he was Chief Technology Officer and Chairman of the Board of Directors of AnyDay.com, Inc. From August 1995 to December 2000, Mr. Landry served as Vice President of Technology Strategy of International Business Machines Corporation. Prior to joining International Business Machines Corporation, Mr. Landry served as Senior Vice President, Development and Chief Technology Officer of Lotus and as a Senior Vice President and Chief Technology Officer at Dun &

Bradstreet, Cullinet Software, Distribution Management Systems, and McCormack & Dodge. Mr. Landry currently serves as a Trustee of Babson College and on the board of directors of Unica Corporation.

Laura L. Witt has served on the board of directors of Double-Take Software since 2002. Ms. Witt is a general partner of ABS Capital Partners, a private equity firm that she joined in 1997. Prior to joining ABS Capital Partners, Ms. Witt served as a consultant with Monitor Company Group LP and with Oliver Wyman & Company, both strategy consulting firms. She currently serves as a director of Familymeds Group, Inc.

John W. Young has served on the board of directors of Double-Take Software since June 2003. Mr. Young served as Executive Vice President, Products & Technology for MRO Software, Inc. from 1998 until it was acquired by International Business Machines Corporation in October 2006 and has since served as Vice President of Tivoli Maximo Products & Technology, a division of International Business Machines Corporation. From 1995 to 1998 he served as Vice President of Research and Development at MRO Software and from 1992 to 1995 he was Director of Product Management at MRO Software. From 1988 to 1992, Mr. Young served as Vice President of Sales for Comac Systems Corporation, an application software company.

Membership of the Board of Directors

Our board of directors currently consists of four directors. Nominees for director are elected for a term of one year. Each of our directors was appointed to our board of directors pursuant to a stockholders’ agreement. For additional information concerning the stockholders’ agreement, which will terminate upon the closing of this offering, see “Certain Relationships and Related Transactions — Series B Convertible Preferred Stock and Series C Convertible Preferred Stock — Amended and Restated Stockholders’ Agreement.”

Board Committees

The board of directors has a standing audit committee, a standing compensation committee and a standing nominating and corporate governance committee.

Audit Committee.  The audit committee is responsible, among its other duties and responsibilities, for engaging, overseeing, evaluating and replacing our independent registered public accounting firm, pre-approving all audit and non-audit services by that firm, reviewing the scope of the audit plan and the results of each audit with management and our independent registered public accounting firm, reviewing the internal audit function, reviewing the adequacy of our system of internal accounting controls and disclosure controls and procedures, reviewing the financial statements and related financial information we will include in our SEC filings, and exercising oversight with respect to our code of conduct and other policies and procedures regarding adherence with legal requirements. The members of our audit committee are Mr. Birch, who serves as chair of the committee, and Messrs. Goswami, Landry and Young. Both Mr. Birch and Mr. Goswami are “audit committee financial experts,” as that term is currently defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. Subject to The NASDAQ Stock Market’s transition rules, we believe that the composition of our audit committee will meet the requirements for independence under the listing standards of The NASDAQ Stock Market and SEC rules within a year following this offering.

Compensation Committee.  The compensation committee is responsible, among its other duties and responsibilities, for establishing the compensation and benefits of our executive officers and other key employees, monitoring compensation arrangements applicable to management employees for consistency with corporate objectives and stockholders’ interests, and administering our stock incentive plans. The members of our compensation committee are Ms. Witt, who serves as chair of the committee, and Messrs. Landry and Young.

Nominating and Corporate Governance Committee.  The nominating and corporate governance committee is responsible for recommending candidates for election to the board of directors. The committee is also responsible, among its other duties and responsibilities, for making recommendations to the board of directors or otherwise acting with respect to corporate governance matters, including board size and membership qualifications, recommendations with respect to director resignations tendered in the event a director fails to achieve a majority of votes cast in favor of his or her election, new director orientation, committee structure and membership, non-employee director compensation, succession planning for officers and key executives, and communications with stockholders. The members of our nominating and corporate governance committee are Mr. Goswami, who serves as chair of the committee, Mr. Birch and Ms. Witt.

Director Compensation

Directors who are not our employees receive annual fees of $14,000, fees of $2,000 for each board or committee meeting attended in person and fees of $1,000 for each board or committee meeting attended by conference telephone. The chair of the audit committee will receive an additional annual fee of $5,000.  All such fees will be paid in cash. Directors who are our employees will receive no fees for their services on the board of directors. All directors are entitled to reimbursement for their reasonable out-of-pocket travel expenditures.

Each non-employee director who joins our board will be entitled to receive 25,000 options to purchase shares of common stock upon that director’s initial election or appointment to the board of directors. In addition, each non-employee director will be entitled to receive annual grants of options to purchase 12,500 shares of common stock. All options granted as fees to our non-employee directors will be issued under our 2006 Incentive Plan.

Mr. Goswami and Ms. Witt, who are general partners of ABS Capital Partners, have waived receipt of compensation for board service.

Executive Compensation

The following summary compensation table shows the compensation paid for 2005 to our chief executive officer, one other individual who served as our chief executive officer during a portion of 2005, and to each of our other four most highly compensated executive officers for 2005. We sometimes refer to these executive officers in this prospectus as the “named executive officers.”

						Long Term
	Annual					Compensation
	Compensation					Securities
				Other Annual		Underlying	All Other
	Salary	Bonus		Compensation		Options	Compensation
Name and Principal Position	($)	($)		($)		(#)	($)

Dean Goodermote(1)	$249,771	$15,000		—		380,182	—
President, Chief Executive Officer and Chairman of the Board of Directors
Donald E. Beeler, Jr.(2)	$78,352	$41,498	(3)	—		6,637	—
Former Chief Executive Officer
S. Craig Huke	$197,917	$165,573	(4)	$73,852	(5)	122,070	—
Chief Financial Officer
Daniel M. Jones	$150,000	$95,963	(6)	$257,520	(7)	164,915	—
Vice President of Sales and Marketing
David Demlow	$160,000	$112,458	(8)	—		3,975	—
Chief Technology Officer
Robert Beeler	$160,000	$110,778	(9)	—		4,839	—
Vice President of Engineering

(1)	Mr. Goodermote was appointed as our President, Chief Executive Officer and Chairman effective March 22, 2005.

(2)	Mr. Beeler ceased to serve as our Chief Executive Officer effective March 21, 2005. Pursuant to a consulting agreement entered into by us and Mr. Beeler at that time, we paid him $206,250 in 2005.

(3)	$13,833 of the amount shown represents amounts payable in shares of our Series C convertible preferred stock, valued at $0.98 per share, pursuant to our executive bonus program. After withholding to satisfy tax obligations of the executive, 8,166 shares of Series C convertible preferred stock were issued.

(4)	$46,858 of the amount shown represents amounts payable in shares of our Series C convertible preferred stock, valued at $0.98 per share, pursuant to our executive bonus program. After withholding to satisfy tax obligations of the executive, 28,407 shares of Series C convertible preferred stock were issued.

(5)	Including amounts reimbursed as moving expenses.

(6)	$34,789 of the amount shown represents amounts payable in shares of our Series C convertible preferred stock, valued at $0.98 per share, pursuant to our executive bonus program. After withholding to satisfy tax obligations of the executive, 20,147 shares of Series C convertible preferred stock were issued.

(7)	Represents commissions of $257,520 paid to Mr. Jones pursuant to our sales compensation plan.

(8)	$37,486 of the amount shown represents amounts payable in shares of our Series C convertible preferred stock, valued at $0.98 per share, pursuant to our executive bonus program. After withholding to satisfy tax obligations of the executive, 22,732 shares of Series C convertible preferred stock were issued.

(9)	Of the amount shown, $36,926 represents amounts payable in shares of our Series C convertible preferred stock, valued at $0.98 per share, pursuant to our executive bonus program. After withholding to satisfy tax obligations of the executive, 22,288 shares of Series C convertible preferred stock were issued.

Stock Option Grants in Last Fiscal Year

The following table sets forth information concerning all stock options granted during 2005 to the named executive officers:

					Potential Realizable
	Individual Grants				Value at Assumed
		Percent of Total			Annual Rates of
	Number of	Options Granted	Exercise		Stock Price Appreciation for
	Shares Underlying	to Employees in	Price	Expiration	Option Term(2)
	Options Granted (#)(1)	Fiscal Year	($/Share)	Date	5%	10%

Dean Goodermote	380,182	46.0%	$1.52	3/22/2015	$159,552	$352,568
Donald E. Beeler, Jr.	6,636	0.8%	$1.52	1/1/2015	$2,785	$6,155
S. Craig Huke	122,070	14.8%	$1.52	2/2/2015	$51,230	$113,204
Daniel M. Jones	164,914	19.9%	$1.52	2/2/2015	$69,210	$152,936
David Demlow	3,975	0.5%	$1.52	1/1/2015	$1,668	$3,687
Robert Beeler	4,839	0.6%	$1.52	1/1/2015	$2,031	$4,488

(1)	These options were granted pursuant to our 2003 Employee Stock Option Plan. Upon the consummation of this offering, 100% of Mr. Goodermote’s option to purchase 380,182 shares and 25% of all other options Mr. Goodermote holds will vest in full. Each of the awards for the other named executive officers vests in equal quarterly amounts over four years from the date of grant.

(2)	Pursuant to SEC rules, these columns show gains that might exist for the options over the term of the options at 5% and 10% annual compounded appreciation in the stock price. These are assumed rates of appreciation prescribed the SEC rules and are not intended to forecast future appreciation of our common stock. The potential realizable values at 5% and 10% appreciation are calculated by using the fair value at the date of grant, in each case as determined by our board of directors as of the date of grant, and assuming that the per share price appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. Actual gains, if any, on option exercises and share holdings are dependent on the future performance of our stock price. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock-Based Compensation” for a discussion of additional information on the calculation of the fair market value of stock-based compensation.

Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information regarding exercises of options to purchase common stock by the named executive officers during 2005 and the value of all unexercised options held at December 31, 2005:

			Number of
	Number of		Shares Underlying		Value of Unexercised
	Shares Acquired		Unexercised Options at		In-the-Money Options at
	on	Value	December 31, 2005		December 31, 2005 ($)(1)
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Dean Goodermote	—	—	—	380,182	—	$3,224,329
Donald E. Beeler, Jr.	—	—	322,152	169,042	$1,954,933	$1,529,875
S. Craig Huke	—	—	58,321	176,931	$515,457	$1,546,266
Daniel M. Jones	—	—	54,665	138,778	$205,789	$1,179,785
David Demlow	—	—	59,962	121,371	$523,964	$1,098,811
Robert Beeler	—	—	82,638	122,558	$537,576	$1,109,170

(1)	Represents the difference between the exercise price and the fair market value of our common stock on December 31, 2005, which we have assumed solely for this purpose is $10.00 per share, which is the midpoint of the range we show on the cover page of this prospectus. For additional information on the calculation of the fair market value of stock-based compensation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock-Based Compensation.”

Employment, Severance and Related Agreements

Employment Terms for Dean Goodermote.  In August 2006, we entered into an employment agreement with Mr. Goodermote setting forth the terms of his employment, which employment agreement amended and restated an agreement dated March 22, 2005, entered into in connection with the commencement of his employment. Pursuant to the current employment agreement, upon the consummation of this offering, Mr. Goodermote is entitled to receive a grant of shares of our common stock equivalent to 1.45% of the fully diluted shares of our common stock outstanding immediately prior to this offering, which assuming the grant was made on October 31, 2006 would be a grant of 266,871 shares in the aggregate. These shares will be fully vested upon grant and will be granted under our 2006 Omnibus Incentive Plan. In order to satisfy certain tax withholding obligations, 73,393 of these shares are expected to be withheld from the grant and returned to the status of authorized but unissued shares.

On March 22, 2005 Mr. Goodermote was granted stock options to acquire 380,182 shares of our common stock with 25% vesting on the one year anniversary of the start of his employment and with the remainder vesting in equal quarterly installments over the following three years, and he received a grant of stock options on the first anniversary of the start of his employment to acquire 152,073 shares of our common stock with 25% vesting on the one year anniversary of the grant date and the remainder vesting in equal quarterly installments over the following three years. In addition, on January 4, 2006, Mr. Goodermote was granted stock options to acquire 38,018 shares of our common stock with 25% vesting on the one year anniversary of the grant date and the remainder vesting in equal quarterly installments over the following three years. Pursuant to his employment agreement, upon the consummation of this offering all of the options granted on March 22, 2005 will vest in full and an additional 25% of the other stock options held by Mr. Goodermote will vest in full, which, assuming the offering occurred on October 31, 2006, would have represented the acceleration of options to acquire 308,898 shares in the aggregate. In addition, in the event of a change of control as a result of the closing of a merger, acquisition or the purchase of all or substantially all of our assets, all stock options held by Mr. Goodermote will accelerate in full.

Mr. Goodermote’s employment agreement also provides for the following: a base salary of at least $340,000 per year; five weeks of vacation per year; major medical insurance for his family; and life, long-

term disability and other insurance in accordance with our current benefits policies. Mr. Goodermote has also entered into the form of non-disclosure and non-solicitation agreement described below.

Employment Terms for S. Craig Huke.  In October, 2006, we entered into an employment agreement with S. Craig Huke setting forth the terms of his employment, which employment agreement amended and restated an agreement originally entered into in May 2003, upon the commencement of his employment as our Chief Financial Officer. Mr. Huke’s employment agreement provides for a base salary of at least $200,000 per year, and major medical insurance for his family. Pursuant to the terms of Mr. Huke’s employment agreement, in the event his employment is terminated without cause in connection with a change of control transaction, Mr. Huke will continue to receive his base salary for a period of twelve months from the date of termination of his employment. Pursuant to his employment agreement, in the event of a change of control as a result of the closing of a merger, acquisition or the purchase of all or substantially all of our assets, all of Mr. Huke’s stock options will immediately vest. Mr. Huke also entered into the form of non-disclosure and non-solicitation agreement described below.

Employment Terms for Daniel M. Jones.  In October, 2006, we entered into an employment agreement with Daniel M. Jones setting forth the terms of his employment as our Vice President of Sales and Marketing, which employment agreement amended and restated an agreement originally entered into in connection with the commencement of his employment in February 2005. Mr. Jones’ employment agreement provides for the following: a base salary of at least $157,500 per year; major medical insurance for his family; and participation in our commission plan for sales employees and bonus plan for executives. Pursuant to his employment agreement, in the event of a change of control as a result of the closing of a merger, acquisition, the purchase of all or substantially all of our assets, 50% of Mr. Jones’ stock options will immediately vest.

Mr. Jones’ employment agreement provides that in the event his employment is terminated without cause, as defined below, he will continue to receive his base salary for a period of twelve months from the date of termination of his employment. Mr. Jones will also be eligible for these severance payments if he is required to relocate outside of a 100 mile radius from his current home. For purposes of Mr. Jones’ employment agreement, “cause” means (i) willful disobedience of a material and lawful instruction of the Chief Executive Officer or our Board of Directors, (ii) conviction for any misdemeanor involving fraud or embezzlement or similar crime, or any felony, (iii) conduct amounting to fraud, dishonesty, willful misconduct or recurring insubordination, (iv) inattention to his duties, or (v) excessive absences from work for any reason. Mr. Jones also entered into the form of non-disclosure and non-solicitation agreement described below.

Non-Disclosure and Non-Solicitation Agreement.  It was a condition to the terms of employment for each of Messrs. Goodermote, Huke, Jones and Lesh, that the executive sign a standard form of non-disclosure and non-solicitation agreement. This agreement provides that in the event of the expiration or termination of the executive’s employment he will not use our information to develop, or participate with any other party that is developing, products based on our confidential information. In addition, the agreement provides that for a period of two years after the end of his employment that he will not solicit our existing or proposed customers for competing products, services and/or solutions, and during that period he will not encourage or induce any of our employees to leave our employ.

Noncompetition and Severance Agreements.  In October 2006, we entered into noncompetition and severance agreements with two of our executive officers, Robert L. Beeler and David J. Demlow, which agreements amended and restated prior agreements. These agreements provide that, for a period of one year after the termination of employment, each executive officer will not enter into or become associated with any business in direct competition with us, and for a period of two years after the termination of employment, each executive officer will not solicit any customer or employee who was our customer or employee during his term of employment. Assuming continued compliance by Messrs. Beeler and Demlow with the noncompetition and nonsolicitation covenants, these agreements provide for the payment of a cash payment equal to twelve months base salary calculated at the highest annualized rate of the executive officer’s base compensation in effect at any time during the ninety day period prior to his termination. The executive officer will not be entitled to any portion of this severance package if the termination is for cause. If the executive officer is terminated for cause or if he violates the noncompetition and nonsolicitation covenants, his employment stock options, whether vested or unvested, will immediately terminate, and he will not be entitled to exercise such options. For purposes of these noncompetition and severance agreements, “cause” means (i) willful disobedience of a material and lawful instruction of the Chief Executive Officer or our Board of Directors, (ii) conviction for any misdemeanor involving fraud or embezzlement or similar crime, or any felony, (iii) breach of any material provisions of the agreements, (iv) conduct amounting to fraud, dishonesty, willful misconduct or recurring insubordination, or (v) excessive absences from work for any reason.

Agreement with Jo Murciano.  The share purchase agreement we entered into in connection with our acquisition of Double-Take EMEA in May 2006 also contained terms relating to Mr. Murciano’s employment. As a result of the acquisition, Mr. Murciano became our Vice President of EMEA and remained President of Double-Take EMEA. Pursuant to the share purchase agreement, Mr. Murciano will remain as President of Double-Take EMEA and through December 31, 2007 will continue to be entitled to the same compensation plan after the acquisition as before, including an annual salary of €49,048, payment of 7% of the operating profits of Double-Take EMEA, pension plan contributions equivalent to approximately €350 per month, the full-time use of an automobile, the use of a fuel credit card and the payment of certain club memberships.

The share purchase agreement also provides that for three years from the date of the share purchase agreement, Mr. Murciano will not compete with us, solicit or take away the business of our clients, customers or suppliers, or induce our clients, customers, vendors or employees to reduce or cease doing business with us. These non-solicitation and non-competition provisions do not prevent Mr. Murciano from continuing to serve as a director or chief executive officer of Sunbelt Software Distribution, Inc., which is one of our resellers. For more information on the terms of the share purchase agreement, see “Certain Relationships and Related Party Transactions — Double-Take EMEA Acquisition and Relationships with Jo Murciano” below.

Executive Bonus Plan.

We have adopted an executive bonus plan for purposes of rewarding our senior executives. The plan sets forth quarterly and annual bonus payments based on the achievement of targets related to our quarterly and annual operating income and revenue, and it is subject to change at the discretion of our board of directors. Target bonus amounts are equivalent to 75% of an executive’s base salary, with the exception of the chief executive officer, whose target bonus amount is $160,000. At achievement of 87.5% of target goals, 60% of the applicable bonus is paid, which is increased proportionately to a full payout of bonuses at 100% of target goals. Executives are also entitled to receive an additional amount equal to up to 20% of their bonus awards in the event that we exceed our targets by an equivalent amount. In the event that there is a sale of substantially all of the assets or stock of Double-Take Software, the targets for the quarterly and annual period in which the sale occurs will be deemed to be met. No bonus is due if an executive terminates employment with Double-Take Software prior to the end of a quarter.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever served as an officer or employee of Double-Take Software or any of our subsidiaries, or serves as a member of the board of directors or compensation committee of any company that has one of its executive officers serving on our board of directors or compensation committee. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any company that has one or more executive officers serving on our board of directors or compensation committee.

2003 Employee Stock Option Plan

Our board of directors adopted the 2003 Employees Stock Option Plan on February 5, 2003 and our stockholders approved it on June 19, 2003. Our board of directors adopted an amendment to the plan on March 15, 2006 to increase the number of shares available for awards under the plan and our stockholders approved the amendment on March 28, 2006. Our board of directors approved a reduction in the number of shares available for awards under the plan on September 14, 2006.

Purpose and Eligibility.  The plan is intended as a performance incentive for officers, employees, consultants and other key persons of Double-Take Software or its subsidiaries to enable the persons to whom options are granted to acquire or increase a proprietary interest in the success of the Company.

Awards may be granted under the plan to officers, directors, including non-employee directors, and employees of Double-Take Software or any of our subsidiaries; to any consultant or other key person who provides services to Double-Take Software and our subsidiaries; and members of any scientific or other advisory board of Double-Take Software or otherwise. Only employees of Double-Take Software or any of our subsidiaries are eligible to receive incentive stock options.

Term.  The plan will expire on February 5, 2013 unless earlier terminated by our board of directors.

Administration, Amendment and Termination.  The plan is administered by the compensation committee of the board of directors. The compensation committee has the authority to interpret the plan, determine the terms and conditions of awards and make all other determinations necessary or expedient to promote the best interests of Double-Take Software with respect to the plan.

The board of directors may amend or discontinue the plan at any time with respect to any shares of common stock as to which awards have not been made. No such action may amend the plan without the approval of our stockholders, in accordance with applicable law and regulations, including rules of The NASDAQ Stock Market, if the amendment increases the number of shares of common stock issuable under the plan, changes the eligibility provision, changes the minimum option exercise price, increases the maximum term of an option or otherwise materially increases benefits accruing to plan participants.

Awards.  Awards under the plan may be made in the form of stock options, which may be either incentive stock options or non-qualified stock options. An “incentive stock option” is an option that meets the requirements of Section 422 of the Internal Revenue Code, and a “non-qualified stock option” is an option that does not meet those requirements.

Shares Subject to the Plan.  Subject to adjustment as described below, a total of 3,142,857 shares of common stock are available for issuance under the plan. Shares issued under the plan may be authorized but unissued shares. Whenever any outstanding option under the plan expires, is canceled or is otherwise terminated (other than by exercise), the shares of common stock allocable to the unexercised portion of such option may again be the subject of options under the plan.

Terms and Conditions of Options.  An option granted under the plan is exercisable only to the extent that it is vested on the date of exercise. No option may be exercisable more than ten years from the option grant date, or five years in the case of an incentive stock option granted to a ten percent stockholder, which is a person who owns more than ten percent of the total combined voting power of all classes of stock of Double-Take Software or our subsidiaries.

The exercise price per share under each incentive stock option granted under the plan may not be less than 100%, or 110% in the case of a ten percent stockholder, of the fair market value of the common stock on the option grant date. The exercise price per share under each non-qualified stock option granted under the plan shall be determined by the compensation committee. For so long as the common stock remains listed on The NASDAQ Stock Market, the fair market value of the common stock will be the closing price of the common stock as reported on The NASDAQ Stock Market on the option grant date. If there is no closing price reported on the option grant date, the fair market value will be deemed equal to the closing price as reported on The NASDAQ Stock Market for the last preceding date on which sales of the common stock were reported. If the common stock is not at the time listed on The NASDAQ Stock Market or otherwise admitted to trading on a stock exchange, fair market value will be the closing bid price, as provided by either The NASDAQ Stock Market or a broker-dealer which regularly furnishes price quotations, as applicable, of the common stock on the date in question in the over-the-counter market. If the common stock is not listed or admitted to trading on any stock exchange or traded in the over-the-counter market, fair market value will be as determined in good faith by the board of directors.

Payment of the option price for shares purchased pursuant to the exercise of an option may be made in cash, by certified check or other form of payment acceptable to us, by broker assisted cashless exercise or, to the extent permitted by law and provided in an award agreement, through the tender to us of shares of common stock held for a period of at least six months.

Each option will become vested and exercisable at such times and under such conditions as the compensation committee may approve consistent with the terms of the plan.

In the case of incentive stock options, the aggregate fair market value of the common stock determined on the option grant date, with respect to which such options are exercisable for the first time during any calendar year may not exceed $100,000.

Incentive stock options are non-transferable during the optionee’s lifetime. The compensation committee may authorize transfers of non-qualified stock options.

Adjustment of Shares Subject to Plan.  If the shares of common stock as a whole are increased, decreased, changed into or exchanged for a different number of kind of shares or securities, whether through merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split, combination of shares, exchange of shares, change in corporate structure or the like, an appropriate and proportionate adjustment shall be made in the number and kind of shares subject to the plan, and in the number, kind and per share exercise price of shares subject to unexercised options or portions thereof granted prior to any such change. In the event of any such adjustment in an outstanding option, the optionee thereafter shall have the right to purchase the number of shares under such option at the per share price, as so adjusted, which optionee could purchase at the total purchase price applicable to the option immediately prior to such adjustment. Adjustments shall be determined by the compensation committee. In conjunction with an adjustment, the compensation committee shall also have the discretion to accelerate the time or times at which any option or portion thereof shall become exercisable.

Effect of Mergers and Other Transactions.  Upon the occurrence of transactions specified in the plan, unless otherwise provided in an award agreement, outstanding options will vest unconditionally on the first day following the occurrence of the specified transaction.

1996 Employees Stock Option Plan

Our board of directors adopted the 1996 Employees Stock Option Plan on October 30, 1996 and our stockholders approved it on November 4, 1996. Our board of directors adopted an amendment and restatement of the plan on January 14, 2000 that was approved by our stockholders on January 28, 2000.

Purpose and Eligibility.  The plan is intended to provide an incentive to employees whose present and potential contributions to Double-Take Software and its subsidiaries are or will be important to our success by affording them an opportunity to acquire a proprietary interest in Double-Take Software.

Awards may be granted under the plan to employees and officers of Double-Take Software or any of our subsidiaries.

Term.  The plan expired on October 30, 2006.

Administration, Amendment and Termination.  The plan is administered by the compensation committee of the board of directors. The compensation committee has the authority to interpret the plan, determine the terms and conditions of awards and make all other determinations necessary or advisable for the administration of the plan.

The board of directors may amend, alter, suspend or discontinue the plan at any time with respect to any shares of common stock as to which awards have not been made. No such action may amend the plan without the approval of our stockholders if the amendment increases the number of shares of common stock issuable under the plan, changes the eligibility categories of the plan, extends the duration of the plan or otherwise materially increases benefits accruing to plan participants.

Awards.  Awards under the plan may be made in the form of stock options, which may be either incentive stock options or non-qualified stock options. An “incentive stock option” is an option that meets the requirements of Section 422 of the Internal Revenue Code, and a “non-qualified stock option” is an option that does not meet those requirements.

Shares Subject to the Plan.  Subject to adjustment as described below, a total of 1,020,408 shares of common stock are available for issuance under the plan. Shares issued under the plan may be authorized but unissued shares or treasury shares. Whenever any outstanding option under the plan expires or is terminated without being exercised, the shares of common stock allocable to the unexercised portion of such option may again be the subject of options under the plan.

Terms and Conditions of Options.  An option granted under the plan is exercisable only to the extent that it is vested on the date of exercise. No option may be exercisable more than ten years from the option grant date, or five years in the case of an incentive stock option granted to a ten percent stockholder, which is a person who owns more than ten percent of the total combined voting power of all classes of stock of Double-Take Software or our subsidiaries.

The exercise price per share under each incentive stock option granted under the plan may not be less than 100%, or 110% in the case of a ten percent stockholder, of the fair market value of the common stock on the option grant date. The exercise price per share under each non-qualified stock option granted under the plan may not be less than 85% of the fair market value of the common stock on the option grant date. For so long as the common stock remains listed on The NASDAQ Stock Market, the fair market value of the common stock will be the closing price of the common stock as reported on The NASDAQ Stock Market on the option grant date. If there is no closing price reported on the option grant date, the fair market value will be deemed equal to the closing price as reported on The NASDAQ Stock Market for the last preceding date on which sales of the common stock were reported. If the common stock is not at the time listed or admitted to trading on a stock exchange, fair market value will be the closing bid price, as provided by either The NASDAQ Stock Market or a broker-dealer which regularly furnishes price quotations, as applicable, of the common stock on the date in question in the over-the-counter market. If the common stock is not listed on The NASDAQ Stock Market or otherwise admitted to trading on any stock exchange or traded in the over-the-counter market, fair market value will be as determined in good faith by the board of directors.

Payment of the option price for shares purchased pursuant to the exercise of an option may be made in cash, by certified check or, at the discretion of compensation committee, in a combination of cash and a promissory note, through delivery of shares of common stock or a combination of any of the above.

Each option will become vested and exercisable at such times and under such conditions as the compensation committee may approve consistent with the terms of the plan.

In the case of incentive stock options, the aggregate fair market value of the common stock determined on the option grant date, with respect to which such options are exercisable for the first time during any calendar year may not exceed $100,000.

Options are non-transferable during the optionee’s lifetime.

Adjustment of Shares Subject to Plan.  In the event that dividends are payable in common stock or in the event there are splits, subdivisions or combinations of shares of common stock, the number of shares available under the plan shall be increased or decreased proportionately, as the case may be, and the number of shares delivered upon the exercise thereafter of any option theretofore granted or issued shall be increased or decreased proportionately, as the case may be, without change in the aggregate purchase price.

Effect of Mergers and Other Transactions.  Upon the occurrence of transactions specified in the plan, unless otherwise provided in an award agreement, outstanding options will vest unconditionally on the first day following the occurrence of the specified transaction.

Non-Executive Director Stock Option Plan

Our board of directors adopted the Non-Executive Director Stock Option Plan on October 30, 1996 and our stockholders approved it on November 4, 1996. Our board of director adopted an amendment and restatement of the plan on June 24, 2003 that was approved by our stockholders on July 23, 2003.

Purpose and Eligibility.  The plan is intended to provide a means by which each director who is not otherwise a full-time employee of Double-Take Software or any of our subsidiaries will be given an opportunity to purchase common stock. Double-Take Software, by means of the plan, seeks to attract and retain the services of qualified independent persons to serve as non-executive directors and to provide incentives for such persons to exert maximum efforts for our success.

Awards may be granted solely to non-executive directors of Double-Take Software.

Term.  The plan expired on June 1, 2006.

Administration, Amendment and Termination.  The plan is administered by the compensation committee of the board of directors. The compensation committee has the authority to interpret the plan.

The board of directors may amend, alter, suspend or terminate the plan at any time, but not more frequently than every six months, with respect to any shares of common stock as to which awards have not been made. No such action may amend the plan without the approval of our stockholders, if the amendment materially increases the number of shares of common stock issuable under the plan, extends the term of the Plan, materially increases eligibility requirements or materially increases benefits accruing to plan participants.

Awards.  Awards under the plan may be made in the form of non-qualified stock options. A “non-qualified stock option” is an option that does not meet the requirements of Section 422 of the Internal Revenue Code.

Shares Subject to the Plan.  Subject to adjustment as described below, a total of 61,224 shares of common stock are available for issuance under the plan. Shares issued under the plan may be authorized but unissued shares or treasury shares. Whenever any outstanding option under the plan expires or terminates (other than by exercise), the shares of common stock allocable to the unexercised portion of such option may again be the subject of options under the plan.

Terms and Conditions of Options.  An option granted under the plan is exercisable only to the extent that it is vested on the date of exercise. No option may be exercisable more than five years from the option grant date. The term of each option may terminate sooner than five years if the optionee’s service as a non-executive director terminates for any reason or for no reason. In the event of such termination of service, the option shall terminate on the earlier of five years or the date seven months following the date of termination of service as a director or if termination of service is due to the optionee’s death, the earlier of five years or twelve months following the date of the optionee’s death.

The exercise price per share under each option granted under the plan may not be less than 100% of the fair market value of the common stock on the option grant date. For so long as the common stock remains listed on The NASDAQ Stock Market, the fair market value of the common stock will be the closing price of the common stock as reported on The NASDAQ Stock Market on the option grant date. If there is no closing price reported on the option grant date, the fair market value will be deemed equal to the closing price as reported on The NASDAQ Stock Market for the last preceding date on which sales of the common stock were reported. If the common stock is not at the time listed or admitted to trading on a stock exchange, fair market value will be the closing bid price, as provided by either The NASDAQ Stock Market or a broker-dealer which regularly furnishes price quotations, as applicable, of the common stock on the date in question in the over-the-counter market. If the common stock is not listed on The NASDAQ Stock Market or otherwise admitted to trading on any stock exchange or traded in the over-the-counter market, fair market value will be as determined in good faith by the board of directors.

Payment of the option price for shares purchased pursuant to the exercise of an option may be made in cash, through the tender to us of shares of common stock held for a period of at least six months, or a combination of both.

Each option will become vested and exercisable at such times and under such conditions as the compensation committee may approve consistent with the terms of the plan.

Adjustment of Shares Subject to Plan.  The award agreements evidencing options may contain such provisions as the compensation committee shall determine to be appropriate for the adjustment of the number and class of shares subject to all outstanding options and the option prices thereof in the event of changes in the outstanding common stock by reason of any stock dividend, distribution, split-up, recapitalization, combination or exchange of shares, merger, consolidation or liquidation and the like, and, in the event of any such change in the outstanding common stock, the aggregate number and class of shares available under the plan and the number of shares subject to grants pursuant to the plan shall be appropriately adjusted by the compensation committee.

2006 Omnibus Incentive Plan

Our board of directors adopted the Double-Take Software 2006 Omnibus Incentive Plan on September 14, 2006 and our stockholders approved it on September 14, 2006. Our board of directors amended the plan on November 2, 2006 to increase the number of shares available for awards under the plan, and our shareholders approved the amendment on that date, as well.

Purpose and Eligibility.  The purpose of the plan is to enhance our ability to attract, retain and motivate highly qualified officers, key employees, outside directors and other persons to serve Double-Take Software and our affiliates and to expend maximum effort to improve our business results and earnings, by providing to such officers, key employees, outside directors and other persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success through ownership of common stock.

Awards may be granted under the plan to officers, directors, including non-employee directors, and other employees of Double-Take Software or any of our subsidiaries, to any adviser, consultant or other provider of services to us and any employee of those providers, and to any other individuals who are approved by the board of directors as eligible to participate in the plan. Only employees of Double-Take Software or any of our subsidiaries are eligible to receive incentive stock options.

Term.  The plan will expire on September 14, 2016 unless earlier terminated by our board of directors.

Administration, Amendment and Termination.  The plan is administered by the compensation committee of the board of directors. The compensation committee has the authority to interpret the plan, determine the terms and conditions of awards and make all other determinations necessary or advisable for the administration of the plan.

The board of directors may amend, suspend or terminate the plan at any time with respect to any shares of common stock as to which awards have not been made. No such action may amend the plan without the approval of our stockholders if the amendment would materially increase the benefits under the plan or if the amendment is required to be submitted for stockholder approval by applicable law, rule or regulation, including rules of The NASDAQ Stock Market.

Awards.  Awards under the plan may be made in the form of:

•	stock options, which may be either incentive stock options or non-qualified stock options;

•	restricted stock;

•	restricted stock units;

•	stock appreciation rights;

•	unrestricted stock;

•	cash-based awards; or

•	any combination of the foregoing.

Any of the foregoing awards may be made subject to attainment of performance goals over a performance period of up to one or more years. We refer to the one-year awards as “annual incentive awards” and to the other awards as “performance awards.”

An “incentive stock option” is an option that meets the requirements of Section 422 of the Internal Revenue Code, and a “non-qualified stock option” is an option that does not meet those requirements. “Restricted stock” is an award of common stock on which are imposed restricted periods and restrictions that subject the shares to a substantial risk of forfeiture, as defined in Section 83 of the Internal Revenue Code. “Restricted stock units” are awards that represent a conditional right to receive shares of common stock in the future and that are subject to the same types of restrictions and risk of forfeiture as restricted stock. A “stock appreciation right,” or “SAR,” is a right to receive upon exercise, in the form of common stock, cash or a combination of common stock and cash, the excess of the fair market value of one share of common stock on the exercise date over the grant price of the SAR. “Unrestricted stock” is an award of common stock that is free of restrictions other than those imposed under federal or state securities laws.

Shares Subject to the Plan.  Subject to adjustment as described below, a total of 2,653,061 shares of common stock are available for issuance under the plan. Shares issued under the plan may be authorized but unissued shares, treasury shares, or issued and outstanding shares that are purchased in the open market.

Any shares granted under the plan that are forfeited to us because of the failure to meet an award contingency or condition will again be available for issuance pursuant to new awards. Any shares covered by an award, or portion of an award, granted under the plan that expires or is forfeited, canceled or settled in cash will not be deemed to have been issued for purposes of determining the maximum number of shares available for issuance under the plan.

If any stock option is exercised by tendering shares to us, or if we withhold shares to satisfy tax withholding obligations in connection with an exercise, as full or partial payment in connection with the exercise of a stock option under the plan or our prior plans, only the number of shares issued net of the shares tendered will be deemed issued for purposes of determining the maximum number of shares available for issuance under the plan. Shares issued under the plan through the settlement, assumption or substitution of outstanding awards or obligations to grant future awards resulting from the acquisition of another entity will not reduce the maximum number of shares available for issuance under the plan. In the case of an SAR, only the actual number of shares issued upon exercise of the SAR will be deemed issued for purposes of determining the maximum number of shares available for issuance.

The number of shares reserved for issuance will be increased by the number of any shares that we repurchase with option proceeds in respect of the exercise of a stock option. The number of shares contributed to the reserved shares in connection with an option exercise, however, may not be greater than the number obtained by dividing the amount of option exercise proceeds by the fair market value of the common stock on the date of exercise. For this purpose, “option exercise proceeds” means, with respect to an option, the sum of the option price paid in cash, if any, to purchase shares under such option, plus the value of all federal, state and local tax deductions to which we are entitled with respect to the exercise of such option, determined using the highest federal tax rate applicable to corporations and a blended tax rate for state and local taxes based on the jurisdictions in which we do business and giving effect to the deduction of state and local taxes for federal tax purposes.

The plan includes a number of additional limitations on the number of shares reserved for issuance. A maximum of 2,653,061 shares may be issued pursuant to incentive stock options. No participant may be awarded options or SARs for more than 1,061,224 shares in any calendar year. A maximum of 1,061,224 shares of restricted stock, or shares represented by restricted stock units, that vest based on the achievement of performance objectives may be awarded to any participant in any calendar year. The foregoing share limitations are subject to adjustment as described below.

The maximum annual incentive award is $3 million per grantee. The maximum performance award is $6 million per grantee for each performance period.

Terms and Conditions of Options.  An option granted under the plan is exercisable only to the extent that it is vested on the date of exercise. No option may be exercisable more than ten years from the option grant date or 11 years if the optionee terminates employment or other service due to death in the tenth year of the option term, or five years in the case of an incentive stock option granted to a ten percent stockholder, which is a person who owns more than ten percent of the total combined voting power of all classes of stock of Double-Take Software or our subsidiaries.

The exercise price per share under each option granted under the plan may not be less than 100%, or 110% in the case of an incentive stock option granted to a ten percent stockholder, of the fair market value of the common stock on the option grant date. For so long as the common stock remains listed on The NASDAQ Stock Market, the fair market value of the common stock will be the closing price of the common stock as reported on The NASDAQ Stock Market on the option grant date. If there is no closing price reported on the option grant date, the fair market value will be deemed equal to the closing price as reported on The NASDAQ Stock Market for the last preceding date on which sales of the common stock were reported. If the shares of common stock are listed on more than one established stock exchange, the fair market value will be the closing price of a share of common stock reported on the exchange that trades the largest volume of shares on the option grant date. If the common stock is not at the time listed or admitted to trading on a stock exchange, fair market value will be the mean between the lowest reported bid price and highest reported asked price of the common stock on the date in question in the over-the-counter market, as such prices are reported in a publication of general circulation selected by the board of directors and regularly reporting the market price of common stock in such market. If the common stock is not listed or admitted to trading on any stock exchange or traded in the over-the-counter market, fair market value will be as determined in good faith by the board of directors.

Except upon the occurrence of a merger or other transaction described below, no amendment or modification may be made to an outstanding option which reduces the option price, either by lowering the option price or by canceling the outstanding option and granting a replacement option with a lower option price.

Payment of the option price for shares purchased pursuant to the exercise of an option may be made in cash or in cash equivalents acceptable to us or, to the extent permitted by law and at the discretion of the compensation committee, either through the tender to us of shares of common stock, including shares issuable on exercise of the option or by a combination of cash payment and tender of shares.

Each option will become vested and exercisable at such times and under such conditions as the compensation committee may approve consistent with the terms of the plan.

In the case of incentive stock options, the aggregate fair market value of the common stock determined on the option grant date, with respect to which such options are exercisable for the first time during any calendar year may not exceed $100,000.

Incentive stock options are non-transferable during the optionee’s lifetime. The compensation committee may authorize transfers of non-qualified stock options in limited circumstances specified in the plan.

Terms and Conditions of Restricted Stock and Restricted Stock Units.  Subject to the provisions of the plan, the compensation committee will determine the terms and conditions of each award of restricted stock and restricted stock units, including the restricted period for all or a portion of the award, the restrictions applicable to the award, the purchase price, if any, for the common stock subject to the award, and, with respect to restricted stock units, whether the participant will receive the dividends and other distributions paid with respect to the award as declared and paid to the holders of the common stock during the restricted period. Awards of restricted stock and restricted stock units may be subject to satisfaction of individual performance objectives or one or more of the performance objectives that are described below under “Corporate Performance Objectives.”

The restrictions and the restricted period, which generally will be a minimum of three years, may differ with respect to each participant. An award will be subject to forfeiture if certain events specified by the compensation committee occur prior to the lapse of the restrictions.

Awards of restricted stock and restricted stock units are nontransferable.

Terms and Conditions of Stock Appreciation Rights.  SARs may be granted in conjunction with all or a part of any option granted under the plan. The compensation committee will determine at the SAR grant date or thereafter the time or times at which and the circumstances under which an SAR may be exercised in whole or in part, the time or times at which and the circumstances under which an SAR will cease to be exercisable, the method of exercise, the method of settlement, the form of consideration payable in settlement, whether or not an SAR will be in tandem or in combination with any other grant, and any other terms and conditions of any SAR. Exercisability of SARs may be subject to future service requirements or to the achievement of one or more of the performance objectives that are described below under “Corporate Performance Objectives.”

Upon exercise of an SAR, the holder will be entitled to receive, in the specified form of consideration, the excess of the fair market value of one share of common stock on the exercise date over the grant price of such SAR, as determined by the compensation committee. The grant price of an SAR may not be less than the fair market value of a share of common stock on the grant date. Except upon the occurrence of a merger or other transaction described below, no amendment or modification may be made to an outstanding SAR which reduces the SAR grant price, either by lowering the SAR grant price or by canceling the outstanding SAR and granting a replacement SAR with a lower SAR grant price.

An SAR granted under the plan will terminate upon the expiration of ten years from the grant date, or 11 years if the holder terminates employment or other service due to death in the tenth year of the SAR term, or under such circumstances and on such earlier date as may be fixed by the compensation committee.

Awards of SARs are transferable only to the same extent as the related options.

Terms and Conditions of Unrestricted Stock.  The compensation committee may award unrestricted stock, or sell unrestricted stock at par value or such other higher purchase price determined by the compensation committee, free of restrictions other than those required under federal or state securities laws. Awards of unrestricted stock may be made in respect of past services or other valid consideration, in lieu of any cash compensation due to eligible persons, or in satisfaction of a performance share award payable in common stock granted to the participant.

Dividend Equivalents.  The compensation committee is authorized to grant dividend equivalents to a participant in connection with an award under the plan. Dividend equivalents will entitle the participant to receive cash, common stock or other property equal in value to dividends paid, or other periodic payments made, with respect to a specified number of shares of common stock. Dividend equivalents may be paid or distributed when accrued or will be deemed to have been reinvested in additional common stock, in awards under the plan or in other investment vehicles, and will be subject to such restrictions on transferability and risks of forfeiture as the compensation committee may specify.

Adjustment of Shares Subject to Plan.  If any dividend or other distribution, recapitalization, stock split, stock combination or other change in our corporate structure affects the common stock in such a manner that an adjustment is required to prevent dilution or enlargement of the rights of participants, the compensation committee shall adjust, among other award terms, the number and kind of shares that may be delivered in connection with awards and the exercise price, grant price or purchase price relating to any award. In such circumstances, the compensation committee also may make provision for the payment of cash or other property in respect of any outstanding award.

Effect of Mergers and Other Transactions.  Upon the occurrence of transactions specified in the plan, except as described below, all outstanding options and SARs will become immediately exercisable for a period of 15 days immediately before completion of the applicable transaction, and all outstanding awards of restricted stock and restricted stock units will be deemed to have vested, and all restrictions and conditions applicable to such awards will be deemed to have lapsed, immediately before the scheduled completion of the applicable transaction. The foregoing effects will result upon the dissolution or liquidation of Double-Take Software, upon a merger, consolidation or reorganization of Double-Take Software with one or more other entities in which Double-Take Software is not the surviving entity, upon a sale of substantially all of the assets of Double-Take Software to another entity, or upon any transaction (including a merger or reorganization in which Double-Take Software is the surviving entity) approved by the board of directors that results in any person or entity (or person or entities acting as a group or otherwise in concert) owning 80% or more of the combined voting power of all classes of securities of Double-Take Software. The foregoing provisions will not apply to outstanding awards in respect of any transaction if the awards are assumed in the transaction, or new awards made in substitution for outstanding awards, with appropriate adjustments to the exercise prices and other terms of such awards, or if the board of directors determines that the foregoing provisions will not apply to such transaction.

The compensation committee may provide in any agreement under the plan for accelerated vesting or exercisability of an award upon the occurrence of specified events, including a change of control of Double-Take Software, as defined in any such agreement.

Corporate Performance Objectives.  Section 162(m) of the Internal Revenue Code limits publicly-held companies to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to their chief executive officer and the four most highly compensated executive officers determined at the end of each year. Performance-based compensation is excluded from this limitation. Although the plan is currently not subject to Section 162(m), because Section 162(m) provides for a grace period following an initial public offering, the plan is designed to permit the compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) at such time as the plan becomes subject to Section 162(m).

Section 162(m) requires that, to qualify as performance-based, the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals. In the case of compensation attributable to plan awards other than options, the performance goal requirement is deemed satisfied if the vesting of such awards is subject to the achievement of performance goals based on objective business criteria. To establish performance objectives for these awards, the compensation committee exclusively uses business criteria specified in the plan. The performance objectives may be stated either on an absolute or relative basis and may be based on one or more of such business criteria. The business criteria are total stockholder return, total stockholder return as compared to total return of a publicly available index, earnings per share, net income, operating earnings, pretax earnings, earnings before interest, taxes, depreciation and amortization, operating margin, growth in assets, return on equity, return on capital, market share, stock price, cash flow, sales growth (in general, by type of product and by type of customer), retained earnings, completion of acquisitions, completion of divestitures and asset sales, cost or expense reductions, working capital, ratio of indebtedness to stockholders’ equity, introduction or conversion of product brands, achievement of specified management information systems objectives, and any combination of any of the foregoing. Achievement of these criteria will be determined on a consolidated basis or, to the extent appropriate, with respect to specified subsidiaries or business units.

401(k) Plan

We maintain a 401(k) retirement and savings plan for all of our employees. The 401(k) plan is intended to qualify under section 401(k) of the Internal Revenue Code, so that contributions and the income earned on those contributions are not taxable to our employees until they make withdrawals from the plan. Subject to statutory limits, participants of the 401(k) plan may elect to contribute up to 15% of their current compensation and we may make a matching contribution as determined in our discretion each year. Contributions to the 401(k) plan made by our employees, as well as any matching and discretionary company contributions, are subject to vesting criteria set forth in the 401(k) plan that are based on the employee’s position and years of service with Double-Take Software. Benefits under the 401(k) plan are paid upon a participant’s retirement, death, disability or termination of employment, and they are based on the amount of a participant’s vested contributions plus vested employer contributions, as adjusted for gains, losses and earnings.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than compensation agreements and other arrangements which are described in the “Management” section of this prospectus and the transactions described below, during our last fiscal year, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any of our directors, executive officers, holders of more than five percent of any class of our voting securities or any member of the immediate family of the foregoing persons had or will have a direct or indirect material interest.

We believe that all of the transactions set forth below are on terms no less favorable to us than we could have obtained from unaffiliated third-parties. It is our intention to ensure that all future transactions between us and our directors, officers, principal shareholders and their affiliates are approved by a majority of our board of directors, including a majority of the independent and disinterested members of our board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third-parties.

Series B Convertible Preferred Stock and Series C Convertible Preferred Stock

Since January 1, 2003, we have issued preferred stock and other securities to ABS Capital Partners IV, L.P., ABS Capital Partners IV-A, L.P., ABS Capital Partners IV Offshore L.P. and ABS Capital Partners IV Special Offshore L.P., which we refer to collectively as the ABS Entities. As of October 31, 2006, the ABS Entities beneficially owned stock having approximately 55.8% of our outstanding voting power and, after completion of this offering, assuming that affiliates of ABS Capital Partners sell the number of shares indicated in the “Principal and Selling Stockholders” section of this prospectus, will beneficially own stock having approximately 34.8% of our outstanding voting power, or approximately 30.1% if the underwriters exercise their overallotment option in full. In addition, two general partners of the ABS Entities, Ashoke Goswami and Laura Witt, are members of our board of directors.

In October 2003, we sold 1,066,667 shares of our Series B convertible preferred stock, at a purchase price of $1.50 per share, or $1,600,000 in the aggregate, to the ABS Entities. The ABS Entities had previously acquired 8,666,667 shares of our Series B convertible preferred stock in connection with the first sales of our Series B convertible preferred stock in November 2002. At that time we had entered into a registration rights agreement and a stockholders’ agreement with the purchasers of the Series B convertible preferred stock.

In June 2004, we issued 8% subordinated convertible promissory notes to the ABS Entities in an aggregate amount of $2,000,000. In October 2004, we sold 7,717,398 shares of Series C convertible preferred stock to the ABS Entities at a purchase price of $0.98 per share, or $7.6 million in the aggregate. The ABS Entities paid a portion of the purchase price for the Series C convertible preferred stock through the conversion of the June 2004 promissory notes.

In connection with the sale of the Series C convertible preferred stock to the ABS Entities, we amended and restated the registration rights agreement and stockholders’ agreement that we had entered into in November 2002, with the holders of our Series B convertible preferred stock, as further described below. All of the shares of Series B and Series C convertible preferred stock will convert into common stock immediately before the completion of this offering.

Amended and Restated Registration Rights Agreement.  The amended and restated registration rights agreement that was entered into in October 2004 in connection with the sale of our Series C convertible preferred stock grants registration rights to the ABS Entities and holders of our Series B convertible preferred stock, including Donald E. Beeler, Jr., our former chief executive officer, LSC Fund II LP and the Seligman Group, which includes Seligman Communications & Information Fund Inc., Seligman Investment Opportunities (Master) Fund NTV II Portfolio, Seligman Investment Opportunities (Master) Fund NTV Portfolio and Seligman New Technologies Fund Inc. As of October 31, 2006, the Seligman Group and LSC Fund II LP each beneficially owned stock having approximately 5.8% of our outstanding voting power, and, after completion of this offering, the Seligman Group will beneficially own stock having approximately 3.6% of our outstanding voting power, or approximately 3.2% if the underwriters exercise their overallotment option in full, and LSC Fund II LP will beneficially own stock having approximately 4.3% of our voting power. Pursuant to the registration rights agreement, after this offering, the former holders of our Series B convertible preferred stock and Series C convertible preferred stock will have the right to require us to register for public resale under the Securities Act an aggregate of 9,225,428 shares of common stock that we will issue upon conversion of the Series B convertible preferred stock and Series C convertible preferred stock upon completion of this offering. This “demand” registration right is exercisable six months after this offering by holders of at least 20% of the then outstanding shares of common stock issued on conversion of the preferred stock. If this demand registration is exercised, all other holders of registrable shares may join in the registration statement, provided that if the registration is an underwritten offering and the managing underwriters advise in writing that the number of converted shares of common stock to be included in the registration exceeds the number that can be sold in such offering, the number of shares that may be included in the offering may be limited by a formula set forth in the rights agreement. The number of the demand registrations is limited to three if the registrations cover the full amount of the shares that holders requested be registered.

If we propose to file a registration statement for the sale of our common stock by us or by our other security holders, other than a registration statement in connection with a demand registration or in connection with employee benefit or acquisition related matters, then these stockholders are entitled to require us to include their shares of common stock in that registration statement. Pursuant to a formula set forth in the registration rights agreement, we can limit the number of shares that these holders are entitled to include in this type of “piggyback” registration or in a demand registration if the offering is an underwritten offering and the managing underwriters advise in writing that the number of shares of common stock to be included in the registration exceeds the number that can be sold in such offering.

In addition, in the event that we become eligible to register securities by means of a registration statement on Form S-3 under the Securities Act, any holder of these shares of common stock may require us to register the sale of the shares provided that the reasonably anticipated aggregate price to the public of such securities is at least $1 million.

We are required to bear all registration fees and expenses related to the registrations under the registration rights agreement, excluding any transfer taxes relating to the sale of the shares held by the stockholders entitled to registration rights, any underwriting discounts or selling commissions and certain expenses that may be necessary to enable the stockholders entitled to registration rights to consummate the disposition of shares in certain jurisdictions. In addition, we will indemnify the selling stockholders in such transactions.

Amended and Restated Stockholders’ Agreement.  In October 2004, in connection with the sale of our Series C convertible preferred stock, we entered into an amended and restated stockholders’ agreement with the holders of our Series C and Series B convertible preferred stock, including the ABS Entities, Donald L. Beeler, Jr., the Seligman Group and LSC Fund II LP. The agreement sets forth agreements to appoint directors to our board, including the right of the ABS Entities to appoint two members to our board, transfer restrictions regarding our common stock, rights of first refusal regarding sales of our common stock, and preemptive rights, among other requirements. The agreement terminates by its terms upon the completion of this offering.

Double-Take EMEA Acquisition and Relationships with Jo Murciano

In May 2006, we entered into a share purchase agreement for the acquisition of all of the outstanding shares of Sunbelt System Software S.A.S., from its shareholders, Jo Murciano and Sunbelt International S.A.R.L., of which Mr. Murciano is the Managing Director. Sunbelt Systems Software is now known as Double-Take Software S.A.S., or Double-Take EMEA, which was our primary distributor in Europe, the Middle East and Africa. As a result of his former shareholdings in Double-Take EMEA and his interest in Sunbelt International, Mr. Murciano is entitled to receive 62.5% of the amounts we paid and will pay in connection with the acquisition of Double-Take EMEA. In addition, in connection with the acquisition, Mr. Murciano became our Vice President of EMEA and remains President of Double-Take EMEA.

Pursuant to the share purchase agreement, we paid $1.1 million to the former shareholders of Double-Take EMEA as the initial payment for the acquisition. The remaining portion of the total purchase price, which we estimate will range between $10.0 million and $12.0 million, will be payable in monthly payments based upon a percentage of the intercompany amounts paid by Double-Take EMEA to us each month in respect of purchases under our intercompany distribution agreement with Double-Take EMEA from the date of the share purchase agreement through December 31, 2007, which we refer to as the earn-out period. The base percentage for the calculation of the earn-out payments is 50% of the intercompany amounts for the month, although this percentage is decreased to 15% once the aggregate payments total $10 million.

An escrow account was established to hold 20% of our initial $1.1 million payment and 20% of each of our earn-out payments through December 31, 2007 to satisfy claims against the selling shareholders that we may have from time to time as a result of breaches of representations, warranties or covenants through December 31, 2007. The share purchase agreement provides that Double-Take EMEA may obtain short-term loans out of the escrow fund for the amount of any shortfall in Double-Take EMEA’s monthly sales, up to an aggregate amount of $532,000, and subject to certain other conditions specified in the agreement. In the event that there is a change of control of our company prior to the end of the earn-out period, we are obligated to make a mandatory payment to the former shareholders of Double-Take EMEA, including Mr. Murciano, equal to the lesser of $2.5 million or the difference between the aggregate earn-out payments made prior to the change of control and the target amount, which is $10.0 million.

The share purchase agreement provides that during the earn-out period we will continue to operate Double-Take EMEA in accordance with its past practices and the intercompany distribution agreement. Double-Take EMEA will also serve as our exclusive distributor in Europe and the United Kingdom, subject to exceptions for worldwide licenses that we may grant and certain agreements with our OEMs. In addition, during the earn-out period we have agreed that Mr. Murciano will remain as President of Double-Take EMEA and that he will continue to receive the same compensation that he received prior to the acquisition. Should we terminate Mr. Murciano’s employment without cause during the term of the earn-out period, the former shareholders of Double-Take EMEA will continue to receive the earn-out payments, or they can elect to receive a lump-sum payment equal to the average monthly earn-out payment prior to the termination multiplied by the number of months remaining in the earn-out period. See “Management — Employment, Severance and Related Agreements — Agreement with Jo Murciano” for more information on Mr. Murciano’s compensation and employment.

Mr. Murciano is also a director and chief executive officer of Sunbelt Software Distribution, Inc., or Sunbelt Distribution, which is a reseller of our software and services. Mr. Murciano is the beneficial owner of approximately 31% of Sunbelt Distribution, which is also partly owned by Sunbelt International S.A.R.L. In 2005, our sales to Sunbelt Distribution totaled $6.4 million. Sunbelt Distribution continues to serve as a reseller of our software and services. Since the acquisition of Sunbelt EMEA, our sales to Sunbelt Distribution have been $2.8 million.

Agreements with Former Chief Executive Officer

In November 2006 we entered into a settlement agreement and mutual release with Donald E. Beeler, Jr., our former chief executive officer and director who resigned in March 2005, relating to the reimbursement of expenses incurred by Mr. Beeler while he was our employee. As part of the settlement agreement, Mr. Beeler agreed to reimburse us $300,000, which amount was offset by a credit in an equal amount that was made available to him at the time of his resignation in March 2005. The settlement agreement contained customary releases and terminated prior agreements including a memorandum agreement and an independent contractor agreement we had entered into with Mr. Beeler at the time of his resignation. The settlement agreement also provided that all outstanding stock options held by Mr. Beeler would vest in full and he would have the right to exercise those options until the later of their expiration dates or June 30, 2008.

In connection with his resignation, Mr. Beeler had also entered into a non-disclosure confidentiality agreement, which remains in effect. The non-disclosure confidentiality agreement contains provisions for the protection of our confidential information and also contains Mr. Beeler’s agreement that he will not compete with us or solicit our employees to leave for a period of one year after the termination of the independent contractor agreement.

PRINCIPAL AND SELLING STOCKHOLDERS

The table presented below shows information regarding the beneficial ownership of our common stock as of October 31, 2006, before and after giving effect to the offering, by:

•	each person or entity known by us to own beneficially more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	the selling stockholders.

For purposes of calculating beneficial ownership, we have assumed that:

•	the outstanding shares of our Series B convertible preferred stock are converted into 9,536,790 shares of common stock, which we have assumed for this purpose occurred on October 31, 2006;

•	the outstanding shares of our Series C convertible preferred stock are converted into 1,889,049 shares of common stock, which we have assumed for this purpose occurred on October 31, 2006;

•	we will issue 266,871 shares of common stock upon the consummation of the offering to our chief executive officer pursuant to an employment agreement;

•	we will issue 12,520 shares of common stock in connection with the consummation of the offering to certain of our executive officers upon the exercise of employee stock options;

•	we will issue 5,000,000 shares of common stock in the offering; and

•	the selling stockholders will sell 2,500,000 shares of our common stock, assuming the underwriters do not exercise their overallotment option, or 3,625,000 shares of our common stock, assuming the underwriters exercise their over-allotment option in full.

The information in the following table is based on the assumptions set forth above and 3,797,549 shares of common stock actually outstanding as of October 31, 2006, and has been presented in accordance with the rules of the SEC and is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option, warrant or other right. If two or more persons share voting power or investment power with respect to specific securities, all of such persons may be deemed to be the beneficial owners of such securities. Except as we otherwise indicate in the footnotes to the table and under applicable community property laws, we believe that the beneficial owners of the common stock listed below, based on information they have furnished to us, have sole voting and investment power with respect to the shares shown.

			Number of	Number of			Shares Beneficially
			Shares Being	Shares Being	Shares Beneficially		Owned After
			Offered	Offered	Owned After Offering		Offering Assuming Full
	Shares Beneficially		Assuming No	Assuming Full	Assuming No Exercise of		Exercise of
	Owned Before Offering		Exercise of	Exercise of	Overallotment Option		Overallotment Option
	Number		Overallotment	Overallotment	Number		Number
Name of Beneficial Owner	of Shares	%(1)	Option	Option	of Shares	%(1)	of Shares	%(1)

5% Stockholders:
Entities affiliated with ABS Capital Partners(2)	8,656,127	55.9%	1,525,542	2,480,294	7,130,585	34.8%	6,175,833	30.1%
Entities affiliated with J. & W. Seligman & Co. Inc.(3)	902,882	5.8%	156,992	255,246	745,890	3.6%	647,636	3.2%
LSC Fund II LP(4)	890,800	5.8%	—	—	890,800	4.3%	890,800	4.3%
Directors and Named Executive Officers:
Paul Birch	—	—	—	—	—	—	—	—
Dean Goodermote(5)	720,764	4.5%	—	—	720,764	3.4%	720,764	3.4%
Ashoke (Bobby) Goswami(2)	8,656,127	55.9%	1,525,542	2,480,294	7,130,585	34.8%	6,175,833	30.1%
John B. Landry	—	—	—	—	—	—	—	—
Laura L. Witt(2)	8,656,127	55.9%	1,525,542	2,480,294	7,130,585	34.8%	6,175,833	30.1%
John W. Young(6)	25,510	*	—	—	25,510	*	25,510	*
Robert L. Beeler(7)	185,311	1.2%	6,614	6,614	178,697	*	178,697	*
Donald E. Beeler, Jr.(8)	779,485	4.9%	142,857	142,857	636,628	3.0%	636,628	3.0%
David J. Demlow(9)	151,820	1.0%	4,886	4,886	146,934	*	146,934	*
S. Craig Huke(10)	152,425	1.0%	—	—	152,425	*	152,425	*
Daniel M. Jones(11)	96,880	*	—	—	96,880	*	96,880	*
All executive officers and directors as a group (12 persons)(12)	10,108,566	62.1%	1,525,542	2,480,294	8,570,504	39.6%	7,615,752	35.2%
Other Selling Stockholders:
Richard E. Feldman(13)	180,295	1.2%	83,307	83,307	96,988	*	96,988	*
Paul F. Folino(14)	126,787	*	16,525	26,867	110,262	*	99,920	*
Richard Friedman(15)	518,316	3.3%	204,833	235,161	313,483	1.5%	283,155	1.4%
Michael Lesh(16)	119,729	*	1,020	1,020	118,709	*	118,709	*
Jeffrey Markowitz(17)	551,878	3.6%	204,833	235,161	347,045	1.7%	316,717	1.5%
Scott Meyers(18)	150,999	*	150,999	150,999	0	—	0	—
Stuart W. Sanderson(19)	27,905	*	1,592	2,588	26,313	*	25,317	*

*	Represents beneficial ownership of less than 1%.

(1)	The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner.

(2)	Includes:

(i)	6,012,063 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock and 1,647,726 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock held of record by ABS Capital Partners IV, L.P.;

(ii)	201,290 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock and 55,167 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock held of record by ABS Capital Partners IV-A, L.P.;

(iii)	345,295 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock and 94,634 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock held of record by ABS Capital Partners IV Offshore, L.P.; and

(iv)	235,428 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock and 64,524 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock held of record by ABS Capital Partners IV Special Offshore, L.P. (together with ABS Capital Partners IV, L.P., ABS Capital Partners IV-A, L.P. and ABS Capital Partners IV Offshore, L.P., the “ABS Entities”).

ABS Partners IV, L.L.C. is the general partner of the ABS Entities and has voting and dispositive power over these shares, which is shared by the managing members of ABS Partners IV, L.L.C., including Mr. Goswami and Ms. Witt. Each of Mr. Goswami and Ms. Witt disclaims beneficial ownership of these shares except to the extent of his or her respective pecuniary interests. None of the ABS Entities are obligated to sell the number of shares indicated, and the ABS Entities may elect to sell a lower number of shares or no shares at all. The address for these entities is 400 East Pratt Street, Suite 910, Baltimore, Maryland 21202.

(3)	Includes (i) 178,159 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock and 2,417 shares of common stock held of record by Seligman Communications and Information Fund, Inc., (ii) 35,631 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock and 483 shares of common stock held of record by Seligman Investment Opportunities (Master) Fund-NTV Portfolio, (iii) 520,226 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock and 7,058 shares of common stock held of record by Seligman Investment Opportunities (Master) Fund-NTV II Portfolio, and (iv) 156,781 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock and 2,127 shares of common stock held of record by Seligman New Technologies Fund, Inc. These shares may be deemed to be beneficially owned by J. & W. Seligman & Co. Inc., the investment manager of these entities. The address for the Seligman entities is 100 Park Avenue, New York, New York 10017.

(4)	Represents shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock. These shares may be deemed to be beneficially owned by LSC II, LLC, the general partner of LSC Fund II, L.P. The address for LSC Fund II, L.P. and LSC II, LLC is 100 Pine Street, Suite 1850, San Francisco, California 94111.

(5)	Includes 266,871 shares of common stock representing 1.45% of the fully diluted shares outstanding immediately prior to this offering that are to be granted to Mr. Goodermote upon completion of this offering, assuming the grant was made on October 31, 2006 and including 73,389 shares that are expected to be withheld to satisfy certain tax obligations, and 453,893 shares issuable upon exercise of options that are exercisable within 60 days of October 31, 2006, which includes 285,137 shares issuable upon exercise of options that have accelerated vesting upon completion of this offering.

(6)	Includes 25,510 shares of common stock issuable upon exercise of options that are exercisable within 60 days of October 31, 2006.

(7)	Includes 4,883 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock, 10,204 shares of common stock and 170,224 shares of common stock issuable upon exercise of options that are exercisable within 60 days of October 31, 2006.

(8)	Includes 1,805 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock, 1,892 shares of common stock issuable upon the conversion of shares of Series C convertible stock, 358,901 shares of common stock and 416,888 shares of common stock issuable upon exercise of options that are exercisable within 60 days of October 31, 2006.

(9)	Includes 4,984 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock and 146,836 shares of common stock issuable upon exercise of options that are exercisable within 60 days of October 31, 2006.

(10)	Includes 6,230 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock and 146,195 shares of common stock issuable upon exercise of options that are exercisable within 60 days of October 31, 2006.

(11)	Includes 4,415 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock and 92,465 shares of common stock issuable upon exercise of options that are exercisable within 60 days of October 31, 2006.

(12)	The shares of common stock shown as beneficially owned by all directors and executive officers as a group include (i) options to purchase 1,150,208 shares of common stock exercisable within 60 days of October 31, 2006, and (ii) as further described in footnote 5 to this table, 266,871 shares of common stock issuable to Dean Goodermote upon the completion of this offering, assuming the grant was made on October 31, 2006 and including 73,389 shares that are expected to be withheld to satisfy certain tax obligations, and 285,137 shares of common stock issuable upon exercises of options held by Dean Goodermote that have accelerated vesting upon the completion of this offering.

(13)	Includes 111,831 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock.

(14)	Includes 93,768 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock. All of the shares of common stock shown as beneficially owned by Mr. Folino are held by the Folino Revocable Living Trust for which Mr. Folino serves as trustee and exercises sole voting and investment power.

(15)	Includes 274,966 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock.

(16)	Includes 4,954 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock and 115,135 shares of common stock issuable upon exercise of options that are exercisable within 60 days of October 31, 2006. Mr. Lesh is our Vice President of Professional Services and Support, a position he has held since he joined our company in June 2001.

(17)	Includes 274,966 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock.

(18)	Includes 1,083 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock. Mr. Meyers was an executive officer of Double-Take Software from 1991 until March 2005, during which time he held a variety of positions with us, including Chief Operating Officer and Chief Financial Officer.

(19)	Includes 9,031 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock summarizes provisions of our amended and restated certificate of incorporation and bylaws as they will be in effect upon completion of the offering. As of the date of this prospectus, our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 22,833,773 shares of preferred stock, $0.001 par value per share, of which 14,451,572 shares are designated as Series B convertible preferred stock and 8,382,201 shares are designated as Series C convertible preferred stock. Immediately after completion of this offering, after giving effect to the conversion of our outstanding preferred stock and the effectiveness of our amended and restated certificate of incorporation, our authorized capital stock will consist of 130,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of undesignated preferred stock, $0.01 par value per share. Immediately after completion of the offering, 20,502,779 shares of common stock and no shares of preferred stock will be outstanding.

Common Stock

Holders of common stock are entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

•	to receive, on a pro rata basis, dividends and distributions, if any, that the board of directors may declare out of legally available funds; and

•	upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

The holders of our common stock are entitled to receive dividends as they may be lawfully declared from time to time by our board of directors, subject to any preferential rights of holders of any outstanding shares of preferred stock. Any dividends declared on the common stock will not be cumulative.

The holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock is not subject to future calls or assessments by us.

Except as otherwise required by law, holders of the common stock, as such, are not entitled to vote on any amendment to our certificate of incorporation, including the certificate of designation of any series of preferred stock, that relates solely to the terms of one or more outstanding series of preferred stock, if the holders of the affected series are entitled, either voting separately or together with the holders of one or more other affected series, to vote on such amendment under the certificate of incorporation, including the certificate of designation of any series of preferred stock, or under the Delaware General Corporation Law.

Before the date of this prospectus, there has been no public market for the common stock. We expect that the shares of our common stock will be approved for quotation on The NASDAQ Stock Market, subject to notice of issuance, under the symbol “DBTK.”

Continental Stock Transfer & Trust will serve as the transfer agent and registrar for the common stock.

Preferred Stock

Under our certificate of incorporation, the board of directors has the authority, without further action by our stockholders, except as described below, to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Upon completion of the offering, no shares of our authorized preferred stock will be outstanding. Because the board of directors has the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of the common stock, which could adversely affect the holders of the common stock and could discourage a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Warrants

Upon completion of this offering, we will have outstanding warrants to purchase:

•	117,347 shares of our common stock at an exercise price of $1.84 per share; and

•	45,918 shares of our common stock at an exercise price of $2.94 per share.

The warrants expire on dates ranging from March 19, 2007 to October 16, 2013 and provide for adjustments in the exercise price and number of shares issuable upon exercise in the event of stock splits, reclassifications, exchanges, substitutions or other changes in our capital structure as well as some types of consolidations, mergers or asset sales. The exercise price of these warrants is also subject to adjustment if we issue or sell shares of our common stock, or securities convertible into our common stock, for consideration per share less than the exercise price of the warrants immediately prior to that issuance or sale.

Anti-Takeover Effect of Our Charter and Bylaw Provisions

Our certificate of incorporation and bylaws will contain provisions that could make it more difficult to complete an acquisition of Double-Take Software by means of a tender offer, a proxy contest or otherwise.

No Stockholder Action by Written Consent.  The certificate of incorporation provides that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by the board of directors. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Stockholder Advance Notice Procedure.  Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The bylaws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the stockholder’s intention to do so. To be timely, the stockholder’s notice must be delivered to or mailed and received by us not less than 60 days before the meeting, except that if we provide stockholders with less than 75 days’ notice or prior public disclosure of the date of the meeting, we must receive the notice not later than the close of business on the tenth day following the day on which we provide the notice or public disclosure. The notice must include the following information:

•	the name and address of the stockholder who intends to make the nomination and the name and address of the person or persons to be nominated or the nature of the business to be proposed;

•	a representation that the stockholder is a holder of record of our capital stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons or to introduce the business specified in the notice;

•	if applicable, a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination is to be made by the stockholder;

•	such other information regarding each nominee or each matter of business to be proposed by such stockholder as would be required to be included in a proxy statement filed under the SEC’s proxy rules if the nominee had been nominated, or intended to be nominated, or the matter had been proposed, or intended to be proposed, by the board of directors; and

•	if applicable, the consent of each nominee to serve as a director if elected.

We may require any proposed nominee to furnish such other information as we may reasonably require to determine the eligibility of such proposed nominee to serve as one of our directors.

Section 203 of the Delaware General Corporation Law.  We are subject to Section 203 of the Delaware General Corporation Law, which, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•	before that time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation of the corporation with the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person. Because the ABS Entities acquired their shares prior to this offering, Section 203 is currently inapplicable to any business combination or transaction with the ABS Entities or their affiliates.

The application of Section 203 may make it difficult and expensive for a third party to pursue a takeover attempt we approve even if a change in control of us would be beneficial to the interests of our stockholders.

Majority Voting Provisions for Director Elections

Under our bylaws, election of directors will be by a majority of votes cast, or a plurality in the case where there are more director candidates for election than seats to be filled. A director who fails to achieve a majority of votes cast in an uncontested election will be required to offer irrevocably to resign from the board of directors, and the remaining directors will determine whether to accept the resignation. Vacancies created by resignations or otherwise may be filled by vote of the remaining directors.

Limitation of Liability and Indemnification

Our certificate of incorporation limits the personal liability of our board members for breaches by them of their fiduciary duties. Our bylaws also require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; and

•	any transaction from which the director derived an improper personal benefit.

Such a limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

In accordance with Delaware law, our bylaws permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under Delaware law. We currently maintain liability insurance for our directors and officers.

We intend to enter into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us or in our right, arising out of such person’s services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements will help us to attract and retain qualified persons as directors and executive officers.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the offering, we will have outstanding 20,502,779 shares of common stock. Of these shares, the 7,500,000 shares to be sold in the offering, plus any shares issued upon exercise of the underwriters’ overallotment option, will be freely tradable in the public market without restriction under the Securities Act, unless the shares are held by “affiliates” of Double-Take Software, as that term is defined in Rule 144 under the Securities Act.

The remaining 13,002,779 shares of common stock outstanding upon completion of the offering will be “restricted securities,” as that term is defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration, such as the exemption afforded by Rule 144.

The following table sets forth the approximate number of shares becoming eligible for future sale and when they will be available for sale under Rule 144 or after the expiration of the lockup agreements described below:

Approximate Additional
Number of Shares Becoming
Days after Date of this Prospectus	Eligible for Future Sale

On Effectiveness	1,510,636
90 days	10,462
180 days*	11,214,810
After 180 days*	266,871

*	180 days corresponds to the lockup period described below in “— Lockup Agreements.” This lockup period may be shortened or lengthened under certain circumstances as described in that section.

Lockup Agreements.  Under lockup agreements with the underwriters, all of our executive officers and directors and some of our other existing stockholders have agreed not to sell or transfer any shares of common stock for a period of 180 days after the date of this prospectus. Under these lockup agreements, 11,481,681 shares of our common stock, including shares of common stock issued upon conversion of the Series B and C convertible preferred stock immediately before completion of the offering, are subject to lockup agreements. These shares represent approximately 56.0% of our common shares outstanding upon completion of the offering and 88.4% of the common shares outstanding that were not sold in the offering. We have entered into a similar lockup agreement with the underwriters. Cowen and Company, LLC and Thomas Weisel Partners LLC, as the representatives of the underwriters, may consent to the release of all or any portion of the shares subject to lockup agreements at any time without notice to our other stockholders or to any public market in which our common stock trades. The representatives of the underwriters have advised us that they do not have a current intention to consent to the release of any of the shares subject to lockup agreements.

We and these stockholders have agreed in the lockup agreements not directly or indirectly to:

•	offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any shares of our common stock or securities convertible into or exercisable or exchangeable into our common stock;

•	enter into any swap, hedge or similar agreement or arrangement that transfers in whole or in part, the economic risk of ownership of our common stock or securities convertible into or exercisable or exchangeable into our common stock;

•	engage in any short selling of our common stock; and

•	request or demand that we file a registration statement related to the common stock.

Notwithstanding the foregoing, if the 180th day after the date of this prospectus occurs within 17 days following an earnings release by us or the occurrence of material news or a material event related to us, or if we intend to issue an earnings release within 16 days following the 180th day, the 180-day period will be extended to the 18th day following such earnings release or the occurrence of the material news or material event unless such extension is waived by the underwriters

These lockup provisions generally apply to common stock owned now or acquired later by the persons executing the agreement.

The restrictions in the foregoing lockup agreements will not apply to transfers by stockholders of common stock to immediate family members, partners, limited liability company members, affiliates, family trusts, charities or educational institutions in dispositions other than for value, or to transfers by gift, will or intestate succession. Each transferee of our common stock subject to the lockup provisions will be required to execute and deliver a lockup agreement containing substantially the terms described above.

Each transferee of our common stock subject to the lockup provisions will be required to execute and deliver a lockup agreement containing substantially the terms described above.

In addition, the lockup agreement we have signed provides that we may take specified actions without restriction under the agreement, including the following:

•	issuing common stock or options pursuant to employee benefit plans;

•	issuing common stock upon exercise of outstanding options or warrants; and

•	filing registration statements on Form S-8.

Sales Under Rule 144.  The following shares will be eligible for sale in the public market at the following times:

•	as of the date of this prospectus, approximately 6,520,003 shares of common stock are eligible for sale in the public market without restriction pursuant to Rule 144(k), of which 1,284,831 are not subject to a lockup agreement described above;

•	ninety days after the date of this prospectus, approximately 47,258 shares of common stock will be eligible for sale in the public market, of which 10,462 are not subject to a lockup agreement described above; and

•	the remaining 266,871 shares of common stock will be eligible for sale under Rule 144 from time to time upon the expiration of Rule 144’s one-year holding period.

Of the 13,002,779 shares of common stock that will be outstanding after the offering in addition to the shares being sold, 11,481,681 shares are subject to the lockup agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

In general, under Rule 144, a person who has beneficially owned restricted shares of common stock for at least one year would be entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock, which will total approximately 204,903 shares immediately after completion of the offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice with the SEC with respect to the sale.

Sales under Rule 144 are also subject to manner of sale and notice requirements and to the availability of current public information about Double-Take Software. Under Rule 144(k), a person that has not been our affiliate at any time during the three months before a sale and that has beneficially owned the shares proposed to be sold for at least two years may sell these shares without complying with the volume, manner of sale and other conditions of Rule 144.

Sales Under Rule 701.  In general, under Rule 701 of the Securities Act as currently in effect, each of our directors, officers, employees, consultants or advisors who purchased shares from us before the date of this prospectus in connection with a compensatory stock plan or other written compensatory agreement is eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with restrictions, including the holding period, contained in Rule 144.

Registration Rights.  We have granted some of our stockholders registration rights with respect to their shares of common stock. Upon completion of this offering, 9,202,329 shares of our common stock, representing 44.9% of our outstanding common stock immediately after completion of the offering, are entitled to the benefits of these registration rights. These registration rights include:

•	demand registration rights, in which these stockholders are entitled to require us to register the sale of their shares under the Securities Act on up to three occasions on SEC Form S-1 and on an unlimited number of occasions on SEC Form S-3 beginning six months after this offering; and

•	piggyback registration rights, in which the stockholders with the registration rights are entitled to require us to include their shares in a registration of our securities for sale by us or by other security holders.

These registration rights may not be exercised during the 180-day lockup period under the lockup agreements. In addition, these registration rights are subject to various conditions, including notice requirements, timing restrictions and volume limitations that may be imposed by the underwriters of an offering. We generally are required to bear all fees and expenses of these registrations, except for underwriting discounts and commissions. In addition, we will indemnify the selling stockholders in such transactions. For additional information about the registration rights granted to our shareholders, see “Certain Relationships and Related Transactions — Amended and Restated Registration Rights Agreement.”

Registration Statement on Form S-8.  As soon as practicable after this offering, we intend to file a registration statement on Form S-8 under the Securities Act to cover shares of our common stock subject to options outstanding or reserved for issuance under our equity incentive plans and shares of our common stock issued upon the exercise of options by employees. None of the shares registered on Form S-8 that are subject to lockup agreements will be eligible for resale until expiration or termination of the lockup agreements. Those shares not subject to lockup agreements would be eligible for sale immediately following effectiveness of the Form S-8, regardless of Rule 144 holding periods.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of some U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of shares of our common stock purchased pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a “U.S. person,” as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a “non-U.S. holder.” This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, judicial opinions, administrative pronouncements and published rulings of the U.S. Internal Revenue Service, or IRS, all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in U.S. federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the statements made in the following summary, and there can be no complete assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

This summary is limited to non-U.S. holders who purchase shares of our common stock issued pursuant to this offering and who hold our common stock as a capital asset, which is generally property held for investment. This summary also does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under U.S. federal estate or gift tax laws, except as specifically described below. In addition, this summary does not address tax considerations that may be applicable to an investor’s particular circumstances nor does it address the special tax rules applicable to special classes of non-U.S. holders, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or other entities treated as partnerships for U.S. federal income tax purposes;

•	U.S. expatriates;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of shares of our common stock.

For purposes of this discussion, a U.S. person means a person who is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, or partnership, including any entity treated as a partnership for U.S. federal income tax purposes, created or organized under the laws of the United States, any state within the United States, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all of its substantial decisions, or other trusts considered U.S. persons for U.S. federal income tax purposes.

THE FOREGOING SUMMARY DOES NOT CONSTITUTE TAX ADVICE, AND, UNDER APPLICABLE U.S. TREASURY REGULATIONS, WE ARE REQUIRED TO INFORM YOU THAT THE INFORMATION CONTAINED HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED TO AVOID PENALTIES IMPOSED UNDER THE INTERNAL REVENUE CODE. ACCORDINGLY, YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

If distributions are paid on shares of our common stock, the distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, the adjusted tax basis of your shares in our common stock. Any remainder will constitute gain on the common stock. Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder, the dividend will not be subject to any withholding tax, provided certification requirements are met, as described below, but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate holder under certain circumstances also may be subject to a branch profits tax equal to 30%, or such lower rate as may be specified by an applicable income tax treaty, of a portion of its effectively connected earnings and profits for the taxable year.

To claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor forms as the IRS designates, prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of shares of our common stock unless any one of the following is true:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a U.S. permanent establishment or a fixed base maintained by such non-U.S. holder;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of (1) the period during which the non-U.S. holder held our common stock or (2) the 5-year period ending on the date such holder disposes of our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, we cannot assure you that we will not become a USRPHC in the future. As long as our common stock is regularly traded on an established securities market, however, it will not be treated as a United States real property interest, in general, with respect to any non-U.S. holder that holds no more than 5% of such regularly traded common stock. If we are determined to be a USRPHC and the foregoing exception does not apply, a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a disposition of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally but will generally not be subject to withholding. Corporate holders also may be subject to a branch profits tax on such gain. Gain described in the second bullet point above will be subject to a flat 30% U.S. federal income tax, which may be offset by U.S. source capital losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

U.S. Federal Estate Taxes

Shares of our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder are considered U.S. situs assets and will be included in the individual’s estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the gross amount of distributions on our common stock paid to such non-U.S. holder and the tax withheld with respect to those distributions. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

Backup withholding generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the holder has provided the required certification that it is not a U.S. person, or if other requirements are met. Dividends paid to a non-U.S. holder who fails to certify status as a non-U.S. person in accordance with the applicable U.S. Treasury regulations generally will be subject to backup withholding at the applicable rate, which is currently 28%. Dividends paid to non-U.S. holders subject to the 30% withholding tax described above under “Dividends,” generally will be exempt from backup withholding.

Payments of the proceeds from a disposition or a redemption effected outside the United States by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, generally will apply to such a payment if the broker has specified types of connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies under penalties of perjury that it is not a U.S. person and satisfies other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability if required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us and the selling stockholders the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. Cowen and Company, LLC, Thomas Weisel Partners LLC, CIBC World Markets Corp. and Pacific Crest Securities Inc. are the representatives of the underwriters.

Number of
Name	Shares

Cowen and Company, LLC
Thomas Weisel Partners LLC
CIBC World Markets Corp.
Pacific Crest Securities Inc.

Total	7,500,000

Cowen and Company, LLC and Thomas Weisel Partners LLC are acting as joint bookrunning managers for the underwriting syndicate. As joint bookrunning managers, both Cowen and Company, LLC and Thomas Weisel Partners LLC are responsible for recording a list of potential investors that have expressed an interest in purchasing shares of our common stock.

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby on a firm commitment basis may be terminated in the event of a material adverse change in economic, political or financial conditions. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriting agreement provides that decisions of the underwriters regarding various matters will be made jointly by Cowen and Company, LLC and Thomas Weisel Partners LLC as joint bookrunning managers. The most significant of these matters include procedures regarding the closing of the offering, whether or not to exercise the overallotment option, whether to grant a waiver to us or certain of our shareholders from lock-up agreements, and whether or not to terminate the underwriters’ obligation to purchase the shares from us and the selling stockholders.

We and the selling stockholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof. The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Overallotment Option to Purchase Additional Shares.  The selling stockholders have granted an option to the underwriters to purchase up to 1,125,000 additional shares of common stock at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the sale of common stock offered hereby. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from the selling stockholders in approximately the same proportion as shown in the table above.

Discounts and Commissions.  The following table shows the public offering price, underwriting discount and proceeds, before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
		Without	With
	Per Share	Overallotment	Overallotment

Public offering price
Underwriting discounts and commissions payable to us

Proceeds, before expenses, to us

Proceeds, before expenses, to selling stockholders

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $3.0 million and are payable by us.

We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $     per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

Discretionary Accounts.  The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

Market Information.  Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

We have applied for the quotation of our common stock on The NASDAQ Stock Market under the symbol “DBTK.”

Stabilization.  In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Overallotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any short position by exercising their overallotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the overallotment option. If the underwriters sell more shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Stock Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making.  In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on The NASDAQ Stock Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Lockup Agreements.  Pursuant to certain “lockup” agreements, we and our executive officers, directors and certain of our other stockholders have agreed, subject to certain exceptions, not to offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Cowen and Company, LLC and Thomas Weisel Partners LLC, for a period of 180 days after the date of the pricing of the offering. The 180-day restricted period will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Cowen and Company, LLC and Thomas Weisel Partners LLC may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreements.

There are no agreements between Cowen and Company, LLC, Thomas Weisel Partners LLC and any of our shareholders, optionholders or affiliates releasing them from these lockup agreements prior to the expiration of the 180-day lockup period. In considering any request to release shares subject to a lockup agreement, Cowen and Company, LLC and Thomas Weisel Partners LLC will consider the facts and circumstances relating to a request at the time of the request, which may include, among other factors, the shareholder’s reason for requesting the release, the number of shares for which the release is being requested and market conditions at that time.

This lockup provision generally applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions permit us, among other things and subject to restrictions, to: (a) issue common stock or options pursuant to employee benefit plans, (b) issue common stock upon exercise of outstanding options or warrants, or (c) file registration statements on Form S-8. The exceptions permit parties to the “lockup” agreements, among other things and subject to restrictions, to: (a) participate in transfers or exchanges involving common stock or securities convertible into common stock or (b) make certain gifts. In addition, the lockup provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

Electronic Offer, Sale and Distribution of Shares.  A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships.  Certain of the underwriters and their affiliates may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates in the ordinary course of business for which they may in the future receive customary fees.

LEGAL MATTERS

The legal validity of the shares of common stock offered by this prospectus will be passed upon for Double-Take Software by Hogan & Hartson L.L.P., Baltimore, Maryland. Hogan & Hartson L.L.P. has in the past provided, and may continue to provide, legal services to ABS Capital Partners and its affiliates. Hogan & Hartson L.L.P. owns a limited partnership interest of less than 1% in ABS Capital Partners IV, L.P., which is a principal stockholder of Double-Take Software. Selected legal matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, New York, New York.

EXPERTS

The financial statements of Double-Take Software, Inc. at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005, and the financial statement schedules included in this prospectus have been so included in reliance on the report of Eisner LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Sunbelt System Software (which was renamed Double-Take Software S.A.S.) as of December 31, 2005 and 2004 and for the two years in the period ended December 31, 2005 included in this prospectus are included in reliance upon the report of Ernst & Young Audit, independent auditors, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the common stock to be sold in the offering. This prospectus does not contain all of the information contained in the registration statement. For further information about us and our common stock, we refer you to the registration statement. For additional information, please refer to the exhibits and schedules that have been filed with our registration statement on Form S-1. Statements in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to that exhibit. Each statement in this prospectus relating to a contract or document filed as an exhibit to the registration statement is qualified by the filed exhibit.

Upon completion of the offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, all or any portion of the registration statement or any other information that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information concerning the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, will also be available to the public on the SEC’s Internet site at http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Page

Double-Take Software, Inc.:
Consolidated Historical Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2005 and 2004 and as of September 30, 2006 (unaudited)	F-3
Statements of Operations for the years ended December 31, 2005, 2004 and 2003 and for the nine months ended September 30, 2006 and 2005 (unaudited)	F-4
Statement of Changes in Stockholders’ Deficit for the years ended December 31, 2005, 2004 and 2003 and the nine months ended September 30, 2006 (unaudited)	F-5
Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003 and the nine months ended September 30, 2006 and 2005 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
Schedule II — Valuation and Qualifying Accounts	F-36

Sunbelt System Software (subsequently renamed Double-Take Software S.A.S.):
Consolidated Financial Statements (denominated in Euros):
Report of independent auditors	F-38
Consolidated Balance sheets as of December 31, 2005 and 2004 and as of March 31, 2006 (unaudited)	F-39
Consolidated Statements of Operations for the years ended December 31, 2005 and 2004 and for the three months ended March 31, 2006 (unaudited) and March 31, 2005 (unaudited)	F-40
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2005 and 2004 and for the three months ended March 31, 2006 (unaudited)	F-41
Consolidated Statements of Cash Flows for the years ended December 31, 2005 and 2004 and for the three months ended March 31, 2006 (unaudited) and March 31, 2005 (unaudited)	F-42
Notes to the Consolidated Financial Statements	F-43

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Double-Take Software, Inc. (formerly NSI Software, Inc.)

We have audited the accompanying balance sheets of Double-Take Software, Inc. (formerly NSI Software, Inc., the “Company”) as of December 31, 2005 and 2004 and the related statements of operations, changes in stockholders’ deficit and cash flows for each of the years in the three-year period ended December 31, 2005. Our audits also include the financial statement schedule — Valuation and Qualifying Accounts (Schedule II). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Double-Take Software, Inc. (formerly NSI Software, Inc.) as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Eisner LLP

New York, New York
March 27, 2006,
with respect to Note N(1), May 23, 2006, the seventh paragraph of Note I, August 7, 2006, and the third paragraph of Note A(1), November 3, 2006

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

				Pro Forma
	December 31,		September 30,	September 30,
	2005	2004	2006	2006
			(unaudited)	(unaudited)

ASSETS (Note B)
Current assets:
Cash and cash equivalents	$8,341	$5,831	$10,438	$213
Accounts receivable, net of allowance for doubtful accounts of $274, $200 and $486 at December 31, 2005, 2004 and September 30, 2006, respectively	7,982	5,493	11,244	11,244
Inventory	—	—	12	12
Prepaid expenses and other current assets	345	348	1,103	1,103

Total current assets	16,668	11,672	22,797	12,572
Property and equipment — at cost, net of accumulated depreciation of $1,400, $1,954 and $2,533 in 2005, 2004 and September 30, 2006, respectively	1,864	1,573	2,520	2,520
Customer relationships, net of accumulated amortization of $161 at September 30, 2006	—	—	1,831	1,831
Marketing relationships, net of accumulated amortization of $88 at September 30, 2006	—	—	2,179	2,179
Other assets	58	73	1,584	1,584

Total assets	$18,590	$13,318	$30,911	$20,686

LIABILITIES, REDEEMABLE SHARES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,537	$2,111	$1,414	$1,414
Accrued expenses	6,825	1,760	5,151	5,151
Accrued purchase price	—	—	3,026	3,026
Other liabilities	—	—	152	152
Deferred revenue	10,562	7,304	14,658	14,658

Total current liabilities	18,924	11,175	24,401	24,401

Long-term deferred revenue	2,887	1,607	3,778	3,778
Long-term deferred rent	518	610	434	434
Long-term capital lease obligations	7	38	22	22

Total long-term liabilities	3,412	2,255	4,234	4,234

Total liabilities	22,336	13,430	28,635	28,635

Redeemable shares:
Redeemable convertible Series B preferred stock; 14,451,572 shares authorized; 13,633,334 shares issued and outstanding at December 31, 2005, 2004 and September 30, 2006; redemption value of $46,663, $44,627, and $48,296 at December 31, 2005 and 2004 and September 30, 2006, respectively	42,184	34,839	47,802	—
Redeemable convertible Series C preferred stock; 8,382,201 shares authorized; 7,772,094, 7,717,398 and 7,840,092 shares issued and outstanding at December 31, 2005, 2004 and September 30, 2006, respectively, redemption value of $8,361, $7,764, and $9,045 at December 31, 2005, 2004 and September 30, 2006, respectively.	8,377	7,650	9,025	—

Total redemption value	50,561	42,489	56,827	—

Stockholders’ deficit
Common stock, $.001 par value; 100,000,000 shares authorized; 3,789,292, 3,787,808, and 3,795,478 shares issued and outstanding at December 31, 2005, 2004 and September 30, 2006, respectively.	4	4	4	15
Additional paid-in capital	42,931	48,168	39,826	86,417
Accumulated deficit	(97,242)	(90,773)	(94,358)	(94,358)
Cumulative translation adjustment	—	—	(23)	(23)

Total stockholders’ deficit	(54,307)	(42,601)	(54,551)	(7,949)

Total liabilities, redeemable shares and stockholders’ deficit	$18,590	$13,318	$30,911	20,686

See notes to financial statements

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

				Nine Months Ended
	Year Ended December 31,			September 30,
	2005	2004	2003	2006	2005
				(unaudited)	(unaudited)

Revenue:
Software licenses	$26,222	$19,943	$16,283	$26,240	$18,341
Maintenance and professional services	14,488	9,895	7,650	15,547	10,540

Total revenue	40,710	29,838	23,933	41,787	28,881

Cost of revenue:
Software licenses	38	559	1,426	1,329	31
Maintenance and professional services	4,357	3,694	3,103	4,426	3,214

Total cost of revenue	4,395	4,253	4,529	5,755	3,245

Gross profit	36,315	25,585	19,404	36,032	25,636

Operating expenses:
Sales and marketing	17,191	16,188	13,654	15,591	12,645
Research and development	9,748	8,717	6,373	7,749	7,292
General and administrative	6,730	5,666	5,253	6,371	5,268
Depreciation and amortization	805	527	1,617	1,094	570
Legal fees and settlement costs	5,671	1,755	200	—	1,040

Total operating expenses	40,145	32,853	27,097	30,805	26,815

Operating income (loss)	(3,830)	(7,268)	(7,693)	5,227	(1,179)
Interest income	83	7	19	213	35
Interest expense	(36)	(765)	(341)	(69)	(21)
Foreign exchange gains	—	—	—	79	—

Income (loss) before income taxes	(3,783)	(8,026)	(8,015)	5,450	(1,165)
Income tax expense	—	—	—	403	—

Net income (loss)	(3,783)	(8,026)	(8,015)	5,047	(1,165)
Accretion on redeemable shares:
Series B	(5,310)	(5,310)	(4,928)	(3,983)	(3,983)
Series C	(22)	(4)		(17)	(17)
Beneficial conversion feature-Series B	—	—	(1,194)
Dividends on Series B	(2,035)	(1,882)	(1,637)	(1,636)	(1,507)
Dividends on Series C	(651)	(147)	—	(527)	(481)

Net loss attributable to common stockholders	$(11,801)	$(15,369)	$(15,774)	$(1,116)	$(7,153)

Net loss per share attributable to common stockholders:
Basic and diluted	$(3.11)	$(4.06)	$(4.17)	$(0.29)	$(1.89)

Weighted-average number of shares used in per share amounts:
Basic and diluted	3,789	3,786	3,786	3,794	3,788

Unaudited pro forma net income (loss) attributable to common stockholders per share:
Basic	$(0.26)			$0.33

Diluted	$(0.26)			$0.29

Unaudited pro forma weighted average shares used in computing per share amounts:
Basic	14,457			15,141

Diluted	14,457			17,568

See notes to financial statements

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Consolidated Statements of Changes in Stockholders’ Deficit

(in thousands, except share and per share amounts)

						Accumulated
			Additional			Other
	Common Stock		Paid-in	Accumulated	Deferred	Comprehensive
	Shares	Amount	Capital	Deficit	Compensation	Loss	Total

Balance — January 1, 2003	3,785,610	$4	$57,109	$(69,872)	$(322)	$	$(13,081)
Beneficial conversion feature upon reduction in conversion price — Series B	—	—	1,194	(1,194)	—		0
Accretion of difference between carrying amount and redemption price — Series B	—	—	(4,928)	—	—		(4,928)
Redeemable convertible preferred stock dividends — Series B	—	—	—	(1,637)	—		(1,637)
Amortization of deferred compensation	—	—	—	—	168		168
Issuance of warrants in connection with line of credit	—	—	105	—	—		105
Net loss for the year	—	—	—	(8,015)	—		(8,015)

Balance — December 31, 2003	3,785,610	4	53,480	(80,718)	(154)	—	(27,388)
Accretion of difference between carrying amount and redemption price — Series B	—	—	(5,310)	—	—		(5,310)
Redeemable convertible preferred stock dividends — Series B	—	—	—	(1,882)	—		(1,882)
Accretion of difference between carrying amount and redemption price — Series C	—	—	(4)	—	—		(4)
Redeemable convertible preferred stock dividends — Series C	—	—	—	(147)	—		(147)
Exercise of stock options	2,198	—	2	—	—		2
Amortization of deferred compensation	—	—	—	—	154		154
Net loss for the year	—	—	—	(8,026)	—		(8,026)

Balance — December 31, 2004	3,787,808	4	48,168	(90,773)	—	—	(42,601)
Accretion of difference between carrying amount and redemption price — Series B	—	—	(5,310)	—	—		(5,310)
Redeemable convertible preferred stock dividends — Series B	—	—	—	(2,035)	—		(2,035)
Accretion of difference between carrying amount and redemption price — Series C	—	—	(22)	—	—		(22)
Redeemable convertible preferred stock dividends — Series C	—	—	—	(651)	—		(651)
Options issued for services	—	—	94	—	—		94
Exercise of stock options	1,484	—	1	—	—		1
Net loss for the year	—	—	—	(3,783)	—		(3,783)

Balance — December 31, 2005	3,789,292	4	42,931	(97,242)	—	—	(54,307)
Accretion of difference between carrying amount and redemption price — Series B	—	—	(3,983)	—	—		(3,983)
Redeemable convertible preferred stock dividends — Series B	—	—	—	(1,636)	—		(1,636)
Accretion of difference between carrying amount and redemption price — Series C	—	—	(17)	—	—		(17)
Redeemable convertible preferred stock dividends — Series C	—	—	—	(527)	—		(527)
Options issued for services	—	—	889	—	—		889
Exercise of stock options	6,186	—	6	—	—		6
Net income for the period	—	—	—	5,047	—		5,047
Foreign currency translation adjustment	—	—	—	—	—	(23)	(23)

Balance — September 30, 2006 (unaudited)	3,795,478	$4	$39,826	$(94,358)	$—	$(23)	$(54,551)

See notes to financial statements

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Consolidated Statements of Cash Flows

(in thousands, except share and per share amounts)

				Nine Months Ended
	Year Ended December 31,			September 30,
	2005	2004	2003	2006	2005
				(unaudited)	(unaudited)

Cash flows from operating activities:
Net income (loss)	$(3,783)	$(8,026)	$(8,015)	$5,047	$(1,165)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	805	1,042	2,907	848	571
Amortization of intangible assets	—	—	—	249	—
Amortization of debt discount and financing costs	—	83	22	—	—
Amortization of deferred compensation	—	154	168	—	—
Provision for doubtful accounts	100	116	(103)	150	100
Issuance of options for services	94	—	—	1,185	—
Issuance of redeemable convertible Series C preferred to management	54	—	—	102	54
Issuance of redeemable convertible Series C preferred stock as additional interest	—	513	—	—	—
Changes in:
Accounts receivable	(2,590)	232	(2,923)	(315)	(1,699)
Prepaid expenses and other assets	4	(176)	558	37	111
Inventory	—	—	—	1,257	—
Capitalized software development costs	—	—	(739)	—	—
Other assets	15	—	22	(3)	15
Accounts payable and accrued expenses	4,368	838	1,087	(5,961)	(43)
Accrued interest payable	—	50	—	—	—
Due to or from factor	—	—	227	—	—
Other liabilities	—	—	—	(208)	—
Deferred revenue	4,538	4,181	2,438	3,009	3,013
Restricted cash	—	529	—	—	—

Net cash provided by (used in) operating activities	3,605	(464)	(4,351)	5,397	957

Cash flows from investing activities:
Purchase of property and equipment	(1,096)	(1,218)	(497)	(1,232)	(889)
Acquisition of Double-Take EMEA, net of cash acquired	—	—	—	(1,200)	—

Net cash used in investing activities	(1,096)	(1,218)	(497)	(2,432)	(889)
Cash flows from financing activities:
Proceeds (repayments) from revolving line of credit, net	—	(100)	100	—	—
Borrowing under bridge financing	—	2,000	—	—	—
Issuance of redeemable convertible preferred stock — Series B	—	—	1,600	—	—
Costs incurred in issuance of redeemable convertible preferred stock — Series B	—	—	(20)	—	—
Issuance of redeemable convertible preferred stock — Series C	—	5,000	—	—	—
Costs incurred in issuance of redeemable convertible preferred stock — Series C	—	(65)	—	—	—
Costs incurred for public offering	—	—	—	(880)	—
Proceeds from exercise of stock options	1	2	—	6	—
Payment on capital lease obligation	—	—	—	(6)	1

Net cash provided by (used in) financing activities	1	6,837	1,680	(880)	1

Effect of exchange rate changes on cash	—	—	—	12	—
Net increase (decrease) in cash and cash equivalents	2,510	5,155	(3,168)	2,097	69
Cash and cash equivalents — beginning of period	5,831	676	3,844	8,341	5,831

Cash and cash equivalents — end of period	$8,341	$5,831	$676	$10,438	$5,900

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$51	$119	$319	$17	$18
Income taxes	$3	$14	—	$934	$2
Supplemental disclosures of noncash investing and financing activities:
Issuance of preferred stock upon conversion of bridge financing including interest of $50	—	$2,050	—	—	—
Issuance of warrants in connection with revolving line of credit	—	—	$105	—	—
Accrued purchase price payments	—	—	—	$3,026	—
Accrued costs for public offering	—	—	—	$589	—

See notes to financial statements

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

Note A — Organization and Significant Accounting Policies

[1]  The Company:

Double-Take Software, Inc. (formerly NSI Software, Inc.) (the “Company”), a Delaware corporation, is engaged in developing, marketing and supporting data protection software solutions for high availability, disaster recovery and centralized backup. The Company operates in one reportable segment and its revenues are mainly derived from sales of software and related services. Software is licensed by the Company primarily to Distributors, Value Added Resellers (“VARS”) and Original Equipment Manufacturers (“OEMS”), located primarily in the United States and in Europe.

The Company’s preferred stock is redeemable on or after November 12, 2006 at the option of the holder in an amount that exceeds the Company’s available resources. The Company, as of September 30, 2006, had cash and cash equivalents of approximately $10.4 million. The redemption value of Series B and C preferred shares at November 12, 2006 will be approximately $57,700. On October 2, 2006, the holders of a majority of the Series B and Series C Preferred stock agreed to defer their right to redeem such shares until November 12, 2007. The Company does not presently have a plan in place to provide for the funding of the redemption of the preferred stock, which will be approximately $60,800, if requested by the holders subsequent to November 12, 2007 in the event that the proposed public offering does not take place.

All common stock share and common stock per share amounts have been adjusted to give retroactive effect to a 1 for 4.9 reverse stock split. See Note N(3).

[2]  Unaudited financial information:

The accompanying interim balance sheet at September 30, 2006, the statements of operations and cash flows for the nine months ended September 30, 2006 and 2005 and the statement of stockholders’ deficit for the nine months ended September 30, 2006 are unaudited. These unaudited interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company’s management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include all normal recurring adjustments, necessary for the fair presentation of the Company’s statement of financial position at September 30, 2006 and its results of operations and its cash flows for the nine months ended September 30, 2006 and 2005. The results for the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006.

[3]  Unaudited pro forma information:

For purposes of preparing the pro forma information, we have assumed that if the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding will convert into 11,347,662 shares of common stock based on the shares of convertible preferred stock outstanding and accrued dividends at September 30, 2006. Unaudited pro forma stockholders’ equity is set forth in the consolidated balance sheet at September 30, 2006.

The unaudited pro forma balance sheet, unaudited pro forma net income (loss) attributable to common stockholders per share and unaudited pro forma weighted average shares used in computing per share amounts have been presented to give effect to the following events that will occur immediately before or upon the completion of the Company’s initial public offering:

•	the conversion of all outstanding shares of preferred stock into a total of 11,347,662 shares of common stock;

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

•	the payment of $10,225 in satisfaction of the cash amount due to holders of Series B preferred stock upon its conversion into common stock once the initial public offering is completed.

The unaudited pro forma balance sheet has been presented as if each event occurred at September 30, 2006, and the unaudited pro forma net income (loss) attributable to common stockholders per share and unaudited pro forma weighted average shares used in computing per share amounts have been presented as if each event occurred at January 1, 2006.

The following table shows the adjustments to net income (loss) attributable to common stockholders for the periods shown to arrive at the corresponding pro forma net income (loss) attributable to common stockholders:

	Year Ended	Nine Months Ended
	December 31, 2005	September 30, 2006
Net income (loss) attributable to common stockholders	$(11,801)	$(1,116)
Elimination of accretion on preferred stock	5,332	4,000
Elimination of preferred stock dividends	2,686	2,163

Pro forma net income (loss) attributable to common Stockholders	$(3,783)	$5,047

The following tables show the adjustments to the basic and diluted weighted average number of shares used in computing pro forma per share amounts:

	Year Ended	Nine Months Ended
	December 31, 2005	September 30, 2006
Basic weighted average number of shares used in computing per share amounts	3,788,733	3,793,721
Shares issuable upon conversion of outstanding preferred stock	10,668,167	11,347,662

Basic pro forma weighted average number of shares used in computing per share amounts	14,456,900	15,141,383

	Year Ended	Nine Months Ended
	December 31, 2005	September 30, 2006
Diluted weighted average number of shares used in computing per share amounts	3,788,733	3,793,721
Shares issuable upon conversion of outstanding preferred stock	10,668,167	11,347,643
Dilutive effect of common stock equivalents	—	2,426,562

Diluted pro forma weighted average number of shares used in computing per share	14,456,900	17,567,926

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

[4]  Cash and cash equivalents:

The Company considers all highly liquid investments (including commercial paper) purchased with a maturity of 90 days or less to be cash equivalents.

[5]  Accounts receivable and allowance for doubtful accounts:

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit issues. Historically, such losses have been within management’s expectations.

[6]  Fair value of financial instruments:

At December 31, 2005 and 2004 and September 30, 2006, the Company’s financial instruments consist primarily of accounts receivable, and accounts payable. The carrying values of these instruments approximate their fair value, because of their short-term nature.

[7]  Revenue recognition:

The Company derives revenues from two primary sources or elements: software licenses and services. Services include customer support, consulting, installation services and training. A typical sales arrangement includes both of these elements. The Company applies the provisions of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9, and related interpretations to all transactions to determine the recognition of revenue.

For software arrangements involving multiple elements, the Company recognizes revenue using the residual method as described in SOP 98-9. Under the residual method, the Company allocates and defers revenue for the undelivered elements based on relative fair value and recognizes the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue. The determination of fair value of the undelivered elements in multiple element arrangements is based on the price charged when such elements are sold separately, which is commonly referred to as vendor-specific objective-evidence (“VSOE”).

The Company’s software licenses typically provide for a perpetual right to use the Company’s software and are sold on a per-copy basis. The Company recognizes software revenue through direct sales channels and resellers upon receipt of a purchase order or other persuasive evidence and when all other basic revenue recognition criteria are met as described below. Revenue from software licenses sold through an original equipment manufacturer partner is recognized upon the receipt of a royalty report.

Services revenue includes revenue from customer support and other professional services. Customer support includes software updates (including unspecified product upgrades and enhancements) on a when-and-if-available basis, telephone support and bug fixes or patches. Customer support revenue is recognized ratably over the term of the customer support agreement, which is typically one year. To determine the price for the customer support element when sold separately, the Company uses actual rates at which it has previously sold support as established VSOE.

Other professional services such as consulting and installation services provided by the Company are not essential to the functionality of the software and can also be performed by the customer or a third party. Revenues from consulting and installation services are recognized when the services are completed. Training fees are recognized after the training course has been provided. Based on the Company’s analysis

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

of such other professional services transactions sold on a stand-alone basis, the Company has concluded it has established VSOE for such other professional services when sold in connection with a multiple-element software arrangement. The price for other professional services has not materially changed for the periods presented.

The Company has analyzed all of the undelivered elements included in its multiple-element arrangements and determined that VSOE of fair value exists to allocate revenues to services. Accordingly, assuming all basic revenue recognition criteria are met, software revenue is recognized upon delivery of the software license using the residual method in accordance with SOP 98-9.

The Company considers the four basic revenue recognition criteria for each of the elements as follows:

Persuasive evidence of an arrangement with the customer exists.  The Company’s customary practice is to require a purchase order and, in some cases, a written contract signed by both the customer and the Company prior to recognizing revenue on an arrangement.

Delivery or performance has occurred.  The Company’s software applications are usually physically delivered to customers with standard transfer terms such as FOB shipping point. Software and/or software license keys for add-on orders or software updates are typically delivered via email. We recognize software revenue upon shipment to resellers and distributors because there is no right of return or refund and no price protection agreements. In situations where multiple copies of licenses are purchased, all copies are delivered to the customer in one shipment and revenue is recognized upon shipment. Occasionally, the Company enters into a site license with a customer that allows the customer to use a specified number of licenses within the organization. When a site license is sold, the Company delivers a master disk to the customer that allows the product to be installed on multiple servers. The Company has no further obligation to provide additional copies of the software or user manuals. Revenue on site licenses is recognized upon shipment of the master disk to the customer. Sales made by the Company’s Original Equipment Manufacturer (OEM) partners are recognized as revenue in the month the product is shipped. The Company estimates the revenue from a preliminary report received from the OEM shortly after the end of the month. Once the final report is received, the revenue is adjusted to that based on the final report, usually in the following month. Services revenue is recognized when the services are completed, except for customer support, which is recognized ratably over the term of the customer support agreement, which is typically one year.

Vendor’s fee is fixed or determinable.  The fee customers pay for software applications, customer support and other professional services is negotiated at the outset of an arrangement. The fees are therefore considered to be fixed or determinable at the inception of the arrangement.

Collection is probable.  Probability of collection is assessed on a customer-by-customer basis. Each new customer undergoes a credit review process to evaluate its financial position and ability to pay. If the Company determines from the outset of an arrangement that collection is not probable based upon the review process, revenue is recognized on a cash-collected basis.

The Company’s arrangements do not generally include acceptance clauses. However, if an arrangement does include an acceptance clause, revenue for such an arrangement is deferred and recognized upon acceptance. Acceptance occurs upon the earliest of receipt of a written customer acceptance, waiver of customer acceptance or expiration of the acceptance period.

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

[8]  Cost of revenue:

Cost of software revenue.  Cost of software revenue consists primarily of media, manual, translation and distribution costs. Cost of software revenue also has included amortization of internally-developed capitalized software. Because the Company’s recent development initiatives have resulted in a significant decrease in the time and costs incurred between technological feasibility and the point at which the software is ready for general release, the Company no longer capitalizes costs of its internally-developed software. Cost of software related to Double-Take EMEA sales in the period from May 24, 2006 through September 30, 2006 will discontinue upon the sale of Double-Take products on hand on May 23, 2006.

Cost of services revenue.  Cost of services revenue consists primarily of salary and other personnel-related costs incurred in connection with the Company’s provision of maintenance and professional services. Cost of services revenue also includes other allocated overhead expenses for professional services and product support personnel, as well as travel-related expenses for staff to perform work at a customer’s site.

[9]  Property, plant and equipment:

Furniture, equipment and computer hardware are depreciated using the straight-line method over their estimated useful lives of up to three years. Leasehold improvements are amortized by the straight-line method over the shorter of the remaining initial terms of the respective leases or economic useful life.

[10]  Software development costs:

In accordance with SFAS No. 86, the Company capitalizes certain costs associated with the development of the software. Such costs are amortized at the greater of (i) the percentage of sales to date compared to total estimated sales, or (ii) amortized using the straight-line method over the software’s estimated useful lives. Management periodically evaluates the recoverability of capitalized software development costs and write-downs are taken if required. Costs incurred to develop software programs prior to the achievement of technological feasibility are expensed as incurred. The Company’s current process for developing software is essentially completed concurrently with the establishment of technological feasibility and therefore no software development costs have been capitalized for the years ended December 31, 2005, 2004 and the nine months ended September 30, 2006.

[11]  Impairment of long-lived assets:

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company records impairment losses on long-lived assets used in operations or expected to be disposed of when indicators of impairment exist and the cash flows expected to be derived from those assets are less than carrying amounts of those assets. The Company has not recorded any impairment charge for the years ended December 31, 2005, 2004 and 2003 and the nine months ended September 30, 2006 and 2005.

[12]  Advertising expense:

Advertising costs, which include reimbursements to resellers and distributors of $2,648, $2,440 and $1,628, $2,147 and $1,934 for the years ended December 31, 2005, 2004 and 2003, and the nine months ended September 30, 2006 and 2005, respectively, are expensed as incurred. Advertising costs are included in sales and marketing costs.

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

[13]  Income taxes:

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted laws and tax rates that are expected to be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

[14]  Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, costs and expenses during the period. Based on historical experience and current account information, estimates are made regarding provisions for allowances for doubtful accounts receivable, sales discounts and other allowances, depreciation, amortization, and asset valuations. Actual results could differ from those estimates.

[15]  Concentration of credit risk:

The Company grants credit to customers in a wide variety of industries and geographic locations. Credit losses related to these customers have been minimal.

[16]  Foreign Currency Translation

The functional currency of the Company’s foreign operations (see Note N[1]) are the local country’s currency, the Euro. In accordance with SFAS No. 52, Foreign Currency Translation, the assets and liabilities of the Company’s international subsidiaries are translated at their respective period-end exchange rates, and revenues and expenses are translated at average currency exchange rates for the period. The resulting balance sheet translation adjustments are included in “Other comprehensive income (loss)” and are reflected as a separate component of stockholders’ deficit. Foreign currency transaction gains and losses are included in results of operations. To date, the Company has not hedged its exposure to changes in foreign currency exchange rates.

[17]  Comprehensive Income (Loss)

Comprehensive income (loss) includes other comprehensive income and net loss. Other comprehensive income includes certain changes in equity that are excluded from net income (loss). Specifically, cumulative foreign currency translation adjustments are included in accumulated other comprehensive income.

[18]  Stock-based compensation:

Prior to January 1, 2006, the Company accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost for stock options generally was measured as the excess, if any, of the estimated fair value of the Company’s common stock over the amount an employee must pay to acquire the common stock on the date that both the exercise price and the number of shares to be acquired pursuant to the option are fixed. The Company had adopted the

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which was released in December 2002 as an amendment to SFAS No. 123 and used the minimum value method of valuing stock options as allowed for non-public companies.

In December 2004, the Financial Accounting Standards Board, referred to as FASB, issued SFAS No. 123(R), which revised SFAS No. 123 and supersedes the Accounting Principles Board, referred to as APB, Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) focuses primarily on transactions in which an entity obtains employee services in exchange for share-based payments. Under SFAS 123(R), a public entity generally is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with such cost recognized over the applicable requisite service period. In addition, SFAS 123(R) requires an entity to provide certain disclosures in order to assist in understanding the nature of share-based payment transactions and the effects of those transactions on the financial statements. The provisions of SFAS No. 123(R) are required to be applied as of the beginning of the first interim or annual reporting period of the entity’s first fiscal year that begins after December 15, 2005.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, “Share-Based Payment,” using the prospective transition method, which requires the Company to apply its provisions only to awards granted, modified, repurchased or cancelled after the effective date. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 is based on the grant-date fair value of stock option awards granted or modified after January 1, 2006. As the Company had used the minimum value method for valuing its stock options under SFAS 123, all options granted prior to January 1, 2006 continue to be accounted for under APB Opinion No. 25.

As a result of adopting SFAS No. 123R on January 1, 2006, based on the grant-date fair value estimate of employee stock options granted, in the nine months ended September 30, 2006 the Company recognized compensation expense of $317, of which $104 is included in sales and marketing, $115 in research and development, $47 in general and administrative, and $51 in cost of revenue, maintenance and professional services. The grant date fair value of options not yet recognized at September 30, 2006 aggregated approximately $3,299. The Company’s income before provision for income taxes and net income for the nine months ended September 30, 2006 are each $317 less than if the Company had continued to account for stock-based compensation under APB Opinion No. 25. Basic and diluted net loss per share for the nine months ended September 30, 2006 would not have changed if the Company had not adopted SFAS No. 123R.

The Company accounts for stock option grants to non-employees in accordance with SFAS No. 123 and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” which require that the fair value of these instruments be recognized as an expense over the period in which the related services are rendered.

[19]  Net loss per share:

Basic and diluted net loss per share information for all periods is presented under the requirements of SFAS No. 128, “Earnings Per Share.” Basic loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to common

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

stockholders by the weighted-average number of common shares outstanding, adjusted for the dilutive effect, if any, of common stock equivalents.

The following common stock equivalents (in thousands) were excluded from the computation of diluted net income (loss) per share because they had an anti-dilutive impact:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2005	2004	2003	2006	2005

Employee stock options	2,562	2,509	2,508	3,020	2,564
Warrants	163	163	163	163	163
Redeemable convertible preferred stock	10,668	9,829	7,583	11,348	10,442

[20]  Recent accounting pronouncements:

In November 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position FSP 115-1 which addresses the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” The guidance in FSP 115-1 is applied to reporting periods beginning after December 15, 2005. We are required to adopt FSP 115-1 for fiscal years beginning after January 1, 2006. The Company adopted this standard for periods beginning on or after January 1, 2006 and currently does not anticipate that it will have a material impact on its financial statements or disclosures.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” This statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This statement resolves issues addressed in Statement 133, Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, and establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company has not yet determined the impact of the adoption of FAS 155 on its financial statements, if any.

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“FAS 154”). FAS 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented based on the application of the new accounting principle. The statement will require the retrospective application of the impact of the direct effect of changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 carries forward without change the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and changes in accounting estimates. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and requires prospective application. The Company adopted this standard for periods beginning on or after January 1, 2006 and currently does not anticipate that it will have a material impact on its financial statements or disclosures.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29” (“SFAS 153”). SFAS 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for fiscal periods beginning after June 15, 2006 and adopted by the Company in 2006. The Company does not believe that the adoption of SFAS 153 will have a material impact on the Company’s consolidated results of operation or financial condition.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” FAS 151 amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, FAS 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. The Company adopted FAS 151 beginning January 1, 2006. The adoption of FAS 151 did not have a material impact on its financial position and the results of its operations.

Note B —	Revolving Line of Credit

In October 2003, the Company entered into a 12-month revolving line of credit agreement (“Facility”) with a bank which provides for aggregate advances not to exceed the lesser of $4,750 or up to 75% of eligible receivables, as defined. Borrowings under the Facility bear interest at the bank’s prime rate plus 2.5% per annum, subject to an unused line fee of 0.5% annually. The obligations under the Facility are collateralized by substantially all the Company’s assets except its intellectual property. In addition, all present and future indebtedness of the Company to its officers, directors and shareholders are subordinated to borrowings under the line. In connection with entering into the Facility, the Company issued a warrant to the bank to purchase 90,000 shares of its Series B Preferred Stock exercisable at $1.50 per share, subject to adjustment, as defined, expiring in October 2013. The warrant was valued at approximately $105 and was amortized over the 12-month life of the Facility. The Facility contains certain restrictive covenants, including but not limited to, maintenance of minimum tangible net worth and minimum cash or excess availability of $300, both as defined, and other non-financial covenants. In April 2004, in connection with a modification to the Facility, the Company received a waiver for the failure of the Company to comply with the minimum tangible net worth covenant as of December 31, 2003. In September 2005, the Company received a waiver for the failure to comply with the minimum tangible net worth covenant as of December 31, 2004 and for the delivery of audited financial statements.

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

As extended, the Facility matures on April 30, 2007. At December 31, 2005 and September 30, 2006, there was no outstanding borrowing under the Facility. At September 30, 2006, there is an outstanding letter of credit in the amount of $2,000, which was issued in connection with a payment obligation to a provider of information storage systems (see Note G[2]).

Note C —	Property and Equipment

Property and equipment consists of the following:

	December 31,		September 30,
	2005	2004	2006
			(unaudited)

Equipment	$69	$140	$93
Furniture and fixtures	148	228	505
Motor Vehicles	—	—	100
Computer hardware	2,592	2,740	3,757
Leasehold improvements	455	419	598

	3,264	3,527	5,053
Less accumulated depreciation and amortization	1,400	1,954	2,533

	$1,864	$1,573	$2,520

During the years ended December 31, 2005, 2004 and the nine months ended September 30, 2006, the Company recorded depreciation and amortization expense of $805, $527 and $848, respectively.

During 2005, the Company wrote off fully depreciated property and equipment with an original cost of $1,357. As of December 31, 2005, property and equipment with an original cost of $75 is fully depreciated.

Note D — Software Development Costs

Balance — January 1, 2004	$515
Less accumulated amortization	(515)

Balance — December 31, 2004 (net of accumulated amortization)	$—

During the years ended December 31, 2004 and 2003, the Company recorded amortization of software development costs of $515 and $1,290, respectively, and these amounts are included in the cost of software licenses.

Note E — Notes Payable

In June 2004, the Company issued $2,000 of 8% Convertible Promissory Notes as bridge financing in anticipation of a private placement. In October 2004, the notes, including accrued interest of approximately $50 were converted into 2,615,357 shares of Series C Preferred Stock valued at approximately $2,563. The notes, plus all accrued and unpaid interest, were convertible into shares of Series C Preferred Stock at a price equal to 80% of the price of the Series C Preferred Stock sold in the October 2004 private placement (see Note J[1](c)).

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

In connection with the conversion of these notes, the company recorded, for the year ended December 31, 2004, an interest charge of $513 for the incremental value of the Series C Preferred Stock received upon the conversion.

Note F — Provision for Income Taxes

The variances between the Company’s effective income tax rate and the Federal statutory rate are as follows:

	Year Ended December 31,
	2005	2004	2003

Statutory federal income tax expense (benefit) rate	(34)%	(34)%	(34)%
Increase (decrease) in valuation allowance	33%	38%	32%
State taxes (benefit)	(4)%	(4)%	(4)%
Impact of permanent difference	3%	2%	2%
Other	2%	(2)%	4%

Effective income tax expense (benefit) rate	0%	0%	0%

The Company has deferred tax assets related to temporary differences and operating loss carryforwards as follows:

	Year Ended December 31,
	2005	2004

Deferred tax assets:
Current:
Allowance for doubtful accounts	$106	$77
Deferred revenue	318	—
Accrued expenses	1,454	77

Total current deferred tax assets	1,878	154

Non-current:
Fixed assets	$1,465	$2,921
Straight-line rent	236	264
Net operating loss carryforward	24,675	23,732
Sales tax reserve	213	164
Other	11	9

Total non-current deferred tax assets	26,600	27,090

Total deferred tax assets	28,478	27,244
Valuation allowance	(28,478)	(27,244)

Net deferred tax assets	$0	$0

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

At December 31, 2005 and September 30, 2006, the Company has available state net operating loss carryforwards in certain states ranging from approximately $67,000 to $70,000 and $64,500 to $67,500, respectively, depending upon the state, expiring in various amounts beginning in 2006 through 2025. The Company also has available federal net operating loss carryforwards of approximately $69,400 and $66,900 at December 31, 2005 and September 30, 2006, respectively, expiring 2011 through 2025. The utilization of these operating loss carryforwards may be limited based upon changes in ownership as defined in Section 382 of the Internal Revenue Code. The Company’s net deferred tax assets at December 31, 2005, 2004 and September 30, 2006, respectively, have been fully reserved due to uncertainty of realization through future operating results.

The valuation allowance increased by approximately $1,234 and $3,038 in 2005 and 2004, respectively, primarily due to net operating losses.

Note G —	Commitments and Contingencies

[1] Leases:

In September 2001, the Company entered into a lease agreement for its offices in New Jersey which expires in 2011. The Company entered into a lease during 2001 for its location in Indiana which expires in 2010. In March 2003, the Company entered into a sublease agreement for a new location in Massachusetts which expires in 2006. The lease was extended through February 2007. Future minimum annual payments are as follows:

	December 31,	September 30,
	2005	2006
		(unaudited)

2006	$1,552	$639
2007	1,473	1,672
2008	1,467	1,649
2009	1,488	1,555
2010	1,041	1,091
Thereafter	288	413

	$7,309	$7,019

Rent expense under operating leases amounted to approximately $1,538, $1,405 and $1,420 for the years ended 2005, 2004, 2003 and $1,233 and $1,156 for the nine months ended September 30, 2006 and 2005, respectively.

[2] Litigation:

In May 2003, a provider of information storage systems (“Plaintiff”), filed a complaint in the State of California alleging that the Company infringed certain of its patents. In December 2005 the Company and Plaintiff entered into a settlement agreement (the “Settlement Agreement”) wherein all claims and counterclaims were dismissed with prejudice. Under the terms of the Settlement Agreement, the Company made an initial payment to Plaintiff of $3,760 and further agreed to make additional minimum payments aggregating $2,000 which the Company can use towards the purchase or resale of Plaintiff’s products over 4 years. This annual payment obligation is collateralized by a letter of credit.

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

Included in legal fees and settlement costs for the years ended December 31, 2005, 2004 and 2003 and the nine months ended September 30, 2006 and 2005 are costs of $5,671, $1,755, $200, $0 and $1,040, respectively. As of December 31, 2005, the Company has accrued the initial settlement payment and legal costs of $3,860, which are included in accounts payable and accrued expenses.

Note H —	Concentration

The Company sells its products primarily to or through Distributors, VARS and OEMS who in turn sell to end-users of the Company’s products. The Company believes that the loss of any of these reseller/distributors would require the Company to develop other channels to sell its products to end-users.

During the year ended December 31, 2005 and the nine months ended September 30, 2006, one domestic reseller accounted for approximately 19% and 22%, respectively, of net sales and one foreign reseller, which was acquired by the Company on May 23, 2006, accounted for approximately 17% and 15%, respectively, of net sales. The domestic reseller accounted for approximately 30% and 31% of accounts receivable at December 31, 2005, and at September 30, 2006, respectively. The foreign reseller accounted for approximately 23% and 0% of accounts receivable at December 31, 2005, and at September 30, 2006, respectively.

As described in Note L, the Company acquired the foreign reseller in May 2006.

During the year ended December 31, 2004, sales to one domestic and one foreign reseller accounted for approximately 16% and 22%, respectively, of total net sales and approximately 13% and 10%, respectively, of accounts receivable at December 31, 2004.

In addition, the Company had sales to a Series B preferred stockholder, prior to its disposal of its interest in the Company, of $6,598 (20%) for the year ended December 31, 2004. At December 31, 2004, the balance due from such stockholder of approximately $2,028 (36%) was included in accounts receivable.

During the year ended December 31, 2003 one domestic and one foreign reseller accounted for approximately 15% and 21%, respectively, of net sales and approximately 9% and 21%, respectively, of accounts receivable at December 31, 2003.

Note I —	Employment Agreements

In January 2001, the Company entered into a 4-year employment agreement with its former Chief Executive Officer (the “Former CEO”) which provided for a base salary of $250 per annum subject to 10% annual increases, plus bonuses. In connection with the agreement, the officer was granted options to purchase 102,041 shares of common stock at an exercise price of $19.60 per share, which was not less than fair market value on the date of the grant. These options were fully vested as of December 31, 2004.

Subsequently, in March 2005, the Company entered into a separation agreement (the “Separation Agreement”) with the Former CEO. Pursuant to the Separation Agreement, the Former CEO resigned from the Company and its Board of Directors and entered into a two-year arrangement providing for consulting fees of $275 in the first year and $175 in the second year. The Separation Agreement also contains various provisions related to restrictive covenants concerning non-competition, non-disclosure and non-solicitation. In addition, the Separation Agreement provides that the Former CEO may be required to make certain reimbursements to the Company. The reimbursements, if any are required, are collateralized by shares of the Company common stock owned by the Former CEO. Further, the consulting arrangement is cancelable by the Company if the provisions of the Separation Agreement are not met.

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

Under the Separation Agreement, subject to any required repayments being made, the unvested stock options owned by the Former CEO will continue to vest over the term of the consulting arrangement, and thereafter will be exercisable for the remainder of their term. As of December 31, 2005, and as of September 30, 2006, the Former CEO had been awarded the following options:

Number of	Exercise	December 31, 2005		September 30, 2006
Options	Price	Vested	Unvested	Vested	Unvested	Expiring

102,040	$19.60	102,040	—	102,040	—	2010
10,209	$4.90	10,209	—	10,209	—	2011
366,181	$0.93	205,976	160,205	274,635	91,546	2013
6,125	$0.93	2,680	3,445	3,828	2,297	2014
6,637	$1.52	1,244	5,393	2,489	4,148	2015

491,192		322,149	169,043	393,201	97,991

In connection with the modification of the terms of the options granted to the Former CEO and the change in the grantee’s status, the Company recorded a compensation charge of $119 for the year ended December 31, 2005 and $869 for the nine months ended September 30, 2006 based on the estimated fair value of the options during those periods.

On November 2, 2006, the Company entered into a settlement agreement with the Former CEO. Under the terms of the settlement agreement, all actual or potential claims by both the Company and the Former CEO are released and both deny any liability or wrongdoing. Additionally, the consulting agreement with the Former CEO terminated effective October 1, 2006, all unvested stock options immediately vest and the expiration date of the options are set at the earlier of their original expiration date or June 22, 2008. As a result of this agreement, the Company will record an expense related to the acceleration of the vesting of the stock options of $329 during the quarter ending December 31, 2006.

On October 30, 2006, the Company entered into a settlement agreement with its former Chief Operating Officer (the “Former COO”). Under the terms of the settlement agreement, the Former COO agreed to pay $1.2 million to the Company within 5 years of the date of the settlement agreement. The settlement amount bears interest at 4.96% per year compounded semi-annually. In the event of an IPO by the Company, all payments due under the settlement agreement accelerate and will be due within 10 days of the IPO date. Under the terms of the settlement agreement, all actual or potential claims by both the Company and the Former COO are released and both deny any liability or wrongdoing. Because there is substantial doubt about the ultimate collectibility of the settlement amount, income related to the settlement will be recorded only as cash is received.

The employment terms for the Company’s current Chief Executive Officer (“CEO”), as revised in August 2006, provide for annual compensation of $340,000 and provide for certain transaction and IPO related bonuses. Under the terms of his employment, the Company initially granted the CEO options to purchase 380,182 shares of common stock at $1.52 per share, the fair market value on the date of grant. The options vest over 4 years. The CEO subsequently received an additional option grant to purchase 152,073 shares of common stock at $1.96 per share, the then fair market value, and an additional option grant to purchase 38,018 shares of common stock at $1.96 per share, the then fair market value, both of which vest over 4 years. In the event of a change in control, all unvested options will immediately vest and in the event of an IPO, vesting of the initial option grant will be accelerated in full, and vesting of 25% of all other options held by the CEO will be accelerated. In addition, in the event of a change of control or upon an IPO the Company will grant to the CEO shares of common stock equivalent to 1.45% of the

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

fully-diluted shares of common stock outstanding immediately prior to the Change of Control or IPO which will vest immediately. In the event of an IPO, the Company will record a compensation charge on the grant date equal to the fair value of the shares granted to the CEO and, under SFAS 123(R), will record a compensation charge based upon the fair value of the options that are accelerated.

In addition, the Company entered into severance agreements with certain key employees which generally provide for severance if the employee is terminated without cause.

Note J —	Stockholders’ Equity

[1]  Redeemable preferred stock:

(a)  Series A preferred stock:

In November 2002, holders of 2,536,133 shares of Series A Preferred agreed to convert their preferred shares into 646,760 shares of common stock. At December 31, 2005, holders of approximately 2,000,000 shares of Series A Preferred Stock had not submitted their Series A Preferred Stock certificates to the stock transfer agent for the issuance of common stock. However, for legal and accounting treatment purposes, these shares have been deemed as having been submitted and the related common shares shown as issued and outstanding.

(b)  Series B preferred stock:

In November 2002, the Company sold 10,000,000 shares of Series B convertible, redeemable, participating, preferred stock (“Series B Preferred”) at $1.50 (“Original Issue Price”) per share for gross proceeds of $15,000 in a private placement. In connection with the Series B private placement, the Company issued 1,333,333 shares of Series B Preferred at the Original Issue Price upon conversion of 2,233,902 issued and outstanding shares of Series A Preferred. In addition, the Company issued 433,334 shares of Series B Preferred, valued at $650, in repayment of the principal portion of certain notes payable. The Company also issued 800 shares of Series B Preferred as additional interest on a $1,200 bridge loan made to the Company in October 2002 and recorded an interest charge of $1,200 for the value of the Series B Preferred issued. Upon completion of the Series B private placement in November 2002, the Company had 12,566,667 shares of Series B Preferred issued and outstanding with an aggregate Original Issue Price of $18,850. The Company incurred costs of $355 in connection with the Series B Preferred private placement.

Costs incurred in the Series B private placement are being amortized on a straight-line basis through the mandatory redemption date in 2006.

In October 2003, the Company sold an additional 1,066,667 shares of Series B Preferred for gross proceeds of $1,600.

The Series B Preferred has the following designations:

•	Convertible, including accrued dividends at 8% per year (compounded monthly) through the date of conversion or redemption, into common stock at $3.68 per share. In addition, if converted immediately prior to a Liquidation Event (defined to include a sale of the Company, except upon the election of a majority of the holders of the Series C Preferred) or a qualified public offering requiring mandatory conversion, or a public offering not requiring mandatory conversion, then the holders of the Series B are also entitled to a cash payment equal to $0.75 per share (50% of the Original Issue Price).

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

•	Adjustment of Conversion Price — conversion price was to be reduced by 20% if at any time prior to July 1, 2003 the Company failed to meet minimum ending cash balances of $4,000 for each of three consecutive months and achieve aggregate revenues of $18,000 for the nine-month period ended June 30, 2003, or after July 1, 2003, and until the Company is cash flow positive, it failed to maintain a minimum cash balance of $4,000. In 2003, the Company did not meet these requirements and the conversion price was reduced by 20%, resulting in a beneficial conversion feature charge of $1,194.

•	Automatic Conversion — upon a qualified public offering, automatically converts, including accrued dividends, to common stock at $3.68 per share (50% of the Original Issue Price). In addition, the holders of the Series B Preferred are also entitled to a cash payment equal to $0.75 per share (50% of the Original Issue Price).

•	Cumulative dividends at 8% accrue through the earliest of the conversion, liquidation or redemption, payable only after payment of all dividends due to the holders of the Series C Preferred.

•	Liquidation Preference — after payment has been made in full to the holders of the Series C Preferred Stock, the “Liquidation Preference” is the greater of (i) 200% of the Original Issue Price plus accrued and unpaid dividends or (ii) pro rata participation on an as converted to common stock basis, plus a cash payment of $0.75 (50% of the Original Issue Price). Upon any liquidation of the Company, after the preferred payments to the holders of the Series B Preferred and the Series C Preferred, the Series B Preferred will participate ratably on an as converted basis, with the Series C Preferred and the common stock, until the Liquidation Preference and common stock proceeds equal 300% of the Original Issue Price.

•	Participation in all dividends on an as-converted basis.

In connection with the issuance of the Series C Preferred Stock in October 2004, certain designations of the Series B Preferred were amended. The Series B Preferred, as amended, has the following additional designations:

•	Voting Rights — Votes on an as-converted basis. In addition, the holders of a majority of the shares of Series B Preferred must consent to, among other things, changes in the designations of the Series B Preferred and the Series C Preferred, the payment of dividends and any sale of or change in control of the Company.

•	Redemption — redeemable at the option of the holder on or after November 12, 2006 at a price equal to the Liquidation Preference plus declared but unpaid dividends (the “Redemption Value”). The minimum redemption value is equal to 200% of the Original Issue Price plus accrued and unpaid dividends. If the holders of the Series C Preferred request redemption prior to when the redemption payment for the Series B Preferred is made, then the Series C Preferred shall be paid in full prior to any redemption of the Series B preferred.

The Company is providing straight-line annual accretion for the difference between the carrying value of the Series B Preferred and the Redemption Value so that on the redemption date the carrying value will equal the minimum Redemption Value. The Company recorded dividends and accretion aggregating $7,345, $7,192, $6,565, $5,619 and $5,490 for each of the years ended December 31, 2005, 2004 and 2003 and the nine months ended September 30, 2006 and 2005, respectively. Through December 31, 2005 and September 30, 2006, cumulative unpaid dividends aggregate $5,763 and $7,396 respectively. The aggregate

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

redemption value including dividends for the Series B Preferred in November 2007 will be $50,916. If the shares are not converted or redeemed such amount will increase quarterly for accrued dividends.

(c)  Series C preferred stock:

In October 2004, the Company sold 5,102,041 shares of Series C convertible, redeemable, participating, preferred stock (“Series C Preferred”) ($.01 par) at $0.98 per share for gross proceeds of $5,000 in a private placement. In connection with the private placement, the Company issued an additional 2,615,357 shares of Series C Preferred Stock in exchange for outstanding 8% Convertible Notes in the amount of $2,000 plus accrued interest. The 8% Convertible Notes were originally issued in June 2004 (see Note E).

In 2005, the Company issued 54,696 shares of Series C Preferred to management in connection with the 2005 Executive Bonus Plan (Note J[5]). The Company recorded compensation of $54 for the fair value of Series C Preferred valued at $0.98 per share.

In February 2006, the Company issued 67,998 shares of Series C Preferred to management in connection with the 2005 Executive Bonus Plan. The Company recorded compensation expense of $102 for the fair value of Series C Preferred valued at $1.50 per share.

Costs incurred in the Series C private placement are being amortized on a straight-line basis through the mandatory redemption date in 2006.

The Series C Preferred has the following designations:

•	Convertible, including accrued dividends at 8% per year (compounded monthly) through the date of conversion, into common stock at $4.80 per share (the Series C Original Issue Price).

•	Automatic Conversion — upon a qualified public offering, automatically converts, including dividends, to common stock at the Series C Original Issue Price.

•	Cumulative dividends at 8% accrued through the earliest of the conversion, liquidation or redemption.

•	Liquidation Preference — upon any Liquidation of the Company, the Series C Liquidation Preference shall be equal to the greater of (i) the Series C Original Issue Price plus accrued dividends and (ii) the amount the holders of the Series C Preferred would have received on an as-converted basis, ratably with the holders of the Series B Preferred and the common stock (with the Series B Preferred participating only up to 300% of the Original Issue Price), after the payment of all preferential amounts to the holders of Series B Preferred and Series C Preferred. A Liquidation is defined to also include a sale of the Company, unless a majority of the holders of the Series C Preferred elect not to do so.

•	Participation in all dividends on an as-converted basis.

•	Voting Rights — Votes on an as-converted basis. In addition, the holders of a majority of the shares of Series C Preferred must consent to, among other things, changes in the designations of the Series B Preferred and the Series C Preferred, the payment of dividends and any sale of or change in control of the Company.

•	Redemption — redeemable at the option of the holder on or after November 12, 2006 at a price equal to the Series C Liquidation Preference plus accrued dividends (the “Redemption Value”).

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

In connection with the Series C Preferred, the Company recorded dividends of $651 and $147 and accretion of $22 and $4 for the years ended December 31, 2005 and 2004, respectively. Through December 31, 2005 and September 30, 2006, cumulative unpaid dividends aggregated $798 and $1,326, respectively. The aggregate redemption value, including dividends for the Series C Preferred in November 2007 will be $9,855. If the shares are not converted or redeemed such amount will increase quarterly for accrued dividends.

[2]  Common stock:

In connection with the private placement of Series B Preferred Stock in November 2002, the Company issued an aggregate of 691,866 shares of common stock and 272,109 shares of Series B Preferred Stock in exchange for all of the 4,770,035 outstanding shares of Series A Preferred Stock.

Also in connection with the Series B private placement in 2002, outstanding warrants to purchase 881,632 shares of common stock (exercise prices of $10.29 to $37.29) which were previously issued in connection with debt were exchanged for 2,106,250 shares of common stock. The Company recorded an interest charge in 2002 of $400 for the fair value of the common shares issued. Further, outstanding warrants to purchase 29,204 shares of common stock (exercise price of $37.29) issued in connection with Series A Preferred Stock were exchanged for 4,172 shares of common stock. The Company recorded a beneficial conversion feature charge of $4 for the fair value of the common shares issued upon the exchange.

In 2005 and 2004, options to purchase 1,484 and 2,198 shares of common stock were exercised and the Company received aggregated proceeds of $1 and $2, respectively.

For the nine months ended September 30, 2006, options to purchase 6,186 shares of common stock were exercised and the Company received aggregate proceeds of $6.

[3]  Warrants:

(a)  Common stock:

In connection with the private placement of Series B Preferred Stock, then outstanding warrants to purchase an aggregate of 910,836 shares of common stock were exchanged for 434,018 shares of common stock. In connection with the exchange, the Company recorded additional interest expense of approximately $400 and a beneficial conversion feature for those warrants issued in connection with the Series A Preferred Stock exchanged for common stock of $4.

As of December 31, 2005 and September 30, 2006, there are warrants, which expire in 2007, outstanding to purchase 117,346 shares of common stock at $1.84 per share.

(b) Preferred stock:

In October 2003, the Company issued warrants to purchase 90,000 shares of Series B Preferred, exercisable at $1.50 per share, in connection with entering into its revolving credit facility. These warrants are outstanding as of December 31, 2005 and September 30, 2006. Each warrant was valued at approximately $1.17 or an aggregate of $105, which was amortized to financing costs over the term of the facility (see Note B). Amortization for the years ended December 31, 2004 and 2003 was $83 and $22, respectively.

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

[4]  Stock option plans:

In November 1996, the Company adopted the Non-Executive Director Stock Option Plan (the “Directors Plan”), which was amended in 2003. The Directors Plan, as amended, allows the Company to issue up to 61,224 options to non-executive directors of the Company. The Plan provides that commencing June 30, 2004, all non-executive directors on the Board of Directors will initially be granted options to purchase 10,204 shares of common stock at the fair market value at the date of grant and that annually thereafter, each non-executive director will be granted an option to purchase 5,102 shares of common stock at the fair market value at the date of grant.

In November 1996, the Company adopted a stock option plan (the “1996 Option Plan”), which was amended in 2000. The 1996 Option Plan, as amended, allows the Company to issue up to 1,020,408 options to employees of the Company under incentive and nonstatutory stock option grants. The options generally become exercisable over a period of 3 years commencing at the date of grant and expire in 4-10 years from the date of grant. The exercise price of options granted pursuant to the 1996 Option Plan shall be no less than one hundred percent (100%) of the fair market value at the date of grant for incentive stock options, and eighty-five percent (85%) of the fair market value at the date of the grant for other options.

Through November 2001, the Company had issued 181,331 options to employees and directors at exercise prices above the fair market values at the dates of the grants.

In December 2001, the Company issued 93,545 options to employees at an exercise price of $4.90. The fair market value of the common stock at the date of this grant was $10.29. The Company recorded deferred compensation of $504 in connection with this issuance and amortized the cost over the three-year vesting period.

In September 2003, the Company adopted the 2003 Employees Stock Option Plan (the “2003 Option Plan”). The 2003 Option Plan allows the Company to issue up to 2,244,897 options to employees of the Company under incentive and nonstatutory stock option grants. In March 2006, the Plan was amended to allow the Company to issue 3,367,346 options. The options generally vest over a period of 3-4 years commencing at the date of grant and expire in 10 years. In 2003, the Company issued 1,721,565 options to purchase shares of common stock at $0.93 per share, which was the fair market value on the date of the grant.

In 2004, the Company issued options to purchase 156,921 shares of common stock exercisable at prices between $0.93 and $1.52 per share, which equaled fair market value on the dates of grant, to employees.

In 2005, the Company issued options to purchase 832,011 shares of common stock exercisable at $1.52 per share, which equaled fair market value on the dates of grant, to employees.

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

During the nine months ended September 30, 2006, the Company issued options to purchase 555,553 shares of common stock, with a weighted average exercise price of $3.60 per share, which is based on exercise prices equal to the fair market value per share on the dates of grant to employees.

	Year Ended December 31,
	2005		2004		2003
		Weighted		Weighted		Weighted
	Shares	Average	Shares	Average	Shares	Average

Outstanding at beginning of year	2,508,347	$5.77	2,507,683	$6.29	908,249	$18.42
Options granted	832,011	$1.52	156,921	$0.99	1,721,565	$0.93
Options cancelled	(777,565)	$7.76	(154,059)	$9.44	(122,131)	$15.19
Options exercised*	(1,484)	$0.94	(2,198)	$0.93	—	—

Outstanding at end of year	2,561,309	$3.78	2,508,347	$5.77	2,507,683	$6.29

Options exercisable at year end	1,211,057	$6.60	1,226,078	$10.44	877,018	$13.15

Options not vested at year end	1,350,252	$1.26

*	Intrinsic value of $1 in 2005 and 2004. Cash received of $1 in 2005 and $2 in 2004.

	Nine Months Ended
	September 30, 2006
		Weighted Average
	Shares	Exercise Price
	(unaudited)

Outstanding at beginning of period	2,561,309	$3.78
Options granted	555,553	$3.60
Options cancelled	(90,373)	$27.90
Options exercised**	(6,186)	$0.95

Outstanding at end of period	3,020,303	$3.04

Options exercisable at period end	1,682,374	$3.66
Options not vested at period end	1,337,929	$2.25

**	Intrinsic value of $38. Cash received $6.

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

The Company’s policy is to issue new shares upon exercise of options as the Company does not hold shares in treasury.

The following tables summarize information about stock options outstanding at December 31, 2005 and September 30, 2006:

December 31, 2005
			Weighted Average
	Number	Number	Remaining Contractual
Exercise	of Shares	of Shares	Life of Shares Exercisable
Price	Outstanding	Exercisable	(in years)

$ 0.93	1,349,152	758,094	7.48
$ 1.52	832,448	73,254	9.12
$ 4.90	74,798	74,798	1.96
$10.29	75,393	75,393	1.22
$19.60	142,856	142,856	4.26
$37.29	86,662	86,662	0.75

	2,561,309	1,211,057

September 30, 2006
			Weighted Average
	Number	Number	Remaining Contractual
Exercise	of Shares	of Shares	Life of Shares Exercisable
Price	Outstanding	Exercisable	(in years)
		(unaudited)

$ 0.93	1,331,162	1,106,980	6.57
$ 1.52	824,466	225,437	8.09
$ 1.96	375,794	35,081	6.50
$ 4.90	72,653	72,653	1.93
$ 7.06	179,107	5,102	6.96
$10.29	73,863	73,863	1.23
$19.60	142,856	142,856	4.22
$37.29	20,402	20,402	2.03

	3,020,303	1,682,374

The aggregate intrinsic value of stock options outstanding at September 30, 2006 was approximately $22,984. The aggregate intrinsic value of stock options exercisable at September 30, 2006 was approximately $12,619.

All options granted are equity awards and the Company has not granted any liability awards. The Company expects to recognize future compensation costs aggregating $3,299 for options granted but not vested as of September 30, 2006. Such amount will be recognized over the weighted average requisite service period, which is expected to be approximately 2 years.

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

The Company has reserved shares of common stock for issuance upon redemption of preferred stock and the exercise of warrants and options as follows:

	December 31,	September 30,
	2005	2006

Shares reserved for:
The Directors Plan	61,224	61,224
1996 Option Plan	379,791	309,827
2003 Option Plan	2,241,211	3,132,979
2006 Option Plan	—	2,653,061
Common stock warrants	117,346	117,346
Conversion of Series B preferred stock including accrued dividends	8,915,266	9,471,555
Series B warrants	45,918	45,918
Conversion of Series C preferred stock including accrued dividends	1,752,319	1,876,128

	13,513,075	17,668,038

Upon adoption of SFAS 123(R), the Company selected the Black-Scholes option pricing model as the most appropriate model for determining the estimated fair value for stock-based awards. The fair value of stock option awards subsequent to January 1, 2006 is amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. Expected volatility was calculated based on reported data for a peer group of publicly traded companies for which historical information was available. The Company will continue to use peer group volatility information until historical volatility of the Company is relevant to measure expected volatility for future option grants. The average expected life was determined according to the “SEC shortcut approach” as described in SAB 107, Disclosure about Fair Value of Financial Instruments, which is the mid-point between the vesting date and the end of the contractual term. The risk-free interest rate is determined by reference to U.S. Treasury yield curve rates with a remaining term equal to the expected life assumed at the date of grant. Forfeitures are estimated based on the Company’s historical analysis of actual stock option forfeitures. Prior to 2006, the Company used the minimum value method for disclosing the pro forma effects of stock options as permitted for private companies under SFAS 123. The assumptions used in the Black-Scholes option-pricing model are as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2005	2004	2003	2006	2005
Expected Term	10 years	10 years	10 years	7 years	10 years
Volatility	0.01%	0.01%	0.01%	82.10%	0.01%
Risk free rate	3.63%-4.53%	3.83%-4.73%	2.84%-3.88%	4.36%-5.12%	3.63%-4.53%
Dividend Yield	—	—	—	—	—
Discount	—	—	—	—	—

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

During 2005 and for the nine months ended September 30, 2006, the Company granted stock options with exercise prices as follows:

			Fair Market
			Value per Share
	Number of		on Accounting
	Options	Exercise	Measurement	Intrinsic
Measurement Date	Granted	Price	Date	Value

Jan — Mar 2005	420,104	$1.52	$1.52	$0.00
Apr — Jun 2005	394,264	$1.52	$1.52	$0.00
Jul — Sep 2005	12,755	$1.52	$1.52	$0.00
Oct — Dec 2005	5,000	$1.52	$1.52	$0.00
Jan — Mar 2006	—	—	—	—
Apr — Jun 2006	376,520	$1.96	$7.06	$5.09
Jul — Sep 2006	179,126	$7.06	$9.02	$1.96

The board of directors determined at each grant date in 2005 that the per share fair market value of the common stock underlying stock options granted in 2005 was $1.52 per share. These estimates were determined primarily based upon internal valuation estimates as well an arm’s-length transaction involving the Company’s preferred stock in October 2004. During 2005, the Company experienced significant changes in the senior management team and experienced delays in rolling out the Company’s products and services and uncertainties surrounding new development projects, all of which resulted in a high degree of uncertainty as to whether the Company could achieve its business goals. In addition, the Company was also involved in patent litigation, the outcome of which was uncertain. While mediation efforts surrounding this litigation failed in May 2005, the new senior management was able to settle this matter in December 2005. As a result of these uncertainties, the board of directors determined that the fair market value of the common stock underlying stock options granted in 2005 should remain at $1.52 per share throughout the period. The Company has subsequently determined that no reassessment of this estimate is appropriate.

In January 2006, the Company determined that because of the settlement of the patent litigation in December 2005 and the achievement of several important business milestones in late 2005, such as a new product launch and two consecutive quarters of profitable operating results, the valuation of the common stock was more complex and required the assistance of an independent valuation specialist. As a result, the Company engaged an unrelated valuation specialist in February 2006 to prepare a valuation of our common stock as of December 31, 2005. The valuation specialist considered several methodologies in its analysis, including an analysis of guideline public companies, an analysis of comparable company transactions, and a discounted cash flow analysis. The results of the public company and comparable company transaction components of the analysis vary not only with factors such as revenue, EBITDA, and income levels, but also with the performance of the public market valuation of the companies at the time and the selected transactions used in the analysis. The final valuation conclusion was based on the discounted cash flow analysis in light of the results of the market-based analysis. The discounted cash flow analysis, an income-based approach, involves applying appropriate discount rates to estimated future free cash flows, which were based on management’s forecasts of revenue and costs at the time. As with any valuation based on the discounted cash flow method, the underlying assumptions involve a significant degree of complexity and judgment. Once the enterprise value of the Company was determined, the result was reconciled to equity value after the consideration of any interest-bearing debt and excess working capital. The equity value was allocated between preferred and common classes of stock in accordance with

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

the current value method. In determining the per share value of the common shares, management, without taking into account discounts for lack of marketability or lack of control, divided the equity value by the number of common stock equivalents. The discounted cash flow method resulted in an estimated fair market value of the Company’s common stock as of December 31, 2005 of $1.96 per share. The valuation report was used as an aid to the board of directors in determining the fair market value of the common stock underlying the options granted in January through May 2006. Based on the results of this valuation, which was completed in April 2006, the board of directors determined at that time that the fair market value per share of the Company’s common stock was $1.96 per share during this period. All stock options granted during this period have an exercise price equal to the board of director’s fair market value determination of $1.96 per share.

In August 2006, the same independent valuation specialist was engaged to perform a valuation of the Company’s common stock as of June 30, 2006. The valuation report was used as an aid by the board of directors in determining the fair market value of the common stock underlying the stock options granted through June 2006. The valuation specialist used substantially the same analysis and methodologies as it did for the previous valuation and determined that the fair market value of the common stock was $7.06 per share as of September 30, 2006.

As a result of reviews of the Company’s stock option grants, management determined that reassessments of the fair market value estimates for grants made during the nine months ended September 30, 2006 were appropriate.

As an initial matter, management concluded that because the Company’s business had demonstrated continued growth and improvement during the six months ended June 30, 2006 and the fair market value of the Company’s common stock was in a period of sequential increases, a valuation report that estimated the fair market value of the common stock nearest to the end of the period, rather than the beginning of the period, would provide a more reliable and conservative estimate of the fair market value of the Company’s common stock underlying stock option grants whose measurement dates for accounting purposes occurred in the second quarter of 2006, which were all options granted from January 1 through June 30, 2006. As a result of this reassessment, management has retrospectively estimated that the fair market value of the Company’s common stock for purposes of determining the appropriate compensation expense for options granted with a measurement date in the second quarter of 2006 was $7.06 per share.

During the third quarter of 2006, management refined some of the assumptions relied upon in the valuation report to closer align the fair market value with the midpoint of the price range estimated by the Company and the underwriters of its proposed initial public offering. As a result of these adjustments, management has estimated that the fair market value of the Company’s common stock for purposes of determining the appropriate compensation expense for our options granted in the third quarter of 2006 was $9.02 per share.

As a result of the reassessment of the fair market value of the Company’s common stock underlying stock option grants to employees, the Company has recorded additional stock-based compensation for each stock option granted during the three months ended September 30, 2006 based upon the retrospectively determined fair market value of the stock options at the relevant measurement dates of the stock option grants. The unearned stock-based compensation is expensed ratably over the vesting periods of these stock options.

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

The following table presents the stock-based compensation expense for the year ended December 31, 2005 and for the nine months ended September 30, 2006 and 2005. There was no such expense in the prior years.

		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2005	2006	2005
Cost of revenue, maintenance and professional services	—	$51	—
Sales and marketing	—	104	—
Research and development	—	115	—
General and administrative	$119	915	$80

	$119	$1,185	$80

[5]  Stock purchase plan/executive bonus plans:

In 2003, the Company adopted the Senior Management Preferred Stock Purchase Plan (the “Stock Purchase Plan”) which expired in 2004 without the grant of any shares.

In 2005, the Company adopted the 2005 Executive Bonus Plan under which 175,000 shares of Series C Preferred were reserved for issuance. In 2005, the Company issued 54,696 shares of Series C Preferred to certain of its executives and recorded a compensation charge of $54 based on the fair value of the Series C Preferred at $0.98 per share.

In February 2006, the Company issued 67,998 shares of Series C Preferred to certain of its executives and recorded a compensation charge of $102 based on the fair value of the Series C Preferred at $1.50 per share.

Note K — Profit Sharing Plan

Effective March 1, 1996, the Company adopted a defined contribution plan (the “Plan”), which, as amended, qualifies under Section 401(k) of the Internal Revenue Code. The Plan covers all employees who meet eligibility requirements. Employer contributions are discretionary. The Company did not make any contribution to the Plan for the years ended 2005, 2004 and 2003 respectively.

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

Note L — Segment Information

The Company operates in one reportable segment.

The Company operates in three geographic regions: North America, Europe, Middle East & Africa and Asia-Pacific. All transfers between geographic regions have been eliminated from consolidated revenues. Revenue and long-lived assets by geographic region are as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2005	2004	2003	2006	2005

Revenue:
North America	$31,291	$21,648	$18,159	$30,628	$22,024
Europe, Middle East & Africa	7,168	6,458	4,712	9,616	5,099
Asia-Pacific	2,251	1,732	1,062	1,543	1,758

	$40,710	$29,838	$23,933	$41,787	28,881

	December 31,		September 30,
	2005	2004	2006

Long-lived assets:
North America	$1,864	$1,573	$2,235
Europe, Middle East & Africa	—	—	285
Asia-Pacific	—	—	—

	$1,864	$1,573	$2,520

Note M — Related Party Transactions

After the acquisition of Double-Take EMEA, the Company has had transactions with Sunbelt Software Distribution, Inc., or Sunbelt Distribution. An officer of Double-Take Software Inc. is the director and chief executive officer of Sunbelt Distribution. The balances and transactions with Sunbelt Distribution are described below:

September 30, 2006
(unaudited)
Trade Receivable	$1,285
Trade Payable	$3

May 24, 2006
to
September 30, 2006
(unaudited)
Sales to Sunbelt Distribution	$2,780
Purchases from Sunbelt Distribution	$224

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

Note N — Subsequent Event

[1]  Acquisition of Double-Take EMEA:

On May 23, 2006, the Company acquired all of the issued and outstanding shares of Sunbelt System Software S.A.S. which is now known as Double-Take Software S.A.S., or Double-Take EMEA. From 1998 through the acquisition date, Double-Take EMEA was the principal or exclusive distributor of the Company’s software in the European, Middle Eastern and African market and a certified Double-Take training organization. An initial payment of $1.1 million was made to the former stockholders of Double-Take EMEA for the acquisition which represented earn-out payments for the period January 1, 2006 through April 30, 2006. Subsequent payments totaling $1.5 million were made through September 30, 2006. A portion of the earn-out payments are held in escrow.

The acquisition of Double-Take EMEA was accounted for using the purchase method of accounting, and the assets acquired and liabilities assumed were accounted for at their fair values at the acquisition date based on a management review, including a valuation report issued by an independent third party. The amounts are based on currently available information and certain assumptions and estimates that management believes are reasonable.

The details of the initial purchase price allocation are as follows (in thousands):

Earn-out payments for the period January 1, 2006 through April 30, 2006	$1,133
Amount due to former Double-Take EMEA shareholders	932
Transaction costs	318

Total initial purchase price	$2,383

In accordance with SFAS 141, future earn-out payments, which are estimated to be between $10 and $12 million, have not all been included in the calculation of the purchase price because they are contingent in nature and based on a specified percentage of the payments made to the Company by Double-Take EMEA under the Company’s intercompany distribution agreement through December 2007. A portion of the contingent purchase price equal to the excess of the fair value of the assets acquired and liabilities assumed over the non-contingent portion of the purchase price was accrued in accordance with SFAS No. 141. If future earn-out payments exceed the initial amount recorded as the liability, the amount by which the earn-out payments exceed the recorded liability will be recorded as additional purchase price and goodwill.

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

The identifiable assets and liabilities on the date of acquisition are in thousands as follows:

		Life
Cash and cash equivalents	$1,778
Accounts receivable, net of allowance	2,927
Inventory	1,381
Prepaid expenses	2,694
Account payable	(1,229)
Accrued expenses	(1,790)
Other liabilities	(144)
Deferred revenue	(3,944)
Properties and equipment	275
Other assets	54
Customer relationships	1,992	5 years
Marketing relationships(1)	2,267	8 years

Total assets acquired	$6,261

Purchase price paid through September 30, 2006	$3,235
Accrued purchase price	3,026

Total	$6,261

(1)	The acquired intangible marketing relationship included in the acquisition of Double-Take EMEA relates to the reacquisition of a preexisting distribution arrangement between Double-Take Software and Double-Take EMEA for software marketing rights that had previously been granted to Double-Take EMEA. Under the agreement, Double-Take EMEA purchases software licenses from Double-Take Software at rates that were negotiated at arms length and that represented current market rates. At the date of acquisition, the agreement between Double-Take Software and Double-Take EMEA was continued without any amendments upon the acquisition and was neither favorable nor unfavorable to either party. Accordingly, there was no gain or loss recorded upon the reacquisition of the preexisting arrangement.

[2]  2006 Omnibus Incentive Plan:

On September 14, 2006, the Company adopted the 2006 Omnibus Incentive Plan (the 2006 Plan). The 2006 Plan allows the Company to issue stock options, restricted stock, restricted stock units, stock appreciation rights, unrestricted stock, cash based awards or any combination of the foregoing. Any of the foregoing awards may be made subject to attainment of performance goals over a performance period of up to one or more years. The 2006 Plan allows the Company to issue up to 224,490 shares of common stock subject to awards pursuant to the 2006 Plan. The vesting period of the options granted is at the discretion of the Board of Directors and the options expire in 10 years. The exercise price of options granted shall be no less than one hundred percent (100%) of the fair market value at the date of grant or one hundred-ten percent (110%) if the option is granted to a ten percent stockholder.

On November 2, 2006, the number of shares eligible for issuance was increased to 2,653,061.

DOUBLE-TAKE SOFTWARE, INC.
(formerly NSI Software, Inc.)

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005, 2004 and 2003
(unaudited with respect to September 30, 2006 and 2005)
(in thousands, except for share and per share amounts)

[3]  Initial Public Offering

The Company has filed a registration statement on Form S-1 with the Securities and Exchange Commission (“SEC”) related to the proposed initial public offering of its common stock. The Company can give no assurance that the registration statement will be declared effective by the SEC.

In connection with the Company’s initial public offering:

•	the Company effected a 1 for 4.9 reverse stock split of its common stock on November 3, 2006. All share and per share amounts related to common stock, options and warrants included in the consolidated financial statements have been restated to reflect the reverse stock split. The conversion ratios of the Company’s Series B Preferred Stock and Series C Preferred Stock have also been adjusted to reflect the reverse split.

•	the Company has incurred costs of $1,469 through September 30, 2006. These costs have been recorded in other assets. If the initial public offering is not completed, these costs will be recorded as operating expenses at that time.

Double-Take Software, Inc.
(formerly NSI Software, Inc.)

Schedule II — Valuation and Qualifying Accounts

(in thousands, except for share and per share amounts)

	Balance at	Additions Charged		Balance at
	Beginning	to Costs and	Deductions (See	End of
	of Period	Expenses	Notes Below)	Period

Year ended December 31, 2003:
Allowance for doubtful accounts	$188	—	$104	$84
Valuation allowance on deferred tax assets	$20,482	$3,724	—	$24,206
Year ended December 31, 2004:
Allowance for doubtful accounts	$84	$116	—	$200
Valuation allowance on deferred tax assets	$24,206	$3,038	—	$27,244
Year ended December 31, 2005:
Allowance for doubtful accounts	$200	$100	$26	$274
Valuation allowance on deferred tax assets	$27,244	$1,234	—	$28,478

(1)	Deductions from provisions represent losses or expenses for which the respective provisions were created. In the case of the provision for doubtful accounts, such deductions are reduced by recoveries of amount previously written-off.

(2)	Adjustments associated with the Company’s assessment of its deferred tax assets (principally related to federal and state net operating loss carryforwards.

SUNBELT SYSTEM SOFTWARE

Pages

Consolidated Financial Statements
Report of independent auditors	F-38
Consolidated Balance sheets as of December 31, 2005 and 2004 and as of March 31, 2006 (unaudited)	F-39
Consolidated Statements of Operations for the years ended December 31, 2005 and 2004 and for the three months ended March 31, 2006 (unaudited) and March 31, 2005 (unaudited)	F-40
Consolidated statements of Stockholders’ Equity for the years ended December 31, 2005 and 2004 and for the three months ended March 31, 2006 (unaudited)	F-41
Consolidated statements of Cash Flows for the years ended December 31, 2005 and 2004 and for the three months ended March 31, 2006 (unaudited) and March 31, 2005 (unaudited)	F-42
Notes to the Consolidated Financial Statements	F-43

SUNBELT SYSTEM SOFTWARE

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of Sunbelt System Software

We have audited the accompanying consolidated balance sheets of Sunbelt System Software (the “Group”) as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunbelt System Software at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United-States.

Paris-La Défense, France
July 17, 2006

/s/ ERNST & YOUNG Audit

Represented by Laure-Hélène de la Motte

SUNBELT SYSTEM SOFTWARE

CONSOLIDATED BALANCE SHEETS

	December 31,		March 31,
	2005	2004	2006
	(in thousands, except for share and per share data)
			(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	€2,363	287	2,609
Inventories	1,525	2,670	333
Trade accounts receivable, less allowance for doubtful accounts of €54 as of December 31, 2005, €38 as of December 31, 2004 and €49 as of March 2006	2,991	2,162	2,628
Prepaid expenses and other current assets	2,325	1,679	2,112

Total current assets	9,204	6,798	7,682
Property and equipment, net	237	232	225
Other assets	43	38	44

Total assets	€9,484	7,068	7,951

LIABILITIES
Current liabilities:
Trade accounts payable	2,336	2,261	524
Accrued expenses	1,561	961	1,439
Other current liabilities	85	252	49
Deferred revenue	2,861	1,799	3,034

Total current liabilities	6,843	5,273	5,046

Long term liabilities	55	65	55

Shareholders’ equity:
Share capital	7	7	37
Retained earnings	2,579	1,723	2,815
Accumulated other comprehensive income	—	—	(2)

Total shareholders’ equity	2,586	1,730	2,850

Total liabilities and shareholders’ equity	€9,484	7,068	7,951

See accompanying notes.

SUNBELT SYSTEM SOFTWARE

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		Three Months Ended March 31,
	2005	2004	2006	2005
	(in thousands, except for share and per share data)
			(unaudited)

Revenues
Software licenses	€9,378	8,121	2,367	2,228
Maintenance and professional services	3,879	2,241	1,478	601

Total revenues	13,257	10,362	3,845	2,829

Cost of revenue
Software licenses	4,082	3,626	1,149	875
Maintenance and professional services	2,128	1,266	728	332

Total cost of revenue	6,210	4,892	1,878	1,207

Gross margin	7,047	5,470	1,967	1,622
Operating expenses
Sales and marketing	4,490	3,659	1,243	966
General and administrative	1,168	898	357	292
Depreciation and amortization	85	56	23	38

Income from operations	1,304	858	343	326
Interest expense	(116)	(87)	(35)	(28)
Interest income	38	121	69	15

Income before income taxes	1,226	891	377	313
Income tax (expense)	(370)	(263)	(111)	(94)

Net income	€856	628	266	219

See accompanying notes.

SUNBELT SYSTEM SOFTWARE

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

				Accumulated
				Other
	Common Stock		Retained	Comprehensive
	Shares	Amount	earnings	Income	Total
	(in thousands, except for share and per share data)

Balance at January 1, 2004	500	7	1,095	—	1,102
Net income			628		628

Balance at December 31, 2004	500	7	1,723	—	1,730
Net income			856		856

Balance at December 31, 2005	500	7	2,579	—	2,586
Increase in share capital		30	(30)		—
Comprehensive income:
Net income			266		266
Other comprehensive income:
Foreign currency translation adjustment				(2)	(2)
Total comprehensive income					264

Balance at March 31, 2006 (unaudited)	500	37	2,815	(2)	2,850

See accompanying notes.

SUNBELT SYSTEM SOFTWARE

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		Three Months Ended March 31,
	2005	2004	2006	2005
	(in thousands, except for share and per share data)
			(unaudited)

Cash flow from operating activities
Net income	€856	628	266	219
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	85	56	23	38
Changes in operating assets and liabilities
Trade accounts receivable	(829)	(482)	363	161
Prepaid expenses and other current assets	(646)	(988)	213	174
Inventories	1,145	(1,344)	1,193	740
Other assets	(4)	6	(1)	(2)
Trade accounts payable and accrued expenses	677	927	(1,937)	(917)
Deferred revenue and other liabilities	900	1,159	145	110

Net cash provided by (used in) operating activities	2,184	(38)	265	523
Cash flow from investing activities
Purchase of property and equipment	(93)	(96)	(12)	(27)

Net cash used in investing activities	(93)	(96)	(12)	(27)
Cash flow from financing activities
Payments on capital lease obligations	(18)	(18)	(4)	(6)

Net cash provided by (used in) financing activities	(18)	(18)	(4)	(6)
Effects of exchange rate — changes in cash	3	1	(3)	(6)

Net increase (decrease) in cash	2,076	(151)	246	484
Cash and cash equivalents at beginning of the period	287	438	2,363	287

Cash and cash equivalents at end of period	€2,363	287	2,609	771

Supplemental disclosures of cash flow information
Interest paid	2	1	—	—
Income taxes paid	151	461	69	18

See accompanying notes.

SUNBELT SYSTEM SOFTWARE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SUNBELT SYSTEM SOFTWARE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)

1 — SIGNIFICANT ACCOUNTING POLICIES

Description of business

Sunbelt System Software (“Sunbelt”) and its subsidiary (the “Group”) is principally a distributor of data protection software developed by Double-Take Software, Inc (formerly NSI Software, Inc) (“Double-Take”). In addition, the Group provides service support for the installation, implementation, training and maintenance of such software. The Group markets its products to large and medium size enterprises through the reseller channel throughout Europe and the Middle East Asia region “EMEA” and Asia Pacific “Oceania”. The Group is headquartered in Reuil Malmaison, France.

Principles of consolidation and basis of presentation

The consolidated financial statements of the Group have been prepared in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements include the accounts of Sunbelt System Software S.A.S and its subsidiary in the United Kingdom, Sunbelt System Software Ltd. All intercompany balances and transactions have been eliminated.

Unaudited financial information

The accompanying interim balance sheet at March 31, 2006, the statements of operations and cash flows for the three months ended March 31, 2006 and 2005 and the statement of stockholders’ equity for the three months ended March 31, 2006 are unaudited. These unaudited interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Group’s management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include all normal recurring adjustments, necessary for the fair presentation of the Group’s statement of financial position at March 31, 2006 and its results of operations and its cash flows for the three months ended March 31, 2006 and 2005. The results for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006.

Estimates and assumptions

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign currency translation and transactions

Generally, the functional currency of Group’s entities is the applicable local currencies in accordance with Statement of Financial Accounting Standards (“SFAS”) 52, “Foreign Currency Translation”, while the Group’s reporting currency is the euro.

All assets and liabilities of the Group entities with functional currencies other than the euro are translated into euro equivalents at exchange rate as follows: (1) asset and liability accounts at the rate of exchange in effect on the balance sheet date, (2) revenues and expenses at the average rate of exchange for the year, and (3) stockholder’s equity accounts at historical exchange rates. Translation gains or losses are recorded in cumulative translation adjustment as a separate component of stockholders’ equity.

Realized and unrealized transaction gains or losses are reflected in net income.

SUNBELT SYSTEM SOFTWARE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue recognition

The Group’s revenue is derived from two primary sources: software license fees and maintenance and professional service fees, which include implementation, installation, training and maintenance. The Group recognizes revenue pursuant to the requirements of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2” and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”.

Revenues from sales of licenses to end-user clients are generally recognized when (1) the Group enters into a legally binding arrangement with an end user client, (2) the Group delivers the software (assuming no significant remaining obligations exist), (3) collection of the resulting receivable is probable and (4) the amount of fees is fixed and determinable. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met.

The Group’s software license arrangements include maintenance services for an initial period, typically 12 months. Generally, subsequent maintenance services are automatically renewed for 12-month periods unless either party cancels the maintenance agreement. Payments for maintenance fees are generally made in advance and are non-refundable. The Group recognizes revenues from maintenance services ratably over the contractual maintenance term.

Many of our arrangements include service support for the implementation, installation and training of such software. Consulting revenues from these arrangements are generally accounted for separately from software license revenues as the services (1) are not essential to the functionality of the software license, (2) are available from other vendors, and (3) do not include significant modification or customization of the software. Revenue is recognized on these services when the services are completed.

Since licenses are almost always sold with maintenance services, the Group recognizes the amount of license revenue in a license and maintenance package based on the residual value method. The fee allocated to maintenance services is based upon the fee charged to renew these maintenance services. Under the residual method, discounts offered on services are allocated to the delivered elements in the arrangement, typically software licenses. License revenues and service revenues that have been prepaid or invoiced but that have not yet been recognized as revenues under the policy are reflected as deferred revenues.

Cost of revenues

Cost of revenues is comprised of cost of license revenues and cost of service revenues. Cost of license revenues consists of license fees paid to Double-Take, the costs of software packaging, production of documentation and shipping. Cost of service revenues consists primarily of personnel related costs (salaries) incurred in providing services.

Advertising costs

The Group expenses advertising costs as incurred.  Advertising expenses were €111 and €89 for the years ended December 31, 2005 and 2004 respectively and were €20 (unaudited) and €49 (unaudited) for the three month periods ended March 31, 2005 and March 31, 2006.

Cash and cash equivalents

The Group considers highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include certificates of deposits with a maturity of less than 3 months for €1,267 as of December 31, 2005 and €1,924 (unaudited) as of March 31, 2006.

SUNBELT SYSTEM SOFTWARE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inventories

The Group accounts for its inventories based on the weighted average method.

Trade receivables

Trade receivables are carried at anticipated net realizable value. Doubtful accounts are provided for on the basis of anticipated collection losses. The estimated losses are determined from historical collection experience and a review of outstanding accounts receivable.

Property and equipment

Property and equipment is stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the respective assets, which are as follows:

Computers and hardware	4 years
Leasehold improvements	6 years
Purchased software	1 year

Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining period of the existing leases. Repairs and maintenance expenditures are expensed as incurred. When assets are retired or otherwise disposed of, the assets and related allowances for depreciation are eliminated from the accounts and any resulting gain or loss is recognized as an operating expense.

Impairment of long lived assets

The Group reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable pursuant to the requirements of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived-Assets.”

Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the future net undiscounted cash flows is less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. Estimated future cash flows are based on assumptions and are subject to risk and uncertainty.

Income taxes

The Group accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are computed based on the difference between the financial and income tax bases of assets and liabilities using currently enacted tax rates. SFAS 109 requires that deferred tax assets be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

SUNBELT SYSTEM SOFTWARE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Concentrations of credit risk

The Group is subject to concentration in the volume of business transacted with its main supplier Double-Take. Purchases from Double-Take accounted for more than 80% of the total transactions in 2004 and more than 90% in 2005.

The Group maintains its cash, cash equivalents, with high credit quality financial institutions. Credit risk is limited due to a large number and geographic dispersion of customers comprising the Group’s customer base. For the years ended December 31, 2005 and December 31, 2004 no customer individually accounted for more than 10% of consolidated net revenues.

Comprehensive income

The Group applies the provisions of SFAS No. 130, “Reporting Comprehensive Income”. Comprehensive income is defined to include all changes in equity, except those resulting from investments by stockholders and distributions to stockholders, and is reported in the statement of stockholders’ equity. Included in the Group’s comprehensive income are net income and foreign currency translation adjustments.

Recent accounting pronouncements

On December 16, 2004, the FASB issued SFAS 153, “Exchanges of Non-monetary Assets, an Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions”. This Statement eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153, is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is not expected to have a material impact on the Company’s results of operations, cash flows or financial position.

On June 7, 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections”, a replacement of APB 20, “Accounting Changes”, and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the SFAS does not change the transition provisions of any existing accounting pronouncements. Management does not believe adoption of SFAS 154 will have a material effect on our consolidated financial position, results of operations or cash flows.

2 —	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,		March 31,
	2005	2004	2006
			(unaudited)

Computer and other office furniture	€233	156	245
Motor vehicles	49	71	45
Leasehold improvements	67	67	67
Other	53	48	51

	402	342	408
Less accumulated depreciation and amortization	(165)	(110)	(183)

	€237	232	225

SUNBELT SYSTEM SOFTWARE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amount of assets purchased under capital lease in 2004 amounted to €72. No assets were purchased under capital lease in 2005 or in the three months ended March 2006.

Accumulated depreciation of assets under capital leases amount to €9 as of December 31, 2004, €22 as of December 31, 2005 and €5 as of March 31, 2006 (unaudited).

3 —	PREPAID AND OTHER CURRENT ASSETS

	December 31,		March 31,
	2005	2004	2006
			(unaudited)

Prepaid expenses	€1,487	993	1,571
Value added tax and other tax receivable	348	209	390
Consideration to be received from supplier	482	456	138
Other	8	21	13

Total	€2,325	1,679	2,112

Consideration to be received from supplier relate to rebates to be received from the Group’s main supplier Double-Take.

4 —	ACCRUED EXPENSES

	December 31,		March 31,
	2005	2004	2006
			(unaudited)

Value added tax and other tax liabilities(*)	€616	170	701
Compensation and related payroll taxes	933	646	686
Other	12	145	52

Total	€1,561	961	1,439

(*):	includes €478, €148 and €580 (unaudited) of income tax payable as of December 31, 2005, December 31, 2004 and March 31, 2006 respectively.

5 —	INCOME TAXES

Income (loss) before income taxes is as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2005	2004	2006	2005
			(unaudited)

France	€(38)	514	11	21
UK	1,264	377	366	293

Total	€1,226	891	377	313

SUNBELT SYSTEM SOFTWARE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income tax expense consists of the following:

	Year Ended December 31,		Three Months Ended March 31,
	2005	2004	2006	2005
			(unaudited)

Current income tax expense	€374	262	117	96
Deferred income tax expense	(4)	1	(6)	(2)

Total	€370	263	111	94

Effective tax rate

Actual income tax differs from the amount that would arise from using the statutory tax rate in France as follows:

			Three Months Ended
	Year Ended December 31,		March 31,
	2005	2004	2006	2005
			(unaudited)

French Statutory tax rate	34.83%	34.83%	34.83%	34.83%

Income tax provision computed at French Statutory tax rate	427	310	109	131
Impact of foreign tax rate	(61)	(18)	(13)	(19)
Other differences	4	(29)	15	(18)

Income tax expense	€370	263	111	94

6 —	COMMITMENTS AND CONTINGENCIES

Operating and capital leases

The Group leases its facilities under lease agreements expiring through December 2013. These leases qualify as operating lease arrangements. Certain leases have rent escalation clauses that are variable based on inflation indices. Certain cars are leased under capital lease arrangements.

Future minimum operating and capital lease payments are as follows:

	Operating		Capital

Year ending December 31, 2006		€196	16
2007		155	16
2008		142	13
2009		52	—
2010		39	—
2011-2013		98	—

Total minimum lease payments		682	45
Less: Amounts representing interest			(2)

Present value of capital lease obligations			43

Less: current portion	€		27

SUNBELT SYSTEM SOFTWARE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2005 and 2004 operating rental expenses were €264 and €195 respectively. For the three month periods ended March 31, 2006 and March 31, 2005, operating rental expenses were €61 (unaudited) and €61(unaudited).

Interest paid under capital lease arrangements amounted to €2 and €1 for the years ended December 31, 2005 and December 31, 2004. Interest paid for the three month periods ended March 31, 2006 and March 31, 2005, were €0.4 (unaudited) and €0.2 (unaudited).

Guarantees and indemnification obligations

The Group enters into agreements in the ordinary course of business with, among others, customers, resellers, and distributors. Indemnities under these agreements are limited by the initial end user customer agreement. Third-party claims and patent infringements are Double-Take’s responsibility.

As of December 31, 2005, the Group is not aware of any other material commitment.

7 —	EXPOSURE TO MARKET RISKS

Foreign currency risk

The Group is exposed to foreign currency risk since it has foreign operations in the United Kingdom. Most of the Group’s sales are denominated in euro and in GBP, which are the most important currency influencing the costs, and in their relation between them and with the U.S. dollars. During the years ended December 31, 2005 and 2004, the Group has not used derivative financial instruments to hedge its currency exposure.

8 —	EMPLOYEE RETIREMENT PLANS

French employee retirement plan

Under French law, the Group must make contributions to government-regulated schemes for retirement plans. Pension costs for the years ended December 31, 2005 and December 31, 2004 amounted to respectively €7 and €8. Pension costs for the three month periods ended March 31, 2006 and March 31, 2005 amounted to €2 (unaudited) in both periods.

French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Estimated retirement indemnities are accrued over the working life of employees using actuarial assumptions such as discount rate, turnover rate and percentage of average salary increase. Benefits do not vest prior to retirement. There is no formal plan and no funding of the obligation is required. The Group’s obligation as of December 31, 2005 and 2004 was respectively €28 and €21. The Group obligation as of March 31, 2006 was €30 (unaudited).

U.K. defined contribution plan

The UK subsidiary has a defined contribution plan, which covers substantially all employees. Generally, all employees are eligible for the plan. Sunbelt contributes to the plan an amount representing 3% of the salary of each employee. The amounts of cost recognized for defined contribution pension plans for the years ended December 31, 2005 and December 31, 2004 are €14 and €10 respectively and €5 (unaudited) and €3 (unaudited) respectively for the three month periods ended March 31, 2006 and March 31, 2005.

9 —	CAPITAL (COMMON STOCK AND CAPITAL IN EXCESS OF PAR VALUE)

General

As of December 31, 2005 and 2004, there were 500 shares issued and outstanding. Each share is entitled to one vote. The share nominal value for each share amounted to 15.24 euros.

As of March 17, 2006, Sunbelt increased its share capital from €7 to €37. The nominal value per share was raised to 74 euros.

SUNBELT SYSTEM SOFTWARE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Group’s by-laws. As of December 31, 2005, the Group has not distributed any dividends since its inception. The retained earnings totaled approximately €2,579 and €1,723 as of December 31, 2005 and December 31, 2004 respectively. Dividend distributions, if any, will be made in euros.

10 —	SEGMENT INFORMATION

Reportable segments

The Group operates in a single business segment, software sales and related services. The Group’s products and services are sold throughout EMEA and Asia Pacific, through direct and indirect sales channels. The Group’s chief operating decision maker, the chief executive officer, evaluates the performance of the Group based upon stand-alone revenue of product channels and the two geographic regions of the segment discussed below and does not receive discrete financial information about asset allocation, expense allocation or profitability from the Group’s software sales and related services.

The Group is organized into two geographic regions: the United Kingdom and all other countries. All transfers between geographic regions have been eliminated from consolidated revenues. The following information is presented in accordance with SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information.

Geographic areas

The following tables represent revenue by country based on country of invoice and long-lived assets by country based on the location of assets:

Revenue analysis

	Year Ended December 31,		Three Months Ended March 31,
	2005	2004	2006	2005
			(unaudited)

France	€9,114	8,000	1,748	125
UK	4,298	2,439	2,144	2,739
Elimination of intercompany transactions	(154)	(77)	(47)	(35)

Total sales to external customers	€13,257	10,362	3,845	2,829

Net book value of long-lived assets

	December 31,		March 31,
	2005	2004	2006
			(unaudited)

France	€228	220	217
UK	9	12	8

Total net book value of long-lived assets	€237	232	225

SUNBELT SYSTEM SOFTWARE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11 — RELATED PARTY TRANSACTIONS

The Group is involved in some transactions with Sunbelt Software Distribution (“SSD”) a US-based company. The CEO of the Group is also CEO of SSD. For the years ended December 31, 2005 and 2004, transactions with SSD are described below:

	December 31,		March 31,
	2005	2004	2006
			(unaudited)

Trade receivable	€—	1	5
Trade payable	40	35	52

	Year Ended December 31,		Three Months Ended March 31,
	2005	2004	2006	2005
			(unaudited)

Sales to SSD	€64	39	16	2
Purchases from SSD	278	215	85	51

12 —	VALUATION AND QUALIFYING ACCOUNTS (Schedule II)

The following table sets forth activity in the Group’s accounts receivable reserve account:

	Balance				Balance
	at Beginning			Currency	at End
	of Year	Provisions	Reversals	Variation	of Year

Fiscal year 2004	14	29	(4)	(1)	38
Fiscal year 2005	38	34	(19)	1	54

13 —	SUBSEQUENT EVENTS

In May 23, 2006, all of the shares of Sunbelt Systems Software were purchased by Double-Take. Sunbelt Systems Software shareholders were paid $1.1 million by Double-Take as the initial payment for the acquisition. The remaining portion of the total purchase price, which is estimated to be between $10 million and $12 million will be payable in monthly increments based upon a specified percentage of the amounts paid by Sunbelt to Double-Take each month in respect of purchases under the distribution agreement with Double-Take through December 31, 2007.

On May 16, 2006 at the ordinary shareholders’ meeting, a distribution totaling €1.6 million was declared. The distribution consisted of €915 as a dividend and €685 as a distribution of reserves. The distribution was paid to Double-Take on May 23, 2006. Additionally, on June 7, 2006 an additional dividend was declared and paid in the aggregate amount of €726.

On July 16, 2006, Sunbelt System Software changed its name to Double-Take Software.

7,500,000 Shares

Common Stock

PROSPECTUS

Cowen and Company
Thomas Weisel Partners LLC

Joint Bookrunning Managers

CIBC World Markets
Pacific Crest Securities

                    , 2006

Until          , 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various fees and expenses, other than the underwriting discounts and commissions, payable by Double-Take Software, Inc. (the “Registrant”) in connection with the sale of the common stock being registered hereby. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and The NASDAQ Stock Market listing fee.

Amount

SEC registration fee	$10,700
NASD filing fee	10,500
The NASDAQ Stock Market listing fee	100,000
Blue sky qualification fees and expenses	15,000
Accounting fees and expenses	1,000,000
Legal fees and expenses	1,350,000
Printing and engraving expenses	425,000
Transfer agent and registrar fees	45,000
Miscellaneous expenses	46,175

Total	$3,001,375

Item 14.	Indemnification of Directors and Officers

Delaware General Corporation Law.  Section 145(a) of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the Delaware General Corporation Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(f) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Section 145(j) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Certificate of Incorporation.  The Registrant’s amended and restated certificate of incorporation filed as Exhibit 3.1 hereto provides that, to the fullest extent permitted by the Delaware General Corporation Law, the Registrant’s directors will not be personally liable to the Registrant or its stockholders for monetary damages resulting from a breach of their fiduciary duties as directors. However, nothing contained in such provision will eliminate or limit the liability of directors (1) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) under section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit.

Bylaws.  The Registrant’s amended and restated bylaws provide for the indemnification of the officers and directors of the Registrant to the fullest extent permitted by the Delaware General Corporation Law. The bylaws provide that each person who was or is made a party to, or is threatened to be made a party to, any civil or criminal action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Registrant shall be indemnified and held harmless by the Registrant to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss, including, without limitation, attorneys’ fees, incurred by such person in connection therewith, if such person acted in good faith and in a manner such person reasonably believed to be or not opposed to the best interests of the Registrant and had no reason to believe that such person’s conduct was illegal.

Insurance.  The Registrant maintains directors and officers liability insurance, which covers directors and officers of the Registrant against certain claims or liabilities arising out of the performance of their duties.

Underwriting Agreement.  The Registrant’s underwriting agreement with the underwriters will provide for the indemnification of the directors and officers of the Registrant and certain controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

The information presented below describes sales and issuances of securities by the Registrant since January 1, 2003. The number of shares and consideration per share shown does not give effect to the reverse split expected to be implemented by the Registrant immediately before completion of the offering. The information presented below regarding the aggregate consideration received by the Registrant is provided before deduction of offering and other related expenses. Unless otherwise indicated below, the consideration for all such sales and issuances, other than issuances of stock options, was cash.

(1) In October 2003, the Registrant issued 1,066,667 shares of the Registrant’s Series B Convertible Preferred Stock, at a purchase price of $1.50 per share, or $1,600,000 in the aggregate, to four institutional investors.

(2) In June 2004, the Registrant issued 8% Subordinated Convertible Promissory Notes to accredited investors in an aggregate amount of $2,000,000 (the “Promissory Notes”).

(3) In October 2004, the Registrant issued 5,102,041 shares of the Registrant’s Series C Convertible Preferred Stock, at a purchase price of $0.98 per share, or $5,000,000 in the aggregate, to four accredited investors. In connection with that issuance, the Registrant also issued to the same four accredited investors an aggregate of 2,615,357 share of the Registrant’s Series C Convertible Preferred Stock upon the conversion of the principal amount and all accrued interest under the Promissory Notes.

(4) In August 2005, the Registrant issued 54,696 shares of the Registrant’s Series C Convertible Preferred Stock to six of the Registrant’s executive officers pursuant to the Registrant’s annual bonus plan for executive officers.

(5) In February 2006, the Registrant issued 67,998 shares of the Registrant’s Series C Convertible Preferred Stock to five of the Registrant’s executive officers pursuant to the Registrant’s annual bonus plan for executive officers.

(6) In 2004, the Registrant issued 2,199 shares of the Registrant’s Common Stock upon the exercise of employee benefit options to one of the Registrant’s employees at an exercise price of $0.93 per share, for aggregate consideration of $2,048. In 2005, the Registrant issued an aggregate of 1,486 shares of the Registrant’s Common Stock upon the exercise of employee benefit options to two of the Registrant’s employees at an exercise price of $0.93 per share, for aggregate consideration of $1,384. In 2006, the Registrant issued an aggregate of 8,263 shares of the Registrant’s Common Stock upon the exercise of employee benefit options to six of the Registrant’s employees at a weighted average exercise price of $0.93 per share, for aggregate consideration of $8,276.

(7) Since January 1, 2003, the Registrant has issued to directors, officers and employees options to purchase approximately 3,252,581 shares of the Registrant’s Common Stock under the Registrant’s 2003 Employees Stock Option Plan, the Registrant’s Non-Executive Director Stock Option Plan and the Registrant’s 2006 Omnibus Incentive Plan at exercise prices from $0.93 to $7.06 per share.

* * * *

The issuances of securities in the transactions described in paragraphs 1, 2 and 3 above were effected without registration under the Securities Act in reliance on Section 4(2) thereof or Rule 506 of

Regulation D thereunder in that such sales were to purchasers who represented that they were accredited investors as defined under the Securities Act. The issuances of securities in the transactions described in paragraphs 4, 5, 6 and 7 above were effected without registration under the Securities Act in reliance on Section 4(2) thereof or Rule 701 thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. None of the foregoing transactions was effected using any form of general advertising or general solicitation as such terms are used in Regulation D under the Securities Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates or other instruments issued in such transactions. All such recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed herewith:

*1	.01	Form of Underwriting Agreement.
*2	.01	Share Purchase Agreement dated as of May 23, 2006, by and among Double-Take Software, Inc. (the “Company”), Sunbelt International S.A.R.L. and Mr. Joe Murciano.
*3	.01	Form of Second Amended and Restated Certificate of Incorporation of the Company (to become effective upon completion of the offering).
*3	.02	Second Amended and Restated Bylaws of the Company (to become effective upon completion of the offering).
*3	.03	Amended and Restated Certificate of Incorporation.
*3	.04	Amended and Restated Bylaws.
*4	.01	Form of certificate representing the Common Stock, par value $.001 per share, of the Company.
*5	.01	Opinion of Hogan & Hartson L.L.P. regarding the validity of the Common Stock.
*10	.01	1996 Employees Stock Option Plan.
*10	.02	Form of Incentive Stock Award pursuant to the 1996 Employees Stock Option Plan.
*10	.03	Non-Executive Director Stock Option Plan.
*10	.04	Form of Non-Qualified Incentive Stock Option Award pursuant to the Non-Executive Director Stock Option Plan.
*10	.05	2003 Employees Stock Option Plan.
*10	.06	Form of Incentive Stock Award pursuant to the 2003 Employees Stock Option Plan.
*10	.07	Double-Take Software 2006 Omnibus Incentive Plan.
*10	.08A	Form of Incentive Stock Option Agreement pursuant to the Double-Take Software 2006 Omnibus Incentive Plan.
*10	.08B	Form of Nonqualified Stock Option Agreement pursuant to the Double-Take Software 2006 Omnibus Incentive Plan.
*10	.08C	Form of Director Nonqualified Stock Option Agreement pursuant to the Double-Take Software 2006 Omnibus Incentive Plan.
*10	.09	Form of Double-Take Software, Inc. Indemnification Agreement.
*10	.10	NSI Executive Compensation Plan 2006.
*10	.11	Amended and Restated Registration Rights Agreement dated as of October 6, 2004, among the Company and the Holders Named Therein (the “Registration Rights Agreement”).
*10	.12	Amendment and Joinder to the Registration Rights Agreement dated as of July 31, 2006.
*10	.13	Lease Agreement, dated June 12, 2000, between E-L Allison Pointe II, LLP and the Company.
*10	.14	First Amendment to the Lease Agreement, dated June 15, 2000, by and between E-L Allison Pointe II, LLP and the Company.
*10	.15	Loan and Security Agreement dated as of October 16, 2003, among the Company and Silicon Valley Bank.

*10	.16	Loan Modification Agreement, dated as of April 26, 2004, by and between Silicon Valley Bank and the Company.
*10	.17	Third Loan Modification Agreement by and between Silicon Valley Bank and the Company.
*10	.18	Fifth Loan Modification Agreement by and between Silicon Valley Bank and the Company.
*10	.19	Seventh Loan Modification Agreement by and between Silicon Valley Bank and the Company.
*10	.20	Eighth Loan Modification Agreement between Silicon Valley Bank and the Company.
*10	.21	Ninth Loan Modification Agreement between Silicon Valley Bank and the Company.
*10	.22	Employment Letter, dated August 7, 2006, between Double-Take Software, Inc. and Dean Goodermote.
*10	.23	Employment Letter, dated October 31, 2006, between Double-Take Software, Inc. and S. Craig Huke.
*10	.24	Employment Letter, dated October 31, 2006, between Double-Take Software, Inc. and Daniel M. Jones.
*10	.25+	Products License and Distribution Agreement, dated as of November 16, 2001, by and between the Company and Dell Products L.P. by and on behalf of itself and Dell Computer Corporation.
*10	.26	Amendment 3 to Products License and Distribution Agreement, dated as of December 2, 2003, between the Company and Dell Computer Corporation.
*10	.27+	Amendment 4 to Products License and Distribution Agreement, effective as of July 25, 2003, between the Company and Dell Computer Corporation.
*10	.28+	Amendment 5 to Products License and Distribution Agreement, dated as of December 2, 2003, between the Company and Dell Computer Corporation.
*10	.29	Amendment 6 to Products License and Distribution Agreement, effective as of February 26, 2004, between the Company and Dell Computer Corporation.
*10	.30	Amendment 7 to Products License and Distribution Agreement, effective as of February 18, 2005, between the Company and Dell Computer Corporation.
*10	.31+	Amendment to Products License and Distribution Agreement, effective as of January 31, 2006, between the Company and Dell Computer Corporation.
*10	.32+	Restated Xcelerate! Distributor Agreement, dated as of August 28, 2006, between Double-Take Software, Inc. and Sunbelt International.
*10	.33+	Xcelerate! Partner Agreement, dated August 2, 2001, between the Company and Sunbelt Software Distribution Inc.
*10	.34+	Addendum 1 to Xcelerate Partner Agreement, dated August 2, 2001, between the Company and Sunbelt Software Distribution Inc.
*10	.35+	Addendum 3 to Xcelerate Partner Agreement, dated November 27, 2001, between the Company and Sunbelt Software Distribution Inc.
*10	.36+	Addendum 4 to Xcelerate Partner Agreement, dated May 31, 2002, between the Company and Sunbelt Software Distribution Inc.
*10	.37+	Addendum 4 to Xcelerate Partner Agreement, dated August 27, 2002, between the Company and Sunbelt Software Distribution Inc.
*10	.38	Amendment 5 to Xcelerate Partner Agreement, dated February 13, 2004, between the Company and Sunbelt Software Distribution Inc.
*10	.39+	Amendment 6 to Xcelerate Partner Agreement, dated February 14, 2004, between the Company and Sunbelt Software Distribution Inc.
*10	.40+	Amendment 7 to Xcelerate Partner Agreement, dated March 22, 2005, between the Company and Sunbelt Software Distribution Inc.
*10	.41+	Amendment 8 to Xcelerate Partner Agreement, dated April 1, 2005, between the Company and Sunbelt Software Distribution Inc.
*10	.42+	Amendment 9 to Xcelerate Partner Agreement, dated February 15, 2006, between the Company and Sunbelt Software Distribution Inc.
*10	.46	Amended and Restated Employment/Severance Agreement, dated October 31, 2006, between Double-Take Software, Inc. and Robert L. Beeler.

*10	.47	Amended and Restated Employment/Severance Agreement, dated October 31, 2006, between Double-Take Software, Inc. and David J. Demlow.
*10	.48	Form of Non-Disclosure Confidentiality Agreement.
*21	.01	Subsidiaries of the Company.
23.01		Consent of Eisner LLP.
*23	.02	Consent of Ernst & Young Audit.
*23	.03	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.01)
*24	.01	Power of Attorney (included on signature page).
*24	.02	Power of Attorney of Paul Birch and John Landry.
*99	.01	Consent of IDC
*99	.02	Consent of The McLean Valuation Services Group

*	Previously filed.

+	Confidential treatment was requested for certain portions of these agreements. The confidential portions were filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedules

The financial statement schedules are omitted because they are inapplicable or the requested information is shown in the financial statements of Double-Take Software, Inc. or related notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-Effective Amendment No. 5 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southborough, Commonwealth of Massachusetts, on November 27, 2006.

DOUBLE-TAKE SOFTWARE, INC.

By:	/s/ Dean Goodermote
Dean Goodermote
President, Chief Executive Officer and
Chairman of the Board of Directors
(Duly Authorized Officer)

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 5 to Registration Statement on Form S-1 has been signed on November 27, 2006 by the following persons in the capacities indicated.

Name	Title

/s/ Dean Goodermote Dean Goodermote	President, Chief Executive Officer, and Chairman of the Board of Directors (Principal Executive Officer)

/s/ S. Craig Huke S. Craig Huke	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Paul Birch	Director

* Ashoke (Bobby) Goswami	Director

* John B. Landry	Director

* Laura L. Witt	Director

* John W. Young	Director

* /s/ Dean Goodermote Dean Goodermote Attorney-in-Fact

EXHIBIT INDEX

*1	.01	Form of Underwriting Agreement.
*2	.01	Share Purchase Agreement dated as of May 23, 2006, by and among Double-Take Software, Inc. (the “Company”), Sunbelt International S.A.R.L. and Mr. Joe Murciano.
*3	.01	Form of Second Amended and Restated Certificate of Incorporation of the Company (to become effective upon completion of the offering).
*3	.02	Second Amended and Restated Bylaws of the Company (to become effective upon completion of the offering).
*3	.03	Amended and Restated Certificate of Incorporation.
*3	.04	Amended and Restated Bylaws.
*4	.01	Form of certificate representing the Common Stock, par value $.001 per share, of the Company.
*5	.01	Opinion of Hogan & Hartson L.L.P. regarding the validity of the Common Stock.
*10	.01	1996 Employees Stock Option Plan.
*10	.02	Form of Incentive Stock Award pursuant to the 1996 Employees Stock Option Plan.
*10	.03	Non-Executive Director Stock Option Plan.
*10	.04	Form of Non-Qualified Incentive Stock Option Award pursuant to the Non-Executive Director Stock Option Plan.
*10	.05	2003 Employees Stock Option Plan.
*10	.06	Form of Incentive Stock Award pursuant to the 2003 Employees Stock Option Plan.
*10	.07	Double-Take Software 2006 Omnibus Incentive Plan.
*10	.08A	Form of Incentive Stock Option Agreement pursuant to the Double-Take Software 2006 Omnibus Incentive Plan.
*10	.08B	Form of Nonqualified Stock Option Agreement pursuant to the Double-Take Software 2006 Omnibus Incentive Plan.
*10	.08C	Form of Director Nonqualified Stock Option Agreement pursuant to the Double-Take Software 2006 Omnibus Incentive Plan.
*10	.09	Form of Double-Take Software, Inc. Indemnification Agreement.
*10	.10	NSI Executive Compensation Plan 2006.
*10	.11	Amended and Restated Registration Rights Agreement dated as of October 6, 2004, among the Company and the Holders Named Therein (the “Registration Rights Agreement”).
*10	.12	Amendment and Joinder to the Registration Rights Agreement dated as of July 31, 2006.
*10	.13	Lease Agreement, dated June 12, 2000, between E-L Allison Pointe II, LLP and the Company.
*10	.14	First Amendment to the Lease Agreement, dated June 15, 2000, by and between E-L Allison Pointe II, LLP and the Company.
*10	.15	Loan and Security Agreement dated as of October 16, 2003, among the Company and Silicon Valley Bank.
*10	.16	Loan Modification Agreement, dated as of April 26, 2004, by and between Silicon Valley Bank and the Company.
*10	.17	Third Loan Modification Agreement, by and between Silicon Valley Bank and the Company.
*10	.18	Fifth Loan Modification Agreement, by and between Silicon Valley Bank and the Company.
*10	.19	Seventh Loan Modification Agreement, by and between Silicon Valley Bank and the Company.
*10	.20	Eighth Loan Modification Agreement, between Silicon Valley Bank and the Company.
*10	.21	Ninth Loan Modification Agreement, between Silicon Valley Bank and the Company.
*10	.22	Employment Letter, dated August 7, 2006, between Double-Take Software, Inc. and Dean Goodermote.
*10	.23	Employment Letter, dated October 31, 2006, between Double-Take Software, Inc. and S. Craig Huke.
*10	.24	Employment Letter, dated October 31, 2006, between Double-Take Software, Inc. and Daniel M. Jones.
*10	.25+	Products License and Distribution Agreement, dated as of November 16, 2001, by and between the Company and Dell Products L.P. by and on behalf of itself and Dell Computer Corporation.
*10	.26	Amendment 3 to Products License and Distribution Agreement, dated as of December 2, 2003, between the Company and Dell Computer Corporation.

*10	.27+	Amendment 4 to Products License and Distribution Agreement, effective as of July 25, 2003, between the Company and Dell Computer Corporation.
*10	.28+	Amendment 5 to Products License and Distribution Agreement, dated as of December 2, 2003, between the Company and Dell Computer Corporation.
*10	.29	Amendment 6 to Products License and Distribution Agreement, effective as of February 26, 2004, between the Company and Dell Computer Corporation.
*10	.30	Amendment 7 to Products License and Distribution Agreement, effective as of February 18, 2005, between the Company and Dell Computer Corporation.
*10	.31+	Amendment to Products License and Distribution Agreement, effective as of January 31, 2006, between the Company and Dell Computer Corporation.
*10	.32+	Restated Xcelerate! Distributor Agreement, dated as of August 28, 2006, between Double-Take Software, Inc. and Sunbelt International.
*10	.33+	Xcelerate! Partner Agreement, dated August 2, 2001, between the Company and Sunbelt Software Distribution Inc.
*10	.34+	Addendum 1 to Xcelerate Partner Agreement, dated August 2, 2001, between the Company and Sunbelt Software Distribution Inc.
*10	.35+	Addendum 3 to Xcelerate Partner Agreement, dated November 27, 2001, between the Company and Sunbelt Software Distribution Inc.
*10	.36+	Addendum 4 to Xcelerate Partner Agreement, dated May 31, 2002, between the Company and Sunbelt Software Distribution Inc.
*10	.37+	Addendum 4 to Xcelerate Partner Agreement, dated August 27, 2002, between the Company and Sunbelt Software Distribution Inc.
*10	.38	Amendment 5 to Xcelerate Partner Agreement, dated February 13, 2004, between the Company and Sunbelt Software Distribution Inc.
*10	.39+	Amendment 6 to Xcelerate Partner Agreement, dated February 14, 2004, between the Company and Sunbelt Software Distribution Inc.
*10	.40+	Amendment 7 to Xcelerate Partner Agreement, dated March 22, 2005, between the Company and Sunbelt Software Distribution Inc.
*10	.41+	Amendment 8 to Xcelerate Partner Agreement, dated April 1, 2005, between the Company and Sunbelt Software Distribution Inc.
*10	.42+	Amendment 9 to Xcelerate Partner Agreement, dated February 15, 2006, between the Company and Sunbelt Software Distribution Inc.
*10	.46	Amended and Restated Employment/Severance Agreement, dated October 31, 2006, between Double-Take Software, Inc. and Robert L. Beeler.
*10	.47	Amended and Restated Employment/Severance Agreement, dated October 31, 2006, between Double-Take Software, Inc. and David J. Demlow.
*10	.48	Form of Non-Disclosure Confidentiality Agreement.
*21	.01	Subsidiaries of the Company.
23.01		Consent of Eisner LLP.
*23	.02	Consent of Ernst & Young Audit.
*23	.03	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.01)
*24	.01	Power of Attorney (included on signature page).
*24	.02	Power of Attorney of Paul Birch and John Landry.
*99	.01	Consent of IDC.
*99	.02	Consent of The McLean Valuation Services Group.

*	Previously filed.

+	Confidential treatment was requested for certain portions of these agreements. The confidential portions were filed separately with the Securities and Exchange Commission.